
CAPE COD
Tom's
HOT
LANCE
Toast Chee
Crackers
Peanut Butter
archway
LANCE
Nekot Cookies
Peanut Butter

LANCE INC.

2008 ANNUAL REPORT

Financial Highlights

Financial data except per share amounts and return percentages in thousands	**2008**	**2007**	**2006**
Operations For The Year:			
Net sales and other operating revenue	$ 852,468	$ 762,736	$ 730,116
Income from continuing operations before interest and income taxes	30,114	38,542	31,343
Net income from continuing operations	17,706	23,809	18,378
Net income from discontinued operations	—	29	100
Net income	**17,706**	**23,838**	**18,478**
Net cash flow from operating activities	54,910	52,350	39,097
Depreciation and amortization	32,217	29,307	26,897
Capital expenditures	39,064	39,476	46,965
Business acquisitions, net of cash acquired	54,984	—	—
Return on equity	7.5%	9.6%	8.3%
Debt to equity	41.6%	20.2%	22.5%
Per Share Of Common Stock:			
Net income (diluted)	$ 0.56	$ 0.76	$ 0.60
Cash dividends	$ 0.64	$ 0.64	$ 0.64
Shares used in computing diluted earnings per share (in millions)	31.8	31.4	30.8

Forward-Looking Statements
This report contains statements which may be forward looking within the meaning of applicable securities laws. The statements may include projections regarding future earnings and results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ, including price competition and industry consolidation, increases in prices or availability of ingredients, product price increase impact on total revenue, risks from large customers, changes in consumer preferences, implementation of a new information system, product recalls or safety concerns, food industry and regulatory factors, acquisition and divestiture risks, ability to execute strategic initiatives, interest rate, foreign exchange rate and credit risks, natural disasters or catastrophic events, and current economic conditions are discussed in the Company's most recent Form 10-K filed with the Securities and Exchange Commission.

Letter to Stockholders

Fellow Stockholders,

In our recent annual reports, we've outlined our efforts to transform Lance into a more effective competitor in the snack food industry. Our approach has been a consistent emphasis on organizational development, focused sales growth and building a foundation to support future growth. The keys to building our foundation have related to enhancing our supply chain, our direct store delivery system (DSD) and our information systems.

Although there is some additional foundation work remaining, the transformation of Lance is largely behind us as we enter 2009. We are now shifting much more of our time, attention and financial resources externally — toward our customers and consumers.

Before I discuss our expectations for 2009 and beyond, I'd like to reflect on the accomplishments of the past few years, which have positioned Lance to grow and prosper in a very competitive and rapidly changing business environment.

Since mid-2005, the transformational efforts have touched most of our people in some way. We have converted to a centralized and functional organizational structure; we have welcomed new leaders from outside the company into many roles; we have altered long standing methods of operation; we have implemented new information systems; and we have acquired and integrated several new businesses. The sheer amount of change has often been disruptive to our business, and the level of financial investment has been quite high. However, the following list of accomplishments makes it clear that we have made great progress.

- We have built a solid team of leaders who are organized to win. This team includes many talented people with a long history at Lance as well as people that we have brought in with skills and experiences gained at other companies. With this team, we are well positioned to handle significant internal and external growth.
- Our supply chain now includes ten production locations and five logistics centers. We are now located closer to our customers and have the production capacity to grow. In 2004, we had six production centers and three logistics centers which were located much farther, on average, from our customers.
- Since 2004, within our DSD system we have reduced the average age of vehicles from around ten years to less than five years in 2008; we have implemented a new handheld computer system; we have slashed the turnover rate among our route service representatives by two thirds; and we have increased the key measure of route productivity (average sales per route) by nearly 50%.
- We have largely completed the implementation of our Oracle ERP information system, which will power our entire organization and support our growth. In 2004, we had four separate systems, making it expensive and difficult to get the right information to the right people at the right time to make decisions.
- We have built a solid capability to develop product innovations and are beginning to provide a consistent pipeline of new items. This will allow our brands to grow more rapidly and meet the changing expectations of our consumers.
- We have clarified our brand positioning, refreshed our brand identities and updated our packaging.

- Sales in 2008 were $852 million, up by more than 50% or $288 million since 2004. Our key brands have delivered solid market share performance.
- Our reported profitability has not kept pace with our other accomplishments as an unprecedented commodity bubble drove our input costs faster than we could offset with pricing and cost reductions. However, as we moved through 2008, we were able to increase pricing and reduce costs, which drove a significant improvement in our profit margins. This is clear in our results for the fourth quarter of 2008. EPS in the fourth quarter was $0.24, which represents the highest fourth quarter EPS for our company in the past decade.
- We have maintained conservative financial leverage.
- We have made three acquisitions, including Tom's, Brent & Sam's and Archway, which directly support our foundation building efforts and our growth goals.
- Our total return to stockholders in 2008 was a solid 9.3%, which is especially gratifying in light of the significant decline in the broader stock market. Since 2003, our total return to stockholders has been solidly positive and materially stronger than the broader stock market. An investment of $100 in Lance, Inc. at the end of 2003, with dividends reinvested, was worth $176 at the end of 2008. That is a 76% return on the initial $100 investment, compared to a 21% loss if the same $100 had been invested in the overall NASDAQ Stock Market.


Net Sales
(dollars in millions)
$564.7
$651.4
$730.1
$762.7
$852.5
2004
2005
2006
2007
2008


Earnings Per Share
$0.77
$0.58
$0.60
$0.76
$0.56
2004
2005
2006
2007
2008


2008 Earnings Per Share
$0.02
$0.09
$0.21
$0.24
Q1
Q2
Q3
Q4

We are very proud of how the entire Lance organization has pulled together over the past few years during this period of significant change to deliver these accomplishments. Although the level of change at Lance may begin to subside, we operate in a rapidly changing world and a very competitive industry. For this reason, there has been a concerted effort to nurture a culture at Lance that will adapt and continue to succeed in a changing environment. This culture will sustain the operational gains we've made and allow us to foresee and embrace the changes required to succeed in the future.

Our approach to addressing our culture has been straightforward. We are working to ensure that all of our employees are treated fairly and with respect; that they understand our business, our goals and our values; that they know why changes are required and how their roles impact our results; that they are encouraged to provide input into how we operate; and that they know we truly appreciate their contributions. This approach will help us attract and retain great people and position them to help the company make the changes required to succeed in an evolving market. I am extremely confident that our people can successfully build on the foundation that they have developed over the past several years.

For 2009, we remain focused on our financial goals of accelerating sales growth, widening margins, improving our return on capital and delivering earnings per share growth.

As we enter 2009, we have our prices aligned with our current outlook for ingredient and energy costs. Since we have locked in many of our major commodity costs through the first half of 2009, we believe sales volume is the key to delivering against our profitability goals.

Although the U.S. economy is in rough shape, we have solid sales momentum entering 2009. This will be enhanced by the best slate of new product innovation we've had in years as well as the addition of the Archway Cookie brand, which we acquired in late 2008.

In our branded business we plan to extend our Lance brand by introducing 100 calorie packs of Lance sandwich crackers, a line of whole grain wheat sandwich crackers and a new Lance branded soft cookie sold in convenience stores. We will extend our Tom's salty snack line to include onion rings and are working on new items to extend our Cape Cod brand.

We are also ramping up our investment in consumer advertising, which will include a national TV campaign for the Lance brand, radio for the Tom's brand and a magazine campaign for the Cape Cod brand.

Our customer relationships, sales and marketing expertise, supply chain capabilities and DSD system will provide tremendous support in our efforts to restore Archway to its historic role as a leader in premium, home-style cookies.

The weak economy has provided some additional tailwind to the multi-year growth trend in private brand cookies and crackers. Lance Private Brands has been growing faster than the industry over the past few years, and our April 2008 Brent & Sam's acquisition has further spurred our growth. We have solid momentum and anticipate continued growth in 2009.

With our pipeline of new products, the Archway acquisition, accelerated consumer investment and our solid position in private brands, we are optimistic that 2009 will represent another year of impressive revenue growth.

From an operational perspective, our focus in 2009 will include the completion of our Oracle implementation, driving additional gains in sales per route in our DSD system and instilling a continuous improvement culture throughout our supply chain.

With strong sales and continued operational improvement we anticipate solid profitability performance for Lance in 2009. As we move beyond 2009, our confidence in our people and in the culture we are developing supports our optimism for top line growth and continued improvement in profitability and shareholder value.

Lance has a talented and experienced Board of Directors that has provided leadership and support through this transition. We have talented and dedicated leaders across the company that have done an excellent job of managing the many changes that have strengthened our foundation. We have many loyal and committed employees that have stepped up to the many challenges and have become directly involved in driving continuous improvement at Lance. I want to take this opportunity to say thanks to all!

I have much optimism about our future and look forward to updating you next year as the hard work and successes of the past few years begin to be reflected in our financial results.

Sincerely,

David V. Singer
President and Chief Executive Officer

Providing Great Tasting Snack Products for Nearly a Century

Lance has provided snack products for hungry consumers since 1913. After nearly 100 years in the snack food business Lance now offers a wide variety of snack products for consumers who expect consistent high quality, freshness and great taste.

Lance sandwich crackers are made with time-honored baking techniques and quality fillings. We make 100% of the peanut butter used in our Lance brand sandwich crackers. Our manufacturing process includes a strict, in-depth quality control program that involves extensive testing of our peanut butter at various phases of production. This commitment to quality and great taste continues to make Lance brand sandwich crackers a consumer favorite and the nation's leading sandwich cracker brand by a margin of nearly twice that of the closest competitor.

Lance's Cape Cod Potato Chip brand is the country's number one kettle-cooked potato chip brand. Quality all natural ingredients and a distinctive crunch have made Cape Cod branded chips a top choice among consumers. Founded in New England, the Cape Cod brand has experienced strong growth throughout the eastern United States.

Tom's branded snack products were added to Lance's snack portfolio in late 2005 and have been a southeast regional brand favorite for generations. Tom's offers consumers a wide range of salty snacks with big crunch, distinct bold




CAPE COD
Potato Chips
All Natural
Tom's
NEW!
LANCE
100 Calorie
POUCHES
Peanut Butter
NEW!
Crackers
archway
Oatmeal Raisin


VISTA
Chocolate Chip with Candy Gems
VISTA
Fudge Extra Filled Chocolate
Crémes
BRENT & SAM'S
Soft & Chewy
OATMEAL RAISIN
LANCE
fresh
Toast Chee
Crackers
Bass Pro Shops
Uncle Buck's
BEEF & CHEESE STICKS

flavors and unique forms, all at a good value. Successful integration into Lance's route sales system has enabled Tom's to become the fastest growing regional salty snack brand in convenience and grocery stores.

In late 2008, Archway became the latest addition to Lance's selection of branded snack products. Archway offers a distinctive line of home-style cookies with classic flavors such as molasses, gingerbread and oatmeal. Archway also offers limited edition holiday items which are an annual favorite for consumers and retailers.

In addition to our well-known branded snack products, Lance Private Brands offers consumers a wide variety of private label snacks. Lance is highly regarded in the industry as a low cost manufacturer of high quality private label cookies, crackers and sugar wafers and our private label products offer an excellent value proposition for our customers. We further strengthened our portfolio of private label products with the acquisition of Brent & Sam's Gourmet Cookies in early 2008. Adding this line of high-quality premium cookies has allowed Lance to capitalize on the growth in premium private label products and makes Lance a more valuable partner to our customers. Private label has experienced rapid sales growth in recent years and Lance is well positioned to leverage its reputation, excellent manufacturing facilities and great tasting snack products to sustain this growth trend.



Teamwork and Unity Driving Growth and Profitability


CAPE COD
Potato Chips
Guelph, ON
Cambridge, ON
Hyannis, MA
Burlington, IA
Ashland, OH
Charlotte, NC
Little Rock, AR
Columbus, GA
Corsicana, TX
Perry, FL
DSD Footprint
Distributors
Manufacturing Center

With a route sales system including over 1,300 sales representatives operating in twenty-five states and ten manufacturing centers in the U.S. and Canada, Lance has a very strong and diverse employee base. Our employees have embraced the concept of teamwork with great enthusiasm in recent years and their efforts have driven impressive improvements to our operations. Many of our employees participate in cross-functional teams assembled from across the organization for the purpose of diagnosing operational issues and finding creative, cost effective solutions. As we continue to grow, teamwork will be the key to strengthening our organization and improving our overall competitiveness. We are confident that our team will continue to build on our traditions and solid foundation to drive long-term growth and profitability.





Terry Jones, Brenda Clark, Darrell Smith, Janice Blakeney



Maria DaFonte, Janet Kunsch, Linda Chapeskie, Dianne Westhaver, Susan Sieunarine.



Lenita Cleetus, Crystal Brown, Rob Meyers, Ron Beltran

Stockholder Return Performance

Included below is a line graph and table comparing the yearly percentage change in the cumulative total stockholder return on the company's common stock against the cumulative total stockholder return of the Nasdaq Stock Market (U.S. Companies) Index, the Russell 2000 Index, a composite of a small group of the Company's peers (Peer Group 1) and a composite of a larger group of the Company's peers (Peer Group 2) for the five-year period commencing on the last trading day of the Company's fiscal year 2003 and ending on the Company's last trading day of fiscal 2008.

Peer Group 1 includes a very limited number of comparable companies that have operations somewhat similar to that of Lance, Inc. In order to provide a broader perspective on the Company's total stockholder return, we have included a comparison to Peer Group 2, which includes thirteen companies which compete in the snack food market. The names of these companies are listed in the footnote below the performance graph below.

This graph and table assume that $100 was invested on December 27, 2003 in the Company's Common Stock, in the Nasdaq Stock Market (U.S. Companies) Index, in the Russell 2000 Index, in a portfolio of companies in Peer Group 1 and in a portfolio of companies in Peer Group 2. The value in each consecutive year includes share price appreciation and assumes that dividends paid were reinvested.



200
170
140
110
80
50
Lance
Peer Group 1
Peer Group 2
Russell 2000
Nasdaq Stock Market
12/2003
12/2004
12/2005
12/2006
12/2007
12/2008

	12/2003	12/2004	12/2005	12/2006	12/2007	12/2008
Lance	100.0	133.7	135.6	150.5	161.0	176.0
Peer Group 1	100.0	128.6	133.7	175.1	179.2	170.6
Peer Group 2	100.0	115.3	102.4	128.3	126.4	105.7
Russell 2000	100.0	117.0	121.3	141.9	139.1	85.9
Nasdaq Stock Market	100.0	109.6	112.7	123.8	135.4	78.8

Peer Group 1 consists of Golden Enterprises, Inc., J & J Snack Foods Corp., Ralcorp Holdings, Inc. and Tasty Baking Company. Peer Group 2 consists of Golden Enterprises, Inc., Tasty Baking Co., J & J Snack Foods Corp., The Hain Celestial Group, Inc., Flowers Foods, Inc., Ralcorp Holdings, Inc., The J.M. Smucker Company, Sarah Lee Corp., ConAgra Foods, Inc., Campbell Soup Co., Kellogg Co., General Mills, Inc., and Kraft Foods, Inc.

Directors and Officers

Directors

W. J. Prezzano, 68, Chairman of the Board of Directors of the Company; retired Vice Chairman of the Board of Eastman Kodak, Inc. (imaging)

Jeffrey A. Atkins, 60, Director of the Company; Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc. (food manufacturer, distributor and marketer)

J.P. Bolduc, 69, Director of the Company; Chairman and Chief Executive Officer, JPB Enterprises, Inc. (private investment holding company)

William R. Holland, 70, Director of the Company; retired Chairman and Chief Executive Officer of United Dominion Industries Limited (diversified manufacturing company)

James W. Johnston, 62, Director of the Company; President and Chief Executive Officer of Stonemarker Enterprises, Inc., (consulting and investment company)

David V. Singer, 53, Director of the Company; President and Chief Executive Officer of the Company

Dan C. Swander, 65, Director of the Company; Chief Executive Officer, Method Products, Inc. (marketer of household cleaning and personal care products)

Isaiah Tidwell, 64, Director of the Company; retired Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A.

S. Lance Van Every, 61, Director of the Company and private investor

Executive Officers

David V. Singer
President and Chief Executive Officer

Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Earl D. Leake
Senior Vice President of Human Resources

Glenn A. Patcha
Senior Vice President, Sales and Marketing

Blake W. Thompson
Senior Vice President of Supply Chain

Margaret E. Wicklund
Vice President, Corporate Controller and Assistant Secretary

CORPORATE INFORMATION

Notice of Annual Meeting

The Annual Meeting of Stockholders will be held at 2:00 p.m. local time on April 23, 2009, at the Harris Conference Center, 3216 CPCC, West Campus Drive, Charlotte, North Carolina 28208. Notice of the meeting and a form of proxy are being mailed to the stockholders. The Board of Directors would appreciate prompt return of proxies. Proxies may be revoked at any time before they are exercised and will not be used if stockholders attend the meeting and vote in person.

Form 10-K Available

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to:

Lance, Inc.
Attn: Secretary
P.O. Box 32368
Charlotte, North Carolina 28232

Transfer Agent for Common Stock

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: 866.499.2532
Fax: 781.575.3605
www.computershare.com

Dividend Reinvestment Service

This service is established for all Lance, Inc. common stockholders, regardless of the size of their holdings. For further information contact:

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: 866.499.2532
Fax: 781.575.3605
www.computershare.com

For Further Information:

Lance, Inc.
Attn: Investor Relations
P.O. Box 32368
Charlotte, North Carolina 28232
Phone 704.554.1421
Fax 704.554.5562
www.lance.com

This 2008 Annual Report, when delivered to stockholders in connection with the 2009 Annual Meeting of Stockholders, contains in its back pocket Lance, Inc.'s Annual Report on Form 10-K for the year ended December 27, 2008, filed with the Securities and Exchange Commission, along with the Notice of Annual Meeting of Stockholders to be held on April 23, 2009 and related Proxy Statement.

LANCE INC.

LANCE fresh

CAPE COD Potato Chips



Tom's

archway HOME STYLE COOKIES

BRENT & SAM'S Premium GOURMET COOKIES

LANCE PRIVATE BRANDS

Lance, Inc.

14120 Ballantyne Corporate Place

Cullman Building

Suite 350

Charlotte, NC 28277

Phone: 704.554.1421

Fax: 704.554.5562

www.lance.com

LANCE INC.

Charlotte, North Carolina

Notice of Annual Meeting of Stockholders to be held April 23, 2009

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Lance, Inc. will be held at Harris Conference Center, 3216 Central Piedmont Community College (CPCC) West Campus Drive (Off Morris Field Drive), Charlotte, North Carolina 28208, on Thursday, April 23, 2009, at 2:00 p.m., local time, for the purpose of considering and acting upon the following:

1. The election of three directors.

2. A proposal to ratify the selection of KPMG LLP as independent public accountants for fiscal year 2009.

3. Any and all other matters that may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 11, 2009 as the record date for determining the stockholders entitled to notice of and to vote at the meeting and any adjournment thereof, and only holders of the Common Stock of Lance, Inc. of record at that date will be entitled to notice of or to vote at the meeting.

By Order of the Board of Directors

Rick D. Puckett
Secretary

Charlotte, North Carolina
March 23, 2009

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 23, 2009

The Proxy Statement and Annual Report to Stockholders for the fiscal year ended December 27, 2008 are available at www.edocumentview.com/LNCE.

The Board of Directors will appreciate your prompt vote by a toll-free telephone number, the Internet or the prompt return of the enclosed proxy card, dated and signed. Instructions regarding all three methods of voting are on the proxy card.

[This page left blank intentionally.]

LANCE, INC.

14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina 28277

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Stockholders of Lance, Inc. to be held at Harris Conference Center, 3216 CPCC West Campus Drive, Charlotte, North Carolina 28208, at 2:00 p.m., local time, on Thursday, April 23, 2009. This Proxy Statement and accompanying Proxy are first being sent to our stockholders on or about March 23, 2009. Our principal office is located at 14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina.

Solicitation other than by mail may be made personally and by telephone by our regularly employed officers and employees who will not be additionally compensated therefor. We will request brokers, dealers, banks or voting trustees, or their nominees, who hold stock in their names for others or hold stock for others who have the right to give voting instructions, to forward proxy materials to their principals and request authority for the execution of the proxy and will reimburse such institutions for their reasonable expenses in so doing. In addition, we have engaged Georgeson Shareholder to deliver proxy materials to, and solicit proxies from, these institutions. Georgeson Shareholder will be reimbursed for its printing costs, postage and freight charges, and other expenses and be paid a solicitation fee of $7,000. The total cost of soliciting proxies will be borne by us.

Any proxy delivered in the accompanying form may be revoked by the person executing the proxy at any time before the authority thereby granted is exercised by written request addressed to Secretary, Lance, Inc., 14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina 28277 or by attending the meeting and electing to vote in person. Proxies received in the accompanying form will be voted as instructed in the proxy at the meeting or any adjournment thereof.

The only matters to be considered at the meeting, so far as known to the Board of Directors, are the matters set forth in the Notice of Annual Meeting of Stockholders and routine matters incidental to the conduct of the meeting. Proposals by stockholders, if any, which are properly submitted to our Secretary within the time period and in the manner provided in our Bylaws, will also be considered at the meeting. If any such proposals or any other matters should come before the meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy, or their substitutes, to vote said proxy in accordance with their judgment on such matters.

Stockholders present or represented and entitled to vote on a matter at the meeting or any adjournment thereof will be entitled to one vote on such matter for each share of our Common Stock held by them of record at the close of business on March 11, 2009 which is the record date for determining the stockholders entitled to notice of and to vote at such meeting or any adjournment thereof. A list of stockholders entitled to notice of the meeting will be available at our offices at 14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina during ordinary business hours from March 25, 2009 through the day of the meeting.

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote at the meeting is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Voting on all matters, including the election of directors, will be by voice vote or by show of hands, unless the holders of at least 25% of the shares entitled to vote on such matter demand a vote by ballot prior to the vote. The number of shares of Common Stock outstanding on March 11, 2009 was 31,902,661.

PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

As of February 2, 2009, the only persons known by us to be beneficial owners of more than 5% of our Common Stock were as follows:

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Common Stock Outstanding (1)
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	2,037,705(2)	6.5%
Keeley Asset Management Corp. and Keeley Small Cap Value Fund, as a group 401 South LaSalle Street Chicago, Illinois 60605	1,947,500(3)	6.2%
Nan D. Van Every 6001 Pelican Bay Boulevard Naples, FL 34108	1,658,778(4)	5.3%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	2,932,421(5)	9.3%

---

(1) Based on 31,529,854 shares outstanding on February 2, 2009 plus options held by such person that are currently exercisable or exercisable within 60 days.

(2) Based on a Schedule 13G filed on February 5, 2009 by Barclays Global Investors, NA, a bank, and affiliates reporting shares held on December 31, 2008. The Schedule 13G reports that Barclays Global Investors, NA and affiliates have sole power to vote 1,535,075 of such shares and sole power to dispose of 2,037,705 of such shares.

(3) Based on Amendment No. 1 to Schedule 13G filed jointly on February 13, 2009 by Keeley Asset Management Corp. and Keeley Small Cap Value Fund reporting shares held on December 31, 2008. The Schedule 13G reports that Keeley Asset Management Corp. has sole power to vote 1,947,500 shares and sole power to dispose of 1,947,500 shares.

(4) Based on Amendment No. 1 to Schedule 13G filed on February 28, 2008 by Nan D. Van Every reporting shares held on December 31, 2007. The Schedule 13G reports that Nan D. Van Every has sole power to vote 1,658,778 of such shares and sole power to dispose of 1,658,778 of such shares. As of December 31, 2007, such shares included currently exercisable options to acquire 154,635 shares of outstanding Common Stock.

(5) Based on Amendment No. 2 to Schedule 13G filed on February 17, 2009 by Wellington Management Company, LLP, an investment adviser, reporting shares held on December 31, 2008. The Amendment reports that Wellington Management Company, LLP has shared power to vote 2,086,113 shares and shared power to dispose of 2,932,421 shares.

Based on information available to us, the Van Every family, consisting of the descendants of Salem A. Van Every, Sr., deceased, and their spouses, owned beneficially on February 2, 2009, approximately 4,400,000 shares of our Common Stock (approximately 14% of the outstanding shares). Members of the Van Every family may own or may have disposed of shares in nominee or other accounts, information as to the amounts of which may not be available to us. There are approximately 65 Van Every family stockholders, including stockholders who are minors.

The following table sets forth, as of February 2, 2009, information as to the beneficial ownership of our $0.83-1/3 par value Common Stock by all directors and nominees, executive officers named in the Summary Compensation Table below, and our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership (1)		Percent of Common Stock Outstanding (2)
Jeffrey A. Atkins	4,000	(3)	*
J. P. Bolduc	4,000	(3)	*
William R. Holland	25,054	(4)	*
James W. Johnston	1,247,093	(5)	4.0%
W. J. Prezzano	23,000	(4)	*
David V. Singer	204,540	(6)	*
	800,000	(7)	2.5%
Dan C. Swander	6,000	(8)	*
Isaiah Tidwell	23,986	(4)	*
S. Lance Van Every	300,729	(9)	1.0%
Earl D. Leake	67,561	(10)	*
Glenn A. Patcha	57,268	(11)	*
Rick D. Puckett	71,316	(12)	*
Blake W. Thompson	51,186	(13)	*
Directors and all executive officers as a group (15 persons)	2,917,681	(14)	9.3%

* Less than 1%.

(1) All shares are owned directly and with sole voting and dispositive power except as otherwise noted.

(2) Based on 31,529,854 shares outstanding on February 2, 2009 plus options, if any, held by such person that are currently exercisable or exercisable within 60 days.

(3) Includes 4,000 shares of restricted stock.

(4) Includes 16,000 shares subject to exercisable options and 7,000 shares of restricted stock.

(5) Includes 2,000 shares of restricted stock and 578,928 shares held in a trust of which Mr. Johnston's wife is a co-trustee. Mr. Johnston's wife shares voting and dispositive power over such shares and is the beneficiary with respect to one-third of such shares. All of the 578,928 shares are pledged as security. Also includes 637,365 shares held directly by Mr. Johnston's wife and 25,000 shares held in another trust for the benefit of Mr. Johnston's wife.

(6) Includes 183,651 shares subject to exercisable options and 20,889 shares of restricted stock. Does not include 300,000 restricted stock units and 35,610 dividend equivalent units, each equivalent to one share of Common Stock, that vest on May 11, 2010 pursuant to the terms of the Restricted Stock Unit Award Agreement, as amended, described under *"Executive Officer Compensation—Summary of Compensation and Grants of Planned Based Awards—Employment and Other Agreements"* below.

(7) Consists of shares held by the Philip L. Van Every Foundation (the "Foundation") of which Mr. Singer is a member of the Board of Administrators, which holds the sole voting and dispositive power of such shares.

(8) Includes 6,000 shares of restricted stock.

(9) Includes 16,000 shares subject to options currently exercisable, 7,000 shares of restricted stock and 232,494 shares pledged as security. Mr. Van Every had sole power to vote and dispose of all of these shares, except for 34,710 shares as to which he had shared power to vote and dispose.

(10) Includes 47,796 shares subject to exercisable options and 4,253 shares of restricted stock.

(11) Includes 32,901 shares subject to exercisable options and 23,892 shares of restricted stock.

(12) Includes 49,873 shares subject to exercisable options and 5,203 shares of restricted stock.

(13) Includes 34,862 shares subject to exercisable options and 3,942 shares of restricted stock.

(14) Includes 433,409 shares subject to exercisable options held by directors and executive officers, 800,000 shares held by the Foundation of which Mr. Singer is a member of the Board of Administrators, 105,918 shares of restricted stock and 811,422 shares pledged as security.

ELECTION OF DIRECTORS

At the 2009 Annual Meeting of Stockholders, three directors will be elected to serve until the Annual Meeting of Stockholders in 2012. Each director will be elected to serve subject to the provisions of the Bylaws and until their successors are duly elected and qualified. Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote at a meeting at which a quorum is present. Provided a quorum is present, abstentions and broker "non-votes" are not taken into account in determining a plurality.

It is the intention of the persons named in the accompanying proxy to vote all proxies solicited by the Board of Directors FOR all the nominees indicated below unless authority to vote for the nominees or any individual nominee is withheld by a stockholder in such stockholder's proxy. If for any reason any nominee shall not become a candidate for election as a director at the meeting, an event not now anticipated, the proxies will be voted for three nominees including such substitutes as shall be designated by the Board of Directors.

Each of the three nominees listed below are currently members of the Board of Directors and were elected to their current terms, which expire in 2009, at the Annual Meeting Stockholders held April 27, 2006. Each of the nominees qualifies as an independent director under the applicable listing standards of The NASDAQ Stock Market LLC ("Nasdaq").

Name and Director Since (1)	Age	Information About Nominees and Directors
Jeffrey A. Atkins 2006	60	Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc., Memphis, TN (a food manufacturer, distributor and marketer), since 2003; private investor, 2001-2003; Chief Financial Officer, Springs Industries, Inc., Fort Mill, SC (a manufacturer and distributor of textile home furnishings), 1999-2001; Chief Executive Officer and Chief Financial Officer, Pete's Brewing Company, Palo Alto, CA (a craft-beer brewer and marketer), 1997-1998. From 1977 to 1996, The Quaker Oats Co., Chicago, IL (a food and beverage marketer and manufacturer), where he held various positions including Vice President of Corporate Planning from 1995 to 1996
J. P. Bolduc 2006	69	Chairman and Chief Executive Officer, JPB Enterprises, Inc., Columbia, MD (a private investment holding company), since 1995; President and Chief Executive Officer, J.A. Jones, Inc. (a multi-national construction, real estate and related engineering services company), 2003-2005; President and Chief Executive Officer, W.R. Grace & Co. (a specialty chemicals and health care company), 1990-1995. Mr. Bolduc is a director of EnPro Industries, Inc., Unisys Corporation and Management Consulting Group PLC
Isaiah Tidwell 1995	64	Private investor since 2005; Georgia Wealth Management Director, Executive Vice President – Wachovia Bank, N.A., Atlanta, GA, 2001-2005; President, Georgia Banking – Wachovia Bank, N.A., Atlanta, GA, 1999-2001; and Executive Vice President and Southern/Western Regional Executive of Wachovia Bank, N.A., 1996-1999; Director of Ruddick Corporation and Lincoln National Corporation

The three members of the Board of Directors listed below were elected to their current terms, which expire in 2010, at the Annual Meeting of the Stockholders held April 26, 2007.

Name and Director Since (1)	Age	Information About Nominees and Directors
David V. Singer 2003	53	President and Chief Executive Officer of Lance, Inc. since 2005; Executive Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, Charlotte, NC (beverage manufacturing and distribution), 2001-2005; Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, 1986-2001
Dan C. Swander 2004	65	Chief Executive Officer, Method Products, Inc., San Francisco, CA (marketer of household cleaning and personal care products) since August 2008; Operating Partner, Swander Pace Capital, San Francisco, CA (equity investment firm specializing in consumer products and related industries) since 2006; Executive Vice President, Basic American Foods, Inc., Walnut Creek, CA (food manufacturing), 2004-2005; President and Chief Operating Officer of International Multifoods Corporation, Minnetonka, MN (food manufacturing), 2001–2004; Chairman and Director, Swander Pace & Company, San Francisco, CA (strategy consulting firm specializing in the food, beverage and packaged goods industries), 1987-2001
S. Lance Van Every (2) 1990	61	Private investor for more than the past five years

The three members of the Board of Directors listed below were elected to their current terms, which expire in 2011, at the Annual Meeting of the Stockholders held April 24, 2008.

Name and Director Since (1)	Age	Information About Nominees and Directors
William R. Holland 1993	70	Private investor since 2001; Chief Executive Officer of United Dominion Industries Limited, Charlotte, NC (diversified manufacturing company), 1986-2000; Chairman of United Dominion Industries Limited, 1986-2001; Director of Goodrich Corp. and EnPro Industries, Inc.
James W. Johnston(2) 2008	62	President and Chief Executive Officer of Stonemarker Enterprises, Inc., Mooresville, NC (consulting and investment company), since 1996; Vice Chairman of RJR Nabisco, Inc., Winston-Salem, NC (diversified manufacturer of consumer products), 1995-1996; Chairman of R. J. Reynolds Tobacco Worldwide, 1993-1996; Chairman and Chief Executive Officer of R. J. Reynolds Tobacco Co., 1989-1996. Director of Sealy Corporation.
W. J. Prezzano 1998	68	Chairman of the Board of Lance, Inc. since 2005; Private investor since 1997; Vice Chairman of Eastman Kodak, Inc., Rochester, NY (imaging), 1996-1997; Director of TD Bank Financial Group (Toronto, Canada), TD Banknorth, Inc., TD Ameritrade Holding Corporation, Roper Industries, Inc. and EnPro Industries, Inc.

---

(1) The information about the directors was furnished to us by the directors.

(2) Mr. Van Every and Mr. Johnston's wife are cousins.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met eight times during the fiscal year. Each director attended 75% or more of the total number of meetings of the Board of Directors and all Committees on which he or she served, except for Barbara R. Allen. Each of the members of the Board of Directors is requested to attend in person the Annual Meeting of Stockholders, and all of the then current members of the Board of Directors attended the 2008 Annual Meeting of Stockholders, except for Barbara R. Allen who was not standing for reelection.

The full Board of Directors has determined that the following directors are independent directors within the meaning of the applicable Nasdaq listing standards: Jeffrey A. Atkins, J. P. Bolduc, William R. Holland, James W. Johnston, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every. In April 2008, W. J. Prezzano was re-elected as Chairman of the Board to serve as our non-executive chairman in accordance with the Bylaws.

In addition to its other committees, the Board of Directors has an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. The written charters of all of the Committees are posted on our website, www.lance.com, under the Investor Relations tab.

Audit Committee. The Audit Committee is composed of Jeffrey A. Atkins, Chairman, J. P. Bolduc, James W. Johnston, W. J. Prezzano and Isaiah Tidwell and is primarily responsible for overseeing our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee functions pursuant to a written charter adopted by the Board of Directors. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. The Board of Directors has determined that Mr. Atkins is an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission. All of the members of the Audit Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Audit Committee met five times during the fiscal year. The report of the Audit Committee with respect to the 2008 fiscal year is set forth under the heading "*—Audit Committee Report*" below.

Compensation Committee. The Compensation Committee provides overall guidance to our compensation and benefit programs. The Compensation Committee is composed of William R. Holland, Chairman, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every. The Compensation Committee functions pursuant to a written charter adopted by the Board of Directors. The Committee's recommendations regarding the annual compensation of the Chief Executive Officer are subject to approval by the Board of Directors. The Committee administers our stock incentive plans. All of the members of the Compensation Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Compensation Committee met five times during the fiscal year.

For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, see "*Executive Officer Compensation—Compensation Discussion and Analysis*" below. The Compensation Committee also reviews, approves and recommends to the Board of Directors for approval the compensation of the members of the Board of Directors. In approving director compensation, the Compensation Committee considers the anticipated number of meetings of the Board of Directors and its Committees and data regarding director compensation for similar size companies in similar industries. In the last quarter of 2007, the Compensation Committee retained its own executive compensation consultants, Pearl Meyer & Partners, to assist the Committee in its executive officer and director compensation decisions. In 2008, Pearl Meyer & Partners provided an analysis of director compensation programs and compared our director compensation to similar size companies in similar industries and made recommendations with respect to our director compensation program. The consultants used data from comprehensive surveys and performed a peer group analysis using similar size food and snack food companies.

The report of the Compensation Committee with respect to the 2008 fiscal year is set forth under the heading "*—Compensation Committee Report*" below.

Governance and Nominating Committee. The Governance and Nominating Committee is composed of W. J. Prezzano, Chairman, J. P. Bolduc, William R. Holland, Dan C. Swander and S. Lance Van Every. The Governance and Nominating Committee functions pursuant to a written charter adopted by the Board of Directors. The Governance and Nominating Committee's functions include identifying, evaluating and recommending candidates for election to the Board of Directors and reviewing and recommending appropriate changes in our corporate governance principles, codes of conduct and ethics and other corporate governance documents. The Committee is also responsible for reviewing related party transactions. All of the members of the Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Governance and Nominating Committee met three times during the fiscal year.

In identifying potential director candidates, the Governance and Nominating Committee seeks input from other members of the Board of Directors and executive officers and may also consider recommendations by employees, community leaders, business contacts, third-party search firms and any other sources deemed appropriate by the Governance and Nominating Committee. The Governance and Nominating Committee has at times retained a third-party search firm to assist in identifying potential director candidates. The Committee will also consider director candidates recommended by stockholders to stand for election at the Annual Meeting of Stockholders, so long as such recommendations are submitted in accordance with the procedures described below under "*—Stockholder Recommendations for Director Candidates.*"

In evaluating director candidates, the Chairman of the Governance and Nominating Committee and other members of the Committee, may conduct interviews with certain candidates and make recommendations to the Committee. Other members of the Board of Directors may also conduct interviews with director candidates upon request, and the Committee may retain, at its discretion, third-party consultants to assess the skills and qualifications of the candidates.

The Governance and Nominating Committee has not set specific, minimum qualifications that must be met by a director candidate. In evaluating candidates for recommendation to the Board of Directors, the Committee will consider the following factors, in addition to any other factors that it deems appropriate:

- whether the candidate is of the highest ethical character and shares our Company's values;
- whether the candidate's reputation, both personal and professional, is consistent with our image and reputation;
- whether the candidate's characteristics, experiences, perspectives and skills would benefit the Board of Directors given the current composition of the Board of Directors;

- whether the candidate is "independent" as defined by Nasdaq listing standards and other applicable laws, rules or regulations regarding independence;

- whether the candidate qualifies as someone who is "financially sophisticated" or as an "audit committee financial expert" as described in the Nasdaq listing standards or any other applicable laws, rules or regulations;

- whether the candidate is free from material conflicts of interest that would interfere with the candidate's ability to perform the duties of a director or violate any applicable Nasdaq listing standards or other applicable laws, rules or regulations;

- whether the candidate's service as an executive officer of another company or on the boards of directors of other public companies would interfere with the candidate's ability to devote sufficient time to discharge his or her duties as a director; and

- if the candidate is an incumbent director, the director's overall service during the director's term, including the number of meetings attended, the level of participation and the overall quality of performance of the director.

The Governance and Nominating Committee assesses and reviews these guidelines with the Board of Directors each year and modifies them as appropriate. The Board of Directors also considers these guidelines in carrying out its responsibility for filling vacancies and selecting nominees for election as directors at Annual Meetings of Stockholders. All director candidates, including candidates appropriately recommended by stockholders, are evaluated in accordance with the process described above.

Stockholder Recommendations of Director Candidates

Stockholders who wish to recommend director candidates for consideration by the Governance and Nominating Committee may do so by mailing a written recommendation to the Chairman of the Governance and Nominating Committee, c/o Secretary, Lance, Inc., 14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina 28277. Such recommendation must include the following information:

- the name and address of the stockholder submitting the recommendation or the beneficial owner, if any, on whose behalf the recommendation is made and the director candidate;

- the class and number of shares of our stock that are owned beneficially and of record by the stockholder and, if applicable, the beneficial owner, including the holding period for such shares as of the date of the recommendation;

- sufficient biographical information concerning the director candidate, including a statement about the director's qualifications;

- all other information regarding each director candidate proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission;

- description of all arrangements or understandings among the stockholder and the candidate and any other person or persons pursuant to which the recommendation is being made; and

- a written consent of the candidate to be named in our proxy statement and to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders.

Recommendations by stockholders for director candidates to be considered by the Governance and Nominating Committee for the 2010 Annual Meeting of Stockholders must be submitted by November 23, 2009. The submission of a recommendation by a stockholder in compliance with these procedures will not guarantee the selection of the stockholder's candidate or the inclusion of the candidate in our proxy statement.

Our Bylaws also provide that nominations of persons for election to the Board of Directors may be made at any Annual Meeting of Stockholders by any stockholder entitled to vote on such election. Such nominations must be submitted in writing to our Secretary at our principal office at least 75 days, but not more than 105 days, before the first anniversary of the preceding year's annual meeting, and in accordance with the procedures specified in the Bylaws. The presiding officer at the Annual Meeting of Stockholders may refuse to accept the nomination of any person that is not submitted in compliance with such procedures.

Stockholder Communications with the Board of Directors

It is our policy that stockholders may, at any time, communicate with any of our directors by mailing a written communication to a director, c/o Secretary, Lance, Inc., 14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina 28277.

All communications received in accordance with these procedures will be reviewed by the Secretary and forwarded to the appropriate director or directors unless such communications are considered, in the reasonable judgment of the Secretary, to be improper for submission to the intended recipient. Examples of stockholder communications that would be considered improper for submission include communications that:

- do not relate to the business or affairs of our Company or the functioning or constitution of the Board of Directors or any of its committees;
- relate to routine or insignificant matters that do not warrant the attention of the Board of Directors;
- are advertisements or other commercial solicitations;
- are frivolous or offensive; or
- are otherwise not appropriate for delivery to directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

William R. Holland, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every served on the Compensation Committee in fiscal year 2008. None of the directors who served on the Compensation Committee in fiscal year 2008 served as one of our employees in fiscal year 2008 or has ever served as one of our officers. During fiscal year 2008, none of our executive officers served as a director or member of the Compensation Committee (or other committee performing similar functions) of any other entity of which an executive officer served on our Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the below section titled *"Executive Officer Compensation—Compensation Discussion and Analysis"* with management, and, based on such review and discussions, recommended to the Board of Directors that the section be included in this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 27, 2008.

Submitted by the Compensation Committee of the Board of Directors.

William R. Holland, Chairman	Isaiah Tidwell
W. J. Prezzano	S. Lance Van Every
Dan C. Swander	

AUDIT COMMITTEE REPORT

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Lance, Inc. ("Lance") and the integrated audits of its financial statements, including its compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Management has primary responsibility for Lance's financial statements and the financial reporting processes, including its systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality and the acceptability of the financial reporting and controls.

The Committee discussed with the independent public accountants, who are responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality and the acceptability of Lance's financial reporting and controls and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including the matters required to be discussed by Statement of Auditing Standards No. 61, as amended. In addition, the Committee has received the written disclosures and letter from the independent public accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent public accountants' communications with the Audit Committee concerning independence, and has discussed with the independent public accountants the independent public accountants' independence from management and Lance.

The Committee approved in advance all audit and non-audit services for 2008. These services are outlined in more detail under *"Ratification of Selection of Independent Public Accountants"* below.

The Committee also discussed with Lance's internal audit accountants and independent public accountants the overall scope and plans for their respective audits. The Committee meets periodically with the internal audit accountants and independent public accountants, with and without management present, to discuss the results of their examinations and their evaluations of the internal controls and the overall quality of financial reporting of Lance.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the consolidated audited financial statements of Lance, Inc. be included in the Annual Report on Form 10-K for the fiscal year ended December 27, 2008 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors.

Jeffrey A. Atkins, Chairman
J. P. Bolduc
James W. Johnston
W. J. Prezzano
Isaiah Tidwell

DIRECTOR COMPENSATION

Directors who are employed by us or one of our subsidiaries receive no additional compensation for serving as directors. Directors who are not employed by us or one of our subsidiaries receive an annual fee of $35,000 plus $1,500 (and expenses) for each Board meeting attended. The Chairman of the Board receives an additional fee of $75,000 per year. Non-employee directors (other than the Chairman of the Board) who serve as Chairman of the Audit Committee receive an additional $10,000 per year and those who serve as Chairman of either the Compensation Committee or Governance and Nominating Committee receive an additional $7,500 per year. Non-employee directors (other than the Chairman of the Board) also receive $1,500 for each Committee meeting attended. The Chairman of the Board does not receive a fee for attending Committee meetings or for serving as a Committee Chairman.

Under the 2008 Director Stock Plan, which was approved by our stockholders on April 25, 2008, all non-employee directors serving on the 20th day of the month following our Annual Meeting of Stockholders each year automatically receive an award of up to 4,000 shares of restricted stock of the Company, as determined by the Board of Directors from time to time. In 2008, each non-employee director received an award of 2,000 shares of restricted stock. Non-employee directors who are first elected after June 1 and before December 31 of any year receive an automatic initial award of up to 4,000 shares of restricted stock on the 20th day of the month following the date when the director first commences service as a director, as determined by the Board of Directors from time to time.

Shares of restricted stock subject to awards under the 2008 Director Stock Plan vest 12 months after the award. If a director ceases to serve as a director prior to such vesting date due to the director's death, or if there is a change of control of our Company prior to such vesting date, then the shares of restricted stock become fully vested on the date of the director's death or the date of the change of control, as the case may be. If the director ceases to serve as a director for any reason other than death before the vesting date, then the shares of restricted stock become vested on a pro-rata basis at a rate of one-twelfth for each month the director served after the applicable award date. Directors have the right to receive dividends with respect to the restricted shares and to vote the shares prior to vesting.

Prior to 2008, non-employee directors received an annual award of 1,000 shares of restricted stock under the 2003 Director Stock Plan. Shares of restricted stock awarded under the 2003 Director Stock Plan vest on the later of

11 months after award or seven months after the director ceases to serve as a director. The 2003 Director Stock Plan expired on April 30, 2008.

Prior to 2003, non-employee directors were eligible to receive stock options under the Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors (the "1995 Director Option Plan"). Under the 1995 Director Option Plan, each non-employee director received an initial option grant to purchase 2,500 shares of Common Stock upon becoming a director (exercisable after six months of service). The 1995 Director Option Plan also provided for annual option grants to purchase 4,000 shares of Common Stock on every May 1 to each non-employee director continuing in office (other than the initial year) which became exercisable after one year's service. There have been no options issued under the 1995 Director Option Plan for years ending after December 28, 2002.

The following table sets forth certain information regarding the compensation of the directors for fiscal year 2008.

Director Compensation Table
Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	All Other Compensation ($)	Total ($)
Barbara R. Allen (5)	$9,000	$6,291	—	—	$15,291
Jeffrey A. Atkins	63,000	35,248	—	—	98,248
J. P. Bolduc	51,500	35,248	—	—	86,748
William R. Holland	66,500	35,248	—	—	101,748
James W. Johnston	45,500	28,956	—	—	74,456
W. J. Prezzano	125,000	35,248	—	—	160,248
David V. Singer (6)	—	—	—	—	—
Robert V. Sisk (5)	13,500	6,291	—	—	19,791
Dan C. Swander	59,000	35,248	—	—	94,248
Isaiah Tidwell	60,500	35,248	—	—	95,748
S. Lance Van Every	59,000	35,248	—	—	94,248

(1) Amounts represent the aggregate amount of all fees earned or paid in cash for services as a director in fiscal year 2008.

(2) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes in fiscal year 2008 with respect to outstanding restricted stock awards, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts, see pages 41 to 44 of the Annual Report on Form 10-K for the fiscal year ended December 27, 2008. There were no forfeitures of restricted stock awards in fiscal year 2008. As of December 27, 2008, the aggregate number of shares of restricted Common Stock outstanding for each of the directors (other than Mr. Singer) serving on such date was as follows: Mr. Atkins—4,000, Mr. Bolduc—4,000, Mr. Holland—7,000, Mr. Johnston—2,000, Mr. Prezzano—7,000, Mr. Swander—6,000, Mr. Tidwell—7,000 and Mr. Van Every—7,000.

(3) On May 20, 2008, each director (other than Mr. Singer) who was serving as a director on such date was granted 2,000 shares of restricted Common Stock under the 2008 Director Stock Plan, as described above. The grant date fair market value of each award was $40,720, computed in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("FAS 123R").

(4) There were no amounts recognized by us for financial statement reporting purposes in fiscal year 2008 with respect to outstanding option awards to directors. As of December 27, 2008, the aggregate number of shares underlying outstanding option awards for each of the directors serving on such date was as follows: Mr. Atkins—0, Mr. Bolduc—0, Mr. Holland—16,000, Mr. Johnston—0, Mr. Prezzano—16,000, Mr. Swander—0, Mr. Tidwell—16,000 and Mr. Van Every—16,000. There were no option awards granted in fiscal year 2008.

(5) Ms. Allen did not stand for re-election to the Board of Directors when her term expired at the 2008 Annual Meeting of Stockholders, and Mr. Sisk retired from the Board of Directors in April 2008.

(6) Mr. Singer is our President and Chief Executive Officer and therefore does not receive additional compensation for serving as a director. See the Outstanding Equity Awards at Fiscal Year-End table below for the outstanding equity awards held by Mr. Singer as of December 27, 2008.

EXECUTIVE OFFICER COMPENSATION

We have included below statements regarding future performance targets and measures for our Company. These performance targets and measures are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of future results.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors is responsible for overall guidance for the compensation of all executive officers, including the executive officers named in the Summary Compensation Table. The Committee approves and recommends all annual compensation to the Board of Directors for final review and approval. The Compensation Committee has sole responsibility for and approves all long-term and stock-based compensation for executive officers. The following is a discussion and analysis of the material elements of our compensation program as it relates to the named executive officers.

Executive Compensation Philosophy and Objectives

The Compensation Committee's philosophy includes the following:

- The executive compensation program is designed to attract, motivate and retain executive talent with the skills and competencies to generate performance, both short and long-term, which exceeds the market;
- Total compensation will be based on the performance of our Company and the individual executive team member;
- Base salaries and incentive compensation will be influenced by our Company's performance as compared to the market and peer organizations; and
- Our Company's executive compensation program consists of base salary, annual incentives, long-term incentives and executive benefits and perquisites.

The primary objectives of our executive compensation program are

- to align executives' interests with those of our stockholders by linking a substantial portion of compensation to annual and long-term performance measures;
- to attract and retain key executives and managers who are critical to our future success;
- to provide competitive total compensation commensurate with our performance;
- to motivate behaviors that lead to the successful achievement of specific sales, financial and operational goals that support our stated business strategy;
- to emphasize the link between performance and rewards for meeting predetermined, specific goals;
- to focus executives on operational effectiveness from both an earnings and investment perspective; and
- to promote a performance orientation and communicate to employees that greater responsibility carries greater rewards.

Determining Executive Compensation

The Committee conducts an annual review of performance and compensation during the first quarter of each year for the purpose of determining the compensation of the individuals whose compensation is reviewed by the Committee for recommendation to the Board of Directors. As part of this review, the Chief Executive Officer submits recommendations to the Committee relating to the compensation of these individuals. Following a review of those recommendations, the Committee approves the compensation of those individuals and makes recommendations to the Board of Directors with respect to annual compensation, with such modifications to the Chief Executive Officer's recommendations as the Committee considers appropriate.

In 2008, the Board of Directors amended the Company's Governance Principles to provide that the Committee would, beginning in 2009, approve the annual compensation for all executive officers except for the Chief Executive Officer.

The Committee's review of the Chief Executive Officer's compensation is subject to separate procedures. With input from members of the Board of Directors and the Committee, the Chairman of the Committee, with the Chairman of the Board, evaluates the Chief Executive Officer's performance, reviews the evaluation with him, and based on that evaluation and review, the Committee determines and recommends to the Board of Directors his annual compensation and performance and annual objectives. The Chief Executive Officer is excused from meetings of the Committee during voting or deliberations regarding his compensation.

In setting compensation levels, the Committee considers all elements of the executive compensation program in total rather than each element in isolation. The Committee is guided by its own judgment and those sources of information (including compensation surveys) that the Committee considers relevant. The Company retained its own executive compensation consultants, Pearl Meyer & Partners, to assist the Committee in its executive compensation decisions. The compensation consultants presented data on executive compensation for similar size companies in similar industries. The consultants were directed to provide a comprehensive analysis of executive compensation programs, analyze executive compensation and all elements thereof and compare our executive compensation to similar size companies in similar industries and to make recommendations with respect to our executive compensation programs. The consultants used data from comprehensive surveys and performed a peer group analysis using similar size food and snack food companies. The consultants used the 2007/2008 Watson Wyatt Survey Report on Top Management Compensation and the 2007 US Mercer Benchmark Database Executive Compensation Report data and its market analysis of our executive compensation. All elements of executive compensation were compared to market data from the food and kindred products industry and the manufacturing non-durable goods industry. Our executive compensation was also compared to a peer group consisting of the Company and 11 other companies in the food and snack food industries that were of similar size. The peer companies used in the analysis were our Company and Flowers Foods Inc., Green Mountain Coffee Roasters, Hain Celestial Group Inc., Hansen Natural Corp., J&J Snack Foods Corp, Lancaster Colony Corp., National Beverage Corp., Ralcorp Holdings Inc., J.M. Smucker Co., Tootsie Roll Industries Inc. and Treehouse Foods, Inc. The members of the peer group were selected by the consultants. The Committee looks at the compensation of our Chief Executive Officer and the other named executive officers relative to the compensation paid to similarly situated executives at companies in the survey group, peer group and a market composite group. We believe that these comparisons are a benchmark as a point of reference for measurement but not the determinative factor in setting our executives' compensation.

In setting 2008 compensation, the Committee was advised by its own executive compensation consultants. In addition to reviewing such sources of information, the Committee periodically reviews summaries, sometimes referred to as "tally sheets," reflecting each executive officer's compensation with respect to each element of compensation, as well as projected payouts under our severance and change in control arrangements with the named executive officers, and prior equity awards or grants. The Committee also reviews the compensation data and tables in the Executive Compensation section of our Proxy Statement as it is being prepared. The overall purpose of these reviews is to bring together in one place all of the elements of actual and potential future compensation of our named executive officers so that the Committee may analyze both the individual amounts of compensation, the mix of compensation and the total amounts of actual and projected compensation. In its most recent review the Committee determined that the compensation amounts for our Chief Executive Officer and the other named executive officers remain consistent with the Committee's expectations and philosophy.

As a general principle, the Committee believes that compensation of the executive officers cannot always be based upon fixed formulas and that the prudent use of discretion in determining compensation will generally be in the best interests of our Company and its stockholders. Accordingly, from time to time in the exercise of its discretion, the Committee may approve changes in compensation that it considers to be appropriate to award performance or otherwise to provide incentives toward achieving the objectives of our executive compensation program.

Elements of Executive Compensation

Our compensation program consists of the following elements: base salaries, annual incentive awards, long-term cash and equity compensation, and benefits and perquisites. The Chief Executive Officer, the Chief Financial Officer and the other named executive officers are also entitled to receive severance payments or other compensation upon the occurrence of certain events related to a termination of employment or change in control. See *"—Potential Payments upon Termination or Change in Control"* below.

Base Salaries. Base salaries are paid to provide executive officers with a base level of annual compensation and to achieve our objectives of attracting and retaining executives who are critical to our future success, rewarding performance and communicating to employees that greater responsibility carries greater rewards. Based on information and surveys provided by the Committee's compensation consultants, the Committee seeks to have base salaries for executive officers at the 50th percentile for the average comparable base salary for similar positions at similar companies. The Committee's decisions regarding adjustments to base salaries are also based on the responsibilities of the executives, the Committee's evaluation of the market demand for executives with similar capability and experience, and our corporate performance and the performance of each executive in relation to our strategic objectives. The Committee also seeks to strike an appropriate balance between fixed elements of compensation, such as base salaries, and variable performance-based elements.

In connection with the hiring of Mr. Singer as Chief Executive Officer in 2005, the Committee and the Board approved and we entered into an Executive Employment Agreement with Mr. Singer. See *"—Summary of Compensation and Grants of Plan-Based Awards—Employment and Other Agreements"* below. Mr. Singer's employment agreement provides for a base salary of $500,000, subject to increase at the discretion of the Board. In general, we believe Mr. Singer's compensation is consistent with the Committee's compensation philosophy and objectives. However, certain elements of his compensation were set at levels necessary to induce him to leave his former employment and join our Company as Chief Executive Officer. Our Board of Directors and the Compensation Committee employed Deloitte Consulting LLP for assistance in analyzing Mr. Singer's compensation and benefits with his existing employer and to develop and assist in the negotiation of an employment agreement and related compensation and benefits sufficient to result in the hiring of Mr. Singer as Chief Executive Officer of the Company. Mr. Singer's base salary was $550,000 for 2007.

On January 18, 2008, the Committee conducted its annual review of Mr. Singer's compensation. As a result of that review and the Committee's evaluation of our performance and the performance of Mr. Singer in 2007, the Committee approved and recommended to the Board of Directors an increase in his base salary to $600,000, a 9% increase, effective December 30, 2007. In determining the amount of the increase, the Committee considered market data and peer group analysis provided by the Committee's compensation consultants, and his leadership role and performance in 2007 with respect to the significant progress against the identified priorities geared toward growing our business, the continuing development of foundational work designed to deliver and provide financial results and sales growth exceeding industry averages and a good job of delivering against financial targets considering the substantial increases in ingredient costs and the challenges in achieving price increases for our products in 2007.

On December 13, 2007, the Committee also conducted a compensation review for the other executive officers, including the other named executive officers. In connection with that review, Mr. Singer submitted recommendations to the Committee. Based on those recommendations, input from the Committee's compensation consultants and the Committee's evaluation of our performance and the performance of those individuals in 2007, the Committee made adjustments to the base salaries to be paid to the other executive officers for 2008 that ranged from 4% to 13% and recommended the adjusted base salaries to the Board of Directors. These salary increases went into effect on December 30, 2007. Mr. Leake's base salary was increased 13% as a step toward reaching a base salary level competitive with market data for his position.

Annual Performance Incentive Plan. An annual performance incentive compensation plan is provided for the executive officers, including the named executive officers, to achieve the Committee's objectives of:

- motivating behaviors that lead to the successful achievement of specific sales, financial and operational goals that support our stated business strategy;

- emphasizing the link between performance and rewards for meeting predetermined, specific goals;

- focusing executives on operational effectiveness from both an earnings and investment perspective; and

- promoting a performance orientation and communicating to executives that greater responsibility carries greater rewards.

In setting target incentive awards under the plan, the Committee considers each executive's level of responsibility in relation to our annual and long-term objectives, recommendations of the Chief Executive Officer, and our obligations under the agreements with the Chief Executive Officer. The Committee sets target incentive awards at levels that are designed to link a substantial portion of each individual's total annual compensation to attaining the performance objectives discussed below in order to provide appropriate incentives to attaining those objectives.

At its meeting on February 11, 2008, the Committee approved an annual performance incentive plan for 2008 that included the executive officers' target incentive awards for 2008 and the targeted financial measures for 2008. This annual performance incentive plan was recommended to the Board of Directors, which approved it on February 12, 2008. Mr. Singer's employment agreement provides for a target incentive award each year equal to 100% of base salary. Messrs. Puckett, Patcha, Thompson and Leake were assigned target incentive awards for 2008 of 50% of their respective base salaries. Our financial performance measures were changed from those for 2007 to put greater emphasis on sales growth and improvements in our direct-store-delivery ("DSD") system. For 2008, incentive compensation was based 40% on a Net Sales Dollars target of $800 million, 30% on a Corporate Earnings Per Share target of $0.75 per share, 15% on Net Sales Per Route Improvement target of 5% and 15% on a Supply Chain Costs Reduction target of 50 basis points. See *"—Summary of Compensation and Grants of Plan-Based Awards"* below for additional information regarding the performance measures and the threshold, target and maximum incentive awards for the named executive officers.

Grants of annual incentive awards for 2008 for each named executive officer are determined based primarily upon the attainment of pre-determined objectives with respect to financial performance measures for our business. Financial performance measures and objectives are determined based on our operating plan for the year in question. The operating plan is developed by management and approved by the Board of Directors.

The Committee maintains discretion to adjust performance measures and objectives for extraordinary items and other items as it deems appropriate. In setting the performance objectives, the Committee has elected to exclude from the performance measures acquisitions and special items as they are considered to be one-time income or expense items.

On February 23, 2009, the Committee reviewed and approved the degree of attainment of our financial objectives for 2008. For 2008, we achieved 128.2% of our target. All of the named executive officers attained 128.2% of their target incentive.

Based on this performance, the Committee awarded a $769,200 cash incentive award to Mr. Singer for 2008. The Committee also awarded cash incentive awards to each of the other named executive officers based upon the degree of attainment of our financial objectives for 2008. See the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for the amounts of those cash incentive awards.

Long-Term Cash and Equity Compensation. The Committee administers our 1997 Incentive Equity Plan, our 2003 Key Employee Stock Plan and our 2007 Key Employee Incentive Plan.

The Committee is authorized to grant restricted stock awards, stock options and other awards that are provided for under our 1997 Incentive Equity Plan, our 2003 Key Employee Stock Plan and our 2007 Key Employee Incentive Plan to such of our employees and employees of our subsidiaries as the Committee determines to be eligible for awards. Awards granted to an individual are based upon a number of factors, including the recipient's position, salary and performance as well as our overall corporate performance.

The stock plans are intended to achieve our objectives of:

- aligning executives' interests with those of our stockholders by linking a substantial portion of compensation to long-term performance measures;
- attracting and retaining key executives and managers who are critical to our future success; and
- providing competitive total compensation commensurate with our performance.

Awards are made under these plans as long-term incentive compensation to executives and other key employees when the Committee feels such awards are appropriate.

We expect that individuals who receive these awards will retain a substantial portion of the shares awarded to them to foster a mutuality of interests with our stockholders. In 2007, our Board of Directors, upon recommendation of the Compensation Committee, adopted stock ownership guidelines for the Board of Directors, officers and senior managers of our Company. The guidelines generally provide that the Board of Directors, our officers and our senior managers retain 50% of shares of our Common Stock received under our equity grants to them, net of required income tax withholding. The ownership targets range from two times base salary to one-half times base salary for officers and are two times annual retainer for members of the Board of Directors.

The Committee makes awards under these stock plans both to reward short-term performance with equity-based compensation and to motivate the recipient's long-term performance. The Committee generally follows the practice of making annual awards to individuals who are determined to be eligible to participate in these plans.

Each year, the Committee adopts a Three-Year Incentive Plan for Officers that includes a performance period that covers the current year and the two following years. At its meeting on February 21, 2008, the Committee adopted the 2008 Three-Year Plan for the three fiscal years 2008 through 2010. Each participant in the 2008 Three-Year Plan was assigned a target incentive, based on the participant's current base salary. Mr. Singer's target incentive was based on his Executive Employment Agreement, as amended, and his current base salary. The following target incentives were assigned to our named executive officers: Mr. Singer—$1,000,000, Mr. Puckett—$235,000, Mr. Patcha—$191,000, Mr. Thompson—$178,500 and Mr. Leake—$193,000.

Because of the expected volatility and unpredictability of ingredient costs for 2008, the Committee determined that each named executive officer would be granted (i) nonqualified stock options valued at 35% of his target incentive, (ii) restricted shares of Common Stock valued at 30% of his target incentive and (iii) a performance award with a target equal to 35% of his target incentive. The performance award was based on a target level of net sales of $800 million for the 2008 fiscal year, subject to threshold and maximum levels of net sales and percentage payout of the performance award. The performance awards were made in the form of Common Stock and shares of restricted stock. The 2008 Three-Year Plan is described in greater detail under "*—Summary of Compensation and Grants of Plan-Based Awards—2008 Three-Year Plan*" below.

The target incentive awards were determined by the Committee consistent with their practice and philosophy of providing that a substantial portion of total compensation for executive officers be long-term incentive compensation.

At its meeting on February 21, 2008, pursuant to the 2008 Three-Year Plan the Committee awarded nonqualified stock options and restricted stock to the named executive officers as follows:

Name	Nonqualified Stock Option Shares	Restricted Stock Shares
David V. Singer	99,999	17,889
Rick D. Puckett	23,499	4,203
Glenn A. Patcha	19,101	3,417
Blake W. Thompson	17,850	3,192
Earl D. Leake	19,299	3,453

On February 21, 2008, the Committee made awards under the 2005 Three-Year Plan to the named executive officers. Incentive Awards are earned under the 2005 Three-Year Plan based 75% on our three-year cumulative consolidated earnings per share and 25% on our three-year compound annual growth rate in net revenues for the fiscal years 2005 through 2007. Mr. Singer was assigned a target incentive equal to 30% of his base salary for fiscal year 2005. Mr. Puckett was assigned a target incentive equal to 45% of his base salary for fiscal year 2005, prorated from January 30, 2006, his date of employment by us. Mr. Patcha was assigned a target incentive equal to 45% of his base salary for fiscal year 2007 prorated from January 8, 2007, his date of employment by us. Mr. Thompson was assigned a target incentive equal to 45% of his base salary for fiscal year 2006, prorated from December 19, 2005, his date of employment by us. Mr. Leake was assigned a target incentive equal to 45% of his base salary for fiscal year 2005. Awards were payable 25% in cash, 50% in restricted stock and 25% in stock options, except that Mr. Singer receives only cash. The Company achieved 66% of the aggregate target under the 2005 Three-Year Plan in that net revenues increased at an average annual rate of 8.6% against the target of 4.0%. The named executive officers were awarded the following:

Name	Cash	Restricted Stock Shares	Nonqualified Stock Option Shares
David V. Singer	$87,200	0	0
Rick D. Puckett	$16,600	2,000	8,950
Glenn A. Patcha	$ 8,000	950	4,300
Blake W. Thompson	$12,600	1,500	6,750
Earl D. Leake	$13,300	1,600	7,150

On March 16, 2006, the Committee adopted the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers which covers the five-year period beginning in 2006 and ending in 2010. This Plan is a one-time grant of performance equity units, each equivalent to one share of Common Stock and related dividend equivalents. Each of the performance equity units and related dividend equivalent units which vest during the five-year period will be settled by delivery of one share of our Common Stock. These performance equity units will be subject to forfeiture if the participant leaves our employ during the five-year period except as a result of death, disability or retirement in which case the participant will receive a pro rata portion of the award. Under the Five-Year Plan, no awards vest unless the cumulative total return on our Common Stock for the five years ending December 31, 2010 exceeds the cumulative total return on the Russell 2000 Index over the same period. See "*—Summary of Compensation and Grants of Plan-Based Awards—2006 Five-Year Plan*" below.

The Five-Year Plan and the amounts of the award were developed by our management in consultation with the Company's compensation consultants and members of the Committee.

Benefits and Perquisites. We provide our employees, including the named executive officers, with a benefit program that the Committee believes is reasonable, competitive and consistent with the objectives of the compensation program of attracting and retaining key executives and managers who are critical to our future success.

Our executive officers, including the named executive officers, are eligible to participate in our group insurance program, which includes group health, dental, vision, life and long-term disability insurance on the same basis as other employees. Other benefits for all employees include a profit-sharing retirement plan, 401(k) plan, employee stock purchase plan, paid sick leave, paid holidays and paid vacations. In addition, the named executive officers may participate in a benefit restoration plan which provides amounts that exceed the regulatory limits on contributions to our Profit Sharing Retirement Plan, term life insurance, disability insurance and automobile allowances. Also, the named executive officers receive financial and tax planning reimbursement up to $5,000 annually. In addition, Mr. Singer receives reimbursement for a country club membership and an income tax gross up for such reimbursement as provided in his Executive Employment agreement. For additional information regarding the benefits and perquisites received by the named executive officers in 2008, see Note 4 to the Summary Compensation Table.

The Committee reviews and approves annually all perquisites paid by us to our executive officers.

Payments and Benefits upon Termination or Change in Control. The Chief Executive Officer, the Chief Financial Officer and the other named executive officers are entitled under their employment or severance agreements to severance payments in connection with the occurrence of certain events. These provisions were negotiated by us and approved by the Committee and the Board of Directors in connection with the hiring of Mr. Singer, Mr. Patcha, Mr. Puckett and Mr. Thompson. A severance agreement was negotiated and approved by the Committee and the Board of Directors for Mr. Leake after many years of employment with us.

In addition, in 1997, with the assistance of the Company's compensation consultants, Hewitt Associates LLC, the Compensation Committee and the Board of Directors approved Benefits Agreements for certain key executive officers in the event of a change in control of our Company. These agreements were designed to allow the executive officers to continue to focus on the operation of the business of our Company and to act in the best interests of our stockholders rather than focus on their own employment status in the event of a potential change in control. The triggering events under these Benefits Agreements were selected to provide the executive benefits in the event the new owner of our Company did not continue the employment of the executive or otherwise made their position untenable. Under these Benefits Agreements, the executive would receive in a lump sum an amount including his accrued base salary and benefits, an amount equal to three times his base salary plus three times the greater of his prior year actual bonus or current year target bonus and an accrued bonus payment based on the greater of his prior year actual incentive or current year target incentive under our Annual Performance Incentive Plan plus additional benefits as described in more detail under *"—Potential Payments upon Termination or Change in Control"* below. There is also a "gross up" amount payable to the executive based on the Federal excise taxes payable by him.

Mr. Singer's Executive Employment Agreement, as amended, provides that in an event of his termination without cause prior to a change in control, he would receive his accrued base salary, an amount equal to two times his base salary plus two times his current year incentive under our Annual Performance Incentive Plan, his accrued incentive based on current year performance under our Annual Performance Incentive Plan and pro rata payments under the Company's long-term incentive plans plus other benefits specified under *"—Potential Payments upon Termination or Change in Control"* below. Mr. Singer's change in control benefits are likewise designed to allow Mr. Singer to continue to focus on the operation of the business of our Company and to act in the best interest of our stockholders rather than focus on his own employment status in the event of a potential change in control.

The severance agreements for Messrs. Puckett, Patcha and Thompson provide for payment of accrued base salary and benefits, an amount equal to one year's base salary plus their respective current year target bonus and accrued bonus payment based on the greater of their respective prior year actual bonus or current year target bonus. Mr. Leake receives these severance amounts plus certain additional benefits as described under *"—Potential Payments upon Termination or Change in Control"* below in connection with his agreement to terminate his prior Executive Employment Agreement.

Section 162(m) of the Internal Revenue Code

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally not entitled to deduct non-performance-based compensation paid to its named executive officers for Federal income tax purposes to the extent any such individual's compensation in any year exceeds $1.0 million. Special rules apply for "performance-based" compensation, including the pre-approval of performance goals applicable to that compensation. In 2007, the stockholders of the Corporation approved the 2007 Key Employee Incentive Plan which is expected to qualify certain elements of compensation for the performance-based exception to the limitations under Section 162(m).

All compensation accrued to our named executive officers in 2008 was fully deductible for the purposes of Section 162(m), except for a portion of the compensation accrued for the restricted stock units awarded to our Chief Executive Officer. With respect to non-performance based compensation to be accrued to named executive officers in 2008 and future years, in certain instances such compensation may exceed $1.0 million. However, in order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible for Federal income tax purposes.

Summary of Compensation and Grants of Plan-Based Awards

The following table sets forth certain compensation information for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006 concerning our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers, which we refer to as the "named executive officers."

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
David V. Singer	2008	$600,000	—	$1,489,982	$412,006	$769,200(5)	—	$80,403	$3,351,591
President and Chief	2007	550,000	—	1,230,368	286,513	571,200(6)	—	75,383	2,713,464
Executive Officer	2006	500,000	—	1,233,421	174,217	435,000(7)	—	46,413	2,389,051
Rick D. Puckett	2008	382,200	—	334,699	85,107	245,000(5)	—	44,746	1,091,752
Executive Vice	2007	367,500	—	314,939	45,484	178,300(6)	—	35,087	941,310
President, Chief Financial Officer, Treasurer and Secretary	2006	323,077	$20,000(8)	309,876	67,356	156,600(7)	—	53,771	930,680
Glenn A. Patcha	2008	343,200	—	289,696	65,144	220,000(5)	—	46,563	964,603
Senior Vice	2007	323,654	$20,000(8)	287,111	55,272	149,300(6)	—	212,193	1,047,530
President	2006	—	—	—	—	—	—	—	—
Blake W. Thompson	2008	286,000	—	217,564	54,119	183,300(5)	—	35,612	776,595
Senior Vice	2007	275,000	—	217,423	26,273	133,600(6)	—	34,203	686,499
President	2006	250,000	—	233,668	46,211	100,300(7)	—	88,879	719,058
Earl D. Leake (9)	2008	255,000	—	121,104	34,431	163,500(5)	143,375(10)	30,894	748,304
Senior Vice	2007	225,000	—	128,147	8,659	112,300(6)	111,585(10)	30,592	616,283
President	2006	200,000	—	109,181	45,187	97,300(7)	73,914(10)	26,425	552,007

(1) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes with respect to outstanding stock awards, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. There were no forfeitures of restricted stock awards for the named executive officers in any of the fiscal years presented.

(2) For additional information regarding the assumptions made in calculating these amounts, see pages 41 to 44 of our Annual Report on Form 10-K for the fiscal year ended December 27, 2008.

(3) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes with respect to outstanding option awards, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. There were no forfeitures of option awards for the named executive officers in any of the fiscal years presented.

(4) For fiscal year 2008, the amounts set forth under All Other Compensation consist of the following:

Benefits and Perquisites	Mr. Singer	Mr. Puckett	Mr. Patcha	Mr. Thompson	Mr. Leake
Company contributions to Profit-Sharing Retirement Plan	$7,745	$7,475	$5,465	$7,465	$8,050
Company contributions to Employee Stock Purchase Plan	—	260	—	—	520
Company contributions to 401(k) Plan	5,750	5,750	5,750	5,750	5,750
Company contributions to Deferral and Benefit Restoration Plan	30,651	10,216	—	4,982	3,073
Term life insurance premiums	4,416	5,445	1,638	1,815	3,069
Country club dues	9,186	—	—	—	—
Automobile allowances	18,000	15,600	15,600	15,600	9,616
Relocation expenses	—	—	17,234	—	—
Financial planning and tax services	—	—	876	—	816
Tax-gross ups	4,655	—	—	—	—
Totals	$80,403	$44,746	$46,563	$35,612	$30,894

(5) Amounts represent cash incentive awards earned under the 2008 Annual Plan. For additional information regarding the 2008 Annual Plan, see the Grants of Plan Based Awards table and "*—2008 Annual Plan*" below.

(6) Amounts represent cash incentive awards earned under the 2007 Annual Plan and the 2005 Three-Year Plan. For additional information, see the Summary Compensation Table of our proxy statement for our 2008 Annual Meeting of Stockholders.

(7) Amounts represent cash incentive awards earned under the 2006 Annual Plan and the 2004 Three-Year Plan. For additional information, see the Summary Compensation Table of our proxy statement for our 2007 Annual Meeting of Stockholders.

(8) Amounts represent bonuses paid in connection with our initial employment of the executive officer.

(9) Mr. Leake was not a named executive officer for fiscal year 2007.

(10) Amounts represent changes during the applicable fiscal year in the actuarial present value of Mr. Leake's supplemental retirement benefits under his Severance Agreement.

The following table sets forth certain information concerning grants of plan-based awards to the named executive officers in fiscal year 2008.

Grants of Plan-Based Awards
Fiscal Year 2008

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards ($)(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($/Sh)	
David V. Singer . . .	N/A(2)	$45,000	$600,000	$1,200,000	—	—	—	—	—	—	—
	N/A(3)	—	—	—	$175,000	$350,000	$1,400,000	—	—	—	$350,000
	N/A(4)	—	—	—	—	—	—	17,889	—	—	299,999
	N/A(5)	—	—	—	—	—	—	—	99,999	$16.77	348,997
Rick D. Puckett . . .	N/A(2)	14,300	191,100	382,200	—	—	—	—	—	—	—
	N/A(3)	—	—	—	41,150	82,300	329,200	—	—	—	82,300
	N/A(4)	—	—	—	—	—	—	4,203	—	—	70,484
	N/A(5)	—	—	—	—	—	—	—	23,499	16.77	82,012
Glenn A. Patcha . . .	N/A(2)	12,900	171,600	343,200	—	—	—	—	—	—	—
	N/A(3)	—	—	—	33,450	66,900	267,600	—	—	—	66,900
	N/A(4)	—	—	—	—	—	—	3,417	—	—	57,303
	N/A(5)	—	—	—	—	—	—	—	19,101	16.77	66,662
Blake W. Thompson	N/A(2)	10,700	143,000	286,000	—	—	—	—	—	—	—
	N/A(3)	—	—	—	31,250	62,500	250,000	—	—	—	62,500
	N/A(4)	—	—	—	—	—	—	3,192	—	—	53,530
	N/A(5)	—	—	—	—	—	—	—	17,850	16.77	62,297
Earl D. Leake	N/A(2)	9,563	127,500	255,000	—	—	—	—	—	—	—
	N/A(3)	—	—	—	33,800	67,600	270,400	—	—	—	67,600
	N/A(4)	—	—	—	—	—	—	3,453	—	—	57,907
	N/A(5)	—	—	—	—	—	—	—	19,299	16.77	67,354

(1) The amounts set forth in this column represent the grant date fair market value of stock awards and option awards computed in accordance with FAS 123R. For additional information regarding the assumptions made in the valuation of these awards, see pages 41 to 44 of our Annual Report on Form 10-K for the fiscal year ended December 27, 2008.

(2) The amounts shown in these rows reflect the threshold, target and maximum incentive awards under the 2008 Annual Plan, as described below.

(3) The amounts shown in these rows reflect the threshold, target and maximum incentive awards under the performance award component of the 2008 Three-Year Plan, as described below. Target performance awards are denominated in dollars but are paid in Common Stock.

(4) This amount reflects a grant of restricted stock under the 2008 Three-Year Plan, as described below.

(5) This amount reflects a grant of stock options under the 2008 Three-Year Plan, as described below.

The following is a summary of certain material information necessary to an understanding of the Summary Compensation Table and Grants of Plan Based Awards table above, including certain material terms of our compensation plans and arrangements.

2008 Annual Plan. On February 12, 2008, the Board of Directors, on recommendation of the Compensation Committee, adopted and approved the Lance, Inc. 2008 Annual Performance Incentive Plan for Officers (the "2008 Annual Plan") under the Lance, Inc. 2007 Key Employee Incentive Plan. The 2008 Annual Plan provided certain of our officers annual cash incentive awards based on the achievement of specified goals with respect to the following performance measures: (1) Net Sales Dollars, (2) Corporate Earnings Per Share ("Corporate EPS"), (3) Net Sales Per Route Improvement, and (4) Supply Chain Costs Reduction. Each participant was assigned a target incentive based on a percentage of current base salary. The following target incentives were assigned to our named executive officers: Mr. Singer—$600,000, Mr. Puckett—$191,100, Mr. Patcha—$171,600, Mr. Thompson—$143,000 and Mr. Leake—$127,500.

With respect to each performance measure, the Compensation Committee established (1) a threshold level of performance under which each participant was entitled to 50% of the weighted target incentive, (2) a target level of performance under which each participant was entitled to 100% of the weighted target incentive and (3) a maximum level of performance under which each participant was entitled to a maximum payment of 200% of the weighted target incentive. Annual incentive payments were calculated on a straight line basis between the threshold and target level and between the target and maximum level for each performance measure. No award payments were made unless the threshold for the applicable performance measure was reached.

The applicable weights and threshold, target and maximum levels were assigned to each performance measure as follows:

		Performance Objectives		
Performance Measure	Weight	Threshold	Target	Maximum
Net Sales Dollars	40%	$770 million	$800 million	$850 million
Corporate EPS	30%	$0.60	$0.75	$0.90
Net Sales Per Route Improvement	15%	0%	5%	15%
Supply Chain Costs Reduction	15%	0 bps	50 bps	150 bps

Each of the performance measures, excluding special items which are one-time income or expense items, is defined in the 2008 Annual Plan as follows:

(a) "Net Sales Dollars" is defined as sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items, as audited and reported in our Form 10-K for the 2008 fiscal year.

(b) "Corporate EPS" is defined as our fully diluted earnings per share as audited and reported in our Form 10-K for the 2008 fiscal year.

(b) "Net Sales Route Improvement" is defined as the percentage improvement in net sales through our direct-store-delivery ("DSD") system divided by 52 and divided by the average number of routes in the DSD system for the 2008 fiscal year over that for the 2007 fiscal year.

(c) "Supply Chain Costs Reduction" is defined as the percentage reduction, expressed in basis points, in total manufacturing conversion costs plus total costs of shipping and distribution, excluding DSD costs, divided by total net sales for the 2008 fiscal year over that for the 2007 fiscal year.

The cash incentive awards are adjusted by the Compensation Committee for extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance, Inc. 2007 Key Employee Incentive Plan and the 2008 Annual Plan.

Based on our performance in 2008, each of the named executive officers was paid a cash incentive award under the 2008 Annual Plan as described in Note 5 to the Summary Compensation Table above. The 2008 Annual Plan also provided for pro rata payouts of incentive awards if a participant was terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these provisions, see "—*Potential Payments upon Termination or Change in Control*" below.

2008 Three-Year Plan. On February 21, 2008, the Compensation Committee adopted and approved the Lance, Inc. 2008 Three-Year Performance Incentive Plan for Officers and Key Managers (the "2008 Three-Year Plan") under the Lance, Inc. 2007 Key Employee Incentive Plan. Each participant in the 2008 Three-Year Plan was assigned a target incentive award. The following target incentives were assigned to our named executive officers:

Mr. Singer—$1,000,000, Mr. Puckett—$235,000, Mr. Patcha—$191,000, Mr. Thompson—$178,500 and Mr. Leake—$193,000.

In accordance with the 2008 Three-Year Plan, each named executive officer was granted (i) nonqualified stock options valued at 35% of his target incentive, (ii) restricted shares of Common Stock valued at 30% of his target incentive, and (iii) a performance award with a target payout equal to 35% of his target incentive.

Each stock option granted under the 2008 Three-Year Plan has an exercise price of $16.77 and vests in three equal annual installments beginning February 21, 2009. The number of stock options granted to each participant was equal to the dollar value of his stock option incentive divided by the Black-Scholes value of the stock options on the grant date. Each share of restricted stock granted on February 21, 2008 also vests in three substantially equal annual installments beginning February 21, 2009. The number of shares of restricted stock granted to each participant was equal to the dollar value of the participant's restricted stock incentive divided by the closing price of the Common Stock on the grant date ($16.77).

Payouts under the performance award component of the 2008 Three-Year Plan were determined based on the attainment of certain predetermined performance goals with respect to our net sales for 2008. The Compensation Committee established (1) a threshold level of net sales ($770 million) under which each participant was entitled to 50% of his performance award target, (2) a target level of net sales ($800 million) under which each participant was entitled to 100% of his performance award target, and (3) a maximum level of net sales ($875 million) under which each participant was entitled to a maximum payment of 400% of his performance award target. Payments under the performance award portion of the target incentive were calculated on a straight line basis between the threshold and target level and between the target and maximum level for net sales. No award payments were made unless the threshold for the applicable performance measure was reached.

The performance awards are adjusted by the Compensation Committee for extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance, Inc. 2007 Key Employee Incentive Plan and the 2008 Three-Year Plan. In accordance with the 2008 Three-Year Plan, each of the performance awards was settled in Common Stock in February 2009. One-third of such shares of Common Stock vested upon settlement. An additional one-third will vest in early 2010 and the remaining one-third will vest in early 2011.

The 2008 Three-Year Plan also provides for accelerated vesting and pro rata payouts of awards if a participant is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2007 Stock Option Plan. On March 8, 2007, the Compensation Committee adopted and approved the Lance, Inc. 2007 Stock Option Plan for Officers and Key Managers (the "2007 Stock Option Plan"). Under the 2007 Stock Option Plan, certain officers and key managers were granted stock option awards based on a percentage of base salary. The named executive officers were granted options under the plan with respect to the following number of shares of Common Stock: Mr. Puckett—16,260, Mr. Patcha—14,601, Mr. Thompson—12,168 and Mr. Leake—9,957. Each option granted under the plan has an exercise price of $19.70 with respect to each share of Common Stock and vests in three equal annual installments beginning on March 8, 2008. The term of each option is seven years.

For information regarding the vesting and exercise of options granted under the 2007 Stock Option Plan if a participant is terminated or in the event of a change in control of our Company, see "*—Potential Payments upon Termination or Change of Control*" below.

2007 Three-Year Plan. On February 8, 2007, the Compensation Committee adopted and approved the Lance, Inc. 2007 Three-Year Performance Incentive Plan for Officers (the "2007 Three-Year Plan"). Under the 2007 Three-Year Plan, each participant is assigned a target incentive award based on percentage of current base salary. Each of the named executive officers was assigned a target incentive award of 25% of base salary, except for Mr. Singer who was assigned a target incentive award of 30% of base salary pursuant to the terms of his Employment Agreement.

Incentive awards are earned under the 2007 Three-Year Plan based on our three-year average "Return on Capital Employed." Return on Capital Employed is calculated for each fiscal year during the fiscal years 2007 through 2009 as follows:

$$\frac{(\text{Net Income} + \text{Interest Expense}) \times (1 - \text{Tax Rate})}{\text{Average Equity} + \text{Average Net Debt}}$$

For purposes of this calculation, the "Tax Rate" means our actual total effective income tax rate and "Average Net Debt" means our average debt less average cash.

With respect to average Return on Capital Employed, the Compensation Committee established (1) a threshold level of performance of 11% under which each participant will be entitled to a bonus award of 50% of the target incentive, (2) a target level of performance of 12% under which each participant will be entitled to 100% of the target incentive and (3) a maximum level of performance of 14% under which each participant will be entitled to the maximum payment of 400% of the target incentive.

Award payments will be calculated on a straight line basis between the threshold and target level and between the target and maximum level. The Compensation Committee will adjust any award due to extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance, Inc. 2007 Key Employee Incentive Plan.

Based on audited financial statements for the fiscal years 2007 through 2009, any awards will be payable in early 2010. Awards will be paid 50% in cash and 50% in Common Stock, except for awards to Mr. Singer which will be paid 100% in cash. Awards of stock will be fully vested on the date of grant.

The 2007 Three-Year Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2006 Three-Year Plan. On April 27, 2006, the Compensation Committee adopted and approved the Lance, Inc. 2006 Three-Year Incentive Plan for Officers (the "2006 Three-Year Plan"). Under the 2006 Three-Year Plan, each participant was assigned a target incentive award based on a percentage of base salary. In fiscal year 2006, Messrs. Puckett, Thompson and Leake were each assigned a target incentive equal to 45% of his base salary for fiscal year 2006, and Mr. Singer was assigned a target incentive equal to 30% of his base salary for fiscal year 2006 pursuant to the terms of his employment agreement. In fiscal year 2007, Mr. Patcha was assigned a target incentive award under the 2006 Three-Year Plan equal to 45% of his base salary for fiscal year 2007, prorated to January 8, 2007, his initial date of employment with us.

Incentive awards are earned under the 2006 Three-Year Plan based on our three-year average "Return on Capital Employed." Return on Capital Employed is calculated for each fiscal year during the fiscal years 2006 through 2008 as follows:

$$\frac{(\text{Net Income} + \text{Interest Expense}) \times (1 - \text{Tax Rate})}{\text{Average Equity} + \text{Average Net Debt}}$$

For purposes of this calculation, the "Tax Rate" means our actual total effective income tax rate and "Average Net Debt" means our average debt less average cash.

Participants receive (i) 50% of their target incentive if we achieve a threshold average Return on Capital Employed of 9.5%, (ii) 100% of their target incentive if we achieve an average Return on Capital Employed of 10.5% and (iii) up to 400% of their target incentive if we achieve an average Return on Capital Employed of up to 12.5%.

Award payments are calculated on a straight line basis between the threshold and target level and between the target and maximum level. The Compensation Committee has discretion to make additional adjustments to awards based on extraordinary events and other items as it deems appropriate. Based on our audited financial statements for fiscal years 2006 through 2008, no awards were earned or paid under the 2006 Three-Year Plan.

The 2006 Three-Year Plan also provided for pro rata payouts of incentive awards if a participant was terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2006 Five-Year Plan. On March 16, 2006, the Compensation Committee adopted and approved the Lance, Inc. 2006 Five-Year Performance Equity Plan for Officers and Senior Managers (the "2006 Five-Year Plan"). The plan provides for the award of performance equity units, each equivalent to one share of our Common Stock, to certain of our key executive officers. Each of Messrs. Puckett, Thompson and Leake were granted performance equity units under the plan in 2006. Mr. Patcha was granted performance equity units under the plan in 2007. Mr. Singer does not participate in the 2005 Five-Year Plan because of his restricted stock unit award received in connection with his employment by us.

The performance measure under the plan is the comparison of the cumulative total return (with dividends reinvested) on $100 invested in our Common Stock over five years ending December 31, 2010 as compared to the cumulative total return (with dividends reinvested) on $100 invested in the Russell 2000 Index over the same five years. If the cumulative return on our Common Stock over the five year period equals the cumulative total return on the Russell 2000 Index over the same period, the participants will receive and vest in 41.67% of their performance equity units. If the cumulative total return on our Common Stock exceeds that on the Russell 2000 Index by $10, the participants will vest in and receive 83.33% of their units. If the cumulative total return on our Common Stock exceeds the Russell 2000 Index by $15 or more, participants will vest in and receive 100% of their performance equity units. The cumulative total return on our Common Stock and the Russell 2000 Index over the five year period will be determined based on the average closing values of our Common Stock and the Russell 2000 Index for the last three months of 2005 compared to the last three months of 2010, assuming the reinvestment of dividends.

If we declare a cash dividend on our Common Stock during the five-year period, each participant will also be credited as of the applicable dividend payment date with an additional number of performance equity units equal to (a) the total cash dividend the participant would have received if their performance equity units had been actual shares of our Common Stock, divided by (b) the closing price of one share of our Common Stock on the applicable dividend payment date.

Award payments will be calculated after the Compensation Committee has reviewed the performance level achieved after December 31, 2010 and will be paid in shares of our Common Stock. The 2006 Five-Year Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

Employment and Other Agreements. On May 11, 2005, we entered into an Executive Employment Agreement, as amended (the "Employment Agreement"), with Mr. Singer in connection with his appointment as our Chief Executive Officer. The initial term of the Employment Agreement was three years with automatic renewals for successive one-year terms. The Employment Agreement may be terminated on 90 days written notice prior to the end of the initial term or a renewal term.

Under the Employment Agreement, we agreed to provide Mr. Singer (i) a minimum annual base salary of $500,000 during the term of the agreement, (ii) the opportunity to participate in our Annual Performance Incentive Plan with a target annual incentive equal to 100% of base salary, (iii) perquisites, including an automobile and club dues and a tax gross-up for such dues, and (iv) such other benefits as are generally made available to similarly situated executives of our Company.

We also agreed to provide Mr. Singer with an annual long-term incentive opportunity beginning after 2005 equal to 120% of his base salary, with 75% of the annual award delivered through a grant of stock options and the remaining 25% provided as a target incentive under our three-year incentive plans. On April 24, 2008, Mr. Singer's employment agreement was amended to provide that 100% of his annual long-term incentive opportunity after 2007 will be provided as a target incentive under our three-year incentive plans. The long-term incentive awards granted to Mr. Singer in fiscal year 2008 are reflected in the Summary Compensation Table and Grants of Plan Based Awards table above.

Mr. Singer's Employment Agreement also provided for an award of 300,000 restricted stock units pursuant to a Restricted Stock Unit Award Agreement, as amended (the "RSU Agreement"). The restricted stock units will vest on May 11, 2010 if Mr. Singer remains employed by us through that date. Under the RSU Agreement, Mr. Singer may surrender shares of our Common Stock at fair market value in payment of required income tax withholding. If we pay a cash dividend on our Common Stock, Mr. Singer will receive restricted dividend equivalent units equal to (i) the total cash dividend he would have received had the restricted stock units been actual shares of Common Stock divided by (ii) the fair market value of a share of Common Stock as of the applicable dividend payment date.

All of the restricted stock units are designated to be settled in our Common Stock. Restricted dividend equivalent units are designated to be settled in cash. There are no voting rights with respect to the restricted stock units.

The Employment Agreement and RSU Agreement also provide for potential payments and benefits to Mr. Singer if he is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these potential payments, see *"—Potential Payments upon Termination or Change in Control"* below.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 27, 2008 with respect to the named executive officers.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)($)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)($) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David V. Singer . . .	55,768	27,884 (2)		$19.645	2/8/2016	300,000 (3)	$6,606,000		
	33,333	66,667 (4)		19.70	3/8/2017	35,610 (5)	784,132		
		99,999 (6)		16.77	2/21/2018	17,889 (7)	393,916	$350,000 (8)	$350,000
Rick D. Puckett . . .	12,500	12,500 (9)		21.055	1/30/2016	20,000 (10)	440,400	60,000 (11)	$1,321,200
								6,011 (12)	132,362
			$0 (13)					$0 (13)	0
								$45,938 (14)	45,938
		23,499 (6)		16.77	2/21/2018	4,203 (7)	92,550	$82,300 (8)	$82,300
	3,500			19.77	3/8/2012				
	5,420	10,840 (4)		19.70	3/8/2014				
						1,000 (15)	22,020		
	8,950			16.77	2/21/2013				
Glenn A. Patcha . . .	6,250	18,750 (16)		20.10	1/8/2017	20,000 (17)	440,400	48,000 (11)	$1,056,960
								3,748 (12)	82,531
			$0 (13)					$0 (13)	0
								$41,250 (14)	41,250
		19,101 (6)		16.77	2/21/2018	3,417 (7)	75,242	$66,900 (8)	66,900
	4,867	9,743 (4)		19.70	3/8/2014				
						475 (15)	10,460		
	4,300			16.77	2/21/2013				
Blake W. Thompson	11,250	3,750 (18)		18.16	12/16/2015			42,000 (11)	$924,840
								4,208 (12)	92,660
			$0 (13)					$0 (13)	0
								$34,375 (14)	34,375
		17,850 (6)		16.77	2/21/2018	3,192 (7)	70,288	$62,500 (8)	62,500
	2,800			19.77	3/8/2012				
	4,056	8,112 (4)		19.70	3/8/2014				
						750 (15)	16,515		
	6,750			16.77	2/21/2013				
Earl D. Leake . . .								36,000 (11)	$792,720
								3,607 (12)	79,426
			$0 (13)					$0 (13)	0
								$28,125 (14)	28,125
		19,299 (6)		16.77	2/21/2018	3,453 (7)	76,035	$67,600 (8)	62,500
	5,800			19.77	3/8/2012				
	3,319	6,638 (4)		19.70	3/8/2014				
						800 (15)	17,616		
	7,150			16.77	2/21/2013				
	15,650			10.13	4/20/2010				
	2,675			14.45	1/24/2012				
	3,450			7.65	4/24/2013				

(1) Unless otherwise indicated, the number or dollar value of equity awards presented is based on the achievement of threshold performance goals.

(2) Stock options become exercisable in three equal annual installments beginning February 8, 2007.

(3) Restricted stock units vest on May 11, 2010.

(4) Stock options become exercisable in three equal annual installments beginning March 8, 2008.

(5) Dividend equivalent units vest on May 11, 2010.

(6) Stock options become exercisable in three equal annual installments beginning February 21, 2009.

(7) Restricted shares vest in three equal annual installments beginning on February 21, 2009.

(8) Reflects potential performance awards under 2008 Three-Year Plan, which are denominated in dollars and settled in Common Stock. Amounts are based on the achievement of target performance goals. See "—*2008 Three-Year Plan*" above for more information.

(9) Stock options become exercisable in four equal annual installments beginning January 30, 2007.

(10) Restricted shares vest on January 30, 2009.

(11) Performance equity units vest on December 31, 2010, subject to the achievement of the performance measures under the 2006 Five-Year Plan. Amounts based on the achievement of a 100% vesting rate under the plan.

(12) Performance dividend equivalent equity units vest on December 31, 2010, subject to the achievement of the performance measures under the 2006 Five-Year Plan. Amounts based on the achievement of a 100% vesting rate under the plan.

(13) Reflects that no potential awards were payable under the 2006 Three-Year Plan as of December 27, 2008. See "—*2006 Three-Year Plan*" above for additional information.

(14) Reflects outstanding awards under the 2007 Three-Year Plan, which are denominated in dollars and settled 50% in cash and 50% in Common Stock. Amounts represent the portion of the awards that is to be settled in Common Stock, assuming the achievement of target performance goals. See "—*2007 Three-Year Plan*" above for information regarding vesting of the awards.

(15) Restricted shares vest on February 21, 2009.

(16) Stock options become exercisable in four equal annual installments beginning January 8, 2008.

(17) Restricted shares vest on January 8, 2010.

(18) Stock options become exercisable in four equal annual installments beginning December 19, 2006.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to option exercises and stock vested during the fiscal year ended December 27, 2008 with respect to the named executive officers.

Option Exercises and Stock Vested
Fiscal Year 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
David V. Singer. . . .	—	—	—	—
Rick D. Puckett	—	—	850	$14,442
Glenn A. Patcha	—	—	—	—
Blake W. Thompson .	—	—	15,675	343,118
Earl D. Leake	19,000	$122,420	1,400	23,786

(1) The amounts reflected in this column reflect the number of shares acquired upon vesting multiplied by the market value of such shares on the vesting date.

Retirement Benefits

In connection with an agreement by Mr. Leake to terminate his prior employment agreement, we provide Mr. Leake with supplemental retirement benefits similar to those provided under his prior employment agreement. The following table sets forth certain information with respect to Mr. Leake's supplemental retirement benefits.

Pension Benefits
Fiscal Year 2008

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Earl D. Leake	Supplemental Retirement Benefit under Severance Agreement(1)	13	$649,949	$0

---

(1) The amount presented in this column represents the number of actual years that Mr. Leake has been provided with the benefit. Mr. Leake has not been given credit for years of service in addition to his actual years of service.

(2) The amount presented in this column reflects the actuarial present value of Mr. Leake's accumulated supplemental benefit under his Severance Agreement, computed as of December 27, 2008. The accumulated supplemental benefit was computed by applying a 4.5% discount rate to the earned portion of the benefit.

The supplemental retirement benefits are provided to Mr. Leake through an Executive Severance Agreement. Under the Severance Agreement, Mr. Leake is entitled to a supplemental retirement benefit equal to five times his annual base salary in effect immediately prior to his retirement, payable over 15 years after retirement or until age 75, if earlier. Mr. Leake may also elect to receive his benefit in a lump sum equal to the present value of such payments using an interest rate equal to the yield on the 10-year United States Treasury Bond. The normal retirement age under the agreement is age 60.

The Severance Agreement with Mr. Leake also provides for certain payments to him if he is terminated under certain circumstances or in the event of a change in control of our Company, as described under "*—Potential Payments upon Termination or Change in Control*" below.

Supplemental Deferred Compensation Plan

We maintain the Lance, Inc. Compensation Deferral and Benefit Restoration Plan (the "Deferral Plan"), which is a non-qualified deferred compensation plan, for certain of our key executive officers. The following table sets forth information regarding the individual accounts and benefits under the Deferral Plan for fiscal year 2008 with respect to each of the named executive officers who is a participant in the plan.

Nonqualified Deferred Compensation
Fiscal Year 2008

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
David V. Singer.		24,718	(8,490)		17,235
Rick D. Puckett	16,170	1,209	122		17,501
Glenn A. Patcha.	6,864	—	(720)		6,144
Blake W. Thompson . . .	36,300	4,043	1,337		79,174
Earl D. Leake.	49,500	2,198	(46,338)	(35,111)	175,444

(1) Amounts reflected in this column are also reported in the "Salary" column for 2008 or the "Non-Equity Incentive Plan Compensation" column for 2007 of the Summary Compensation Table.

(2) None of the amounts reflected in this column are reported in the "All Other Compensation" column of the Summary Compensation Table for 2008. These amounts reflect amounts that were contributed by the Company in fiscal year 2008 with respect to fiscal year 2007 employment.

(3) The amounts reported in this column are not reported in the Summary Compensation Table because no earnings under the Deferral Plan are deemed to be above-market or preferential earnings.

Participants in the Deferral Plan may elect to defer from 1% to 40% of their annual base salary and from 10% to 90% of their annual incentive award under our Annual Performance Incentive Plan. In addition, we make contributions to each participant's account equal to the excess, if any, of (a) the profit sharing contribution that we would have made to the participant's account under our tax-qualified Profit Sharing and 401(k) Retirement Savings Plan (the "Profit Sharing and 401(k) Plan") if the amount of the contribution were not limited by Section 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended (the "Code"), over (b) the amount of the profit sharing contribution that we actually made to the participant's account under our Profit Sharing and 401(k) Plan.

Amounts deferred by participants and contributions made by us are deemed invested by participants in investment choices that are made available by the plan administrator, which are the same investment choices available under our Profit Sharing and 401(k) Plan.

Participants may generally select from the following payment options for each account under the plan:

(a) a single lump sum payment made seven months after termination of employment;

(b) a single lump sum payment made in a year specified by the participant that is before the seventh month after termination of employment;

(c) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning seven months after termination of employment; or

(d) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning in a year specified by the participant that is before the seventh month after termination of employment.

The payment options described under (b) and (d) above are not available for balances with respect to our contributions under the plan. If a participant dies, the participant's account balances will be payable to the participant's beneficiary in either a single lump sum or five annual installments as elected by the participant. If a participant elects to receive annual installments, the amount payable on each installment date will be equal to the balance in the participant's account divided by the number of payments to be made. Participants may also be permitted to withdraw a portion of their accounts in the event of certain unforeseeable emergencies.

Potential Payments upon Termination or Change in Control

We have entered into agreements and maintain plans that require us to provide compensation or other benefits to our executive officers, including the named executive officers, in connection with events related to a termination of employment or a change in control of our Company. The following is a description of provisions of those agreements and plans as they relate to the named executive officers.

2008 Annual Plan. We maintain an annual performance incentive plan for our key executive officers, as described above under *"—Summary of Compensation and Plan Based Awards—2008 Annual Plan."*

In the event of death, permanent disability or retirement, each participant in the 2008 Annual Plan would be paid a pro rata amount based on our actual performance under the 2008 Annual Plan. The term "retirement" is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a "change in control," each participant would be paid a pro rata amount equal to the greater of the participant's target incentive or our actual results for the year-to-date, based on the number of days in the year preceding the change in control.

Under the 2008 Annual Plan, a "change in control" will generally be deemed to occur upon:

- the acquisition of 25% or more of the combined voting power of our securities by any person or group, other than a trustee or fiduciary holding securities under one of our employee benefit plans, a corporation owned by our current stockholders, or a member of the Van Every Family, which includes the descendents of Salem A. Van Every, Sr. and their spouses;
- a change in the majority of our Board of Directors over a two year period;
- approval by the stockholders of a plan of complete liquidation of our Company or the sale of substantially all of our assets to an entity of which our current stockholders own less than 60% of the voting control; or
- a merger, consolidation or reorganization after which our current stockholders own less than 60% of the voting control of our Company or the surviving entity.

2008 Three-Year Plan. We maintain a three-year performance incentive plan as described above under *"—Summary of Compensation and Grants of Plan Based Awards—2008 Three-Year Plan."*

In the event a participant voluntarily terminates employment (other than for retirement) or is terminated involuntarily, no payments will be made under outstanding performance awards.

In the event of death or disability before the end of the performance period, any outstanding performance award will be paid in cash based on target performance. In the event of death or disability on or after the end of the performance period, any outstanding performance award will be paid in cash based on actual performance. In the event of death or disability, any unvested stock options or shares of restricted stock granted under the 2008 Three-Year Plan will become fully vested as of the date of such event.

In the event of retirement, (i) any outstanding performance award will be paid in cash based on actual performance, (ii) unvested stock options will continue to vest for a period of six months after retirement, and (iii) unvested shares of restricted stock will become vested pro rata based on the number of full months elapsed since the award date. The term "retirement" is defined in the 2008 Three-Year Plan as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, any outstanding performance awards will be paid in cash pro rata based on the greater of (a) target performance or (b) actual performance through the closing date with such proration based on the number of days in the performance period preceding the date of the closing of the change in control. All unvested stock options and unvested shares of restricted stock will become fully exercisable as of the date of a change in control. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2008 Annual Plan."*

2007 Stock Option Plan. In the event of death or disability, stock options granted under our 2007 Stock Option Plan will become fully vested. Upon retirement, unvested stock options will continue to vest for a period of six months after retirement. The term "retirement" is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change of control, the vesting of awards will be accelerated to fully vest upon the effective date of the change in control. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2008 Annual Plan."*

2007 and 2006 Three-Year Plans. In addition to the 2008 Three-Year Plan we maintain other three-year performance incentive plans from prior years as described above under *"—Summary of Compensation and Grants of Plan Based Awards—2007 Three-Year Plan"* and *"—2006 Three-Year Plan."*

In the event of death, permanent disability or retirement, each participant in such three-year plans would receive a pro rata cash payment based on our actual performance under the applicable three-year plan for the three-year performance period. In addition, any unvested restricted stock options will become vested pro rata based on the number of full months completed since the date of grant. The term "retirement" is defined in the three-year plans as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, each participant would be paid a pro rata amount equal to the greater of the participant's target incentive or our actual results for the completed fiscal years preceding the change in control, with the proration based on the number of days in the plan years preceding the change in control. In addition, all unvested grants of restricted stock will become fully vested. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2008 Annual Plan."*

2006 Five-Year Plan. We maintain a five-year performance equity plan as described above under *"—Summary of Compensation and Grants of Plan Based Awards—2006 Five-Year Plan."*

In the event of death, disability or retirement, each participant in the 2006 Five-Year Plan will receive a pro rata payment based on the time in which the individual participated in the plan and our actual performance under the 2006-Five Year Plan. The term "retirement" is defined in the plan as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, each participant will be entitled to a pro rata payment calculated based on the actual average results under the 2006 Five-Year Plan for the 90 days ending on the day before the change in control, with such proration based on the number of days in the plan years preceding the change in control. In addition, the dollar amounts of the performance goals will also be prorated based on the number of days in the plan years preceding the change in control. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2008 Annual Plan."*

Compensation Deferral and Benefits Restoration Plan. We maintain a nonqualified supplemental deferred compensation plan, the Deferral Plan, as described above under *"—Supplemental Deferred Compensation Plan."* Under the Deferral Plan, participants are entitled to certain payments in connection with a termination of employment or death. See the above description of the Deferral Plan for a description of the terms and conditions of the Deferral Plan with respect to such payments.

Agreements with the Chief Executive Officer. On May 11, 2005, we entered into an Executive Employment Agreement, as amended (the "Employment Agreement"), with Mr. Singer in connection with his appointment as our Chief Executive Officer. If Mr. Singer's employment is terminated by us without cause, we would be required to provide Mr. Singer with the following:

(a) a payment equal to his accrued base salary and benefits as of the date of termination;

(b) a pro-rata payment under our Annual Performance Incentive Plan based on the actual results for the year;

(c) an amount equal to two times his base salary plus two times his then current target incentive under our Annual Performance Incentive Plan;

(d) up to 24 months of health insurance and dental plan coverage;

(e) a pro-rata payment with respect to each outstanding performance cycle under our Three-Year Incentive Plans based on the actual results for the performance cycle;

(f) immediate vesting of all unvested options and the ability to immediately exercise such options; and

(g) any other amounts or benefits required to be paid under any of our other agreements, plans, policies or arrangements through the date of termination.

In the event of termination for death or disability, we have agreed to provide Mr. Singer with the payments and benefits listed under items (a), (b), (e), (f) and (g) above.

Mr. Singer is also a party to a Compensation and Benefits Assurance Agreement (a "Benefits Agreement"), which will continue for as long as he is employed with us under the terms of his Executive Employment Agreement, as described above. In the event of a change in control, there is an automatic three-year extension of the Benefits Agreement.

Benefits are payable under the Benefits Agreement only if one of the following events occurs within three years after a change in control: involuntary termination without cause; voluntary termination for good reason; voluntary termination for any reason during the thirteenth month after a change in control; or breach of the Benefits Agreement by us or our successor. We refer to each of these covered events as a "qualifying termination." The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2008 Annual Plan."*

If a qualifying termination occurs within three years following a change in control, Mr. Singer would receive the following:

(a) his accrued base salary and benefits as of the date of termination;

(b) an amount equal to three times his base salary plus three times the greater of his prior year cash incentive or current year target incentive under our Annual Performance Incentive Plan;

(c) a pro rata payment based on the greater of his current year target incentive or the actual incentive earned through the date of the termination under our Annual Performance Incentive Plan;

(d) an amount equal to the amounts paid under items (a), (b) and (c) above multiplied by the highest percentage of his compensation contributed to his account under our qualified profit sharing plan during the three years prior to termination;

(e) up to 36 months of health and dental plan insurance;

(f) outplacement services for up to one year, with a maximum cost of 10% of his base salary;

(g) immediate vesting of all unvested stock options; and

(h) an amount equal to any Federal excise taxes payable by the executive.

Mr. Singer's Employment Agreement, as described above, provided for an award of 300,000 restricted stock units pursuant to a Restricted Stock Unit Award Agreement, as amended (the "RSU Agreement"). Under the RSU Agreement, Mr. Singer's restricted stock units would become fully vested upon (i) a qualifying termination following a change in control or (ii) termination due to death or disability. In the event of involuntary termination without cause, Mr. Singer's restricted stock units would vest as follows: 16.67% prior to May 11, 2006; 33.33% on or after May 11, 2006; 50.00% on or after May 11, 2007; 66.67% on or after May 11, 2008; 83.33% on or after May 11, 2009; and 100% on or after May 11, 2010. The restricted stock units will be forfeited upon a termination for cause or if Mr. Singer resigns.

The following table sets forth the estimated payments and benefits that would have been payable to Mr. Singer under the agreements and plans described above, assuming that each covered event under such agreements and plans occurred on December 27, 2008.

DAVID V. SINGER

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Base Salary	$1,200,000	—	—	—	$1,800,000
Annual Performance Incentive	1,969,200	$769,200	$769,200	$769,200	2,569,200
Incentive Under 2006 Three-Year Plan	0	0	0(5)	0	—
Incentive Under 2007 Three-Year Plan	110,000	110,000	110,000(5)	110,000	—
Incentive Under 2008 Three-Year Plan	116,667	116,667	116,667(5)	116,667	—
Accelerated Vesting of Stock Options(1)	745,887	745,887	—	745,887	—
Accelerated Vesting of Restricted Stock	4,927,001(2)	7,390,129(4)	—	—	7,390,129 (4)
Supplemental Deferred Compensation Plan	17,234	17,234	17,234	—	17,234
Profit Sharing "Make Whole"	—	—	—	—	117,000
Health and Dental Insurance	16,667(3)	—	—	—	25,000 (6)
Outplacement services	—	—	—	—	60,000 (7)
Excise tax gross-up	—	—	—	—	2,079,896 (8)
Total	$9,102,656	$9,149,117	$1,013,101	$1,741,754	$14,058,459

(1) Amount reflects accelerated vesting of 27,884 options with an exercise price of $19.645, 66,667 options with an exercise price of $19.70 and 99,999 options with an exercise price of $16.77. The fair market value of the Common Stock was $22.02 per share on December 27, 2008.

(2) Amount reflects accelerated vesting of 66.67% of the 300,000 restricted stock units and 66.67% of the 35,610 restricted dividend equivalent units awarded to Mr. Singer under his RSU Agreement. The value was determined by multiplying the number of accelerated restricted stock units by the market price of a share of Common Stock on December 27, 2008 ($22.02).

(3) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for two years.

(4) Amount reflects accelerated vesting of 100% of the 300,000 restricted stock units plus 35,610 restricted dividend equivalent units awarded to Mr. Singer under his RSU Agreement. The value was determined by multiplying the number of accelerated restricted stock units by the market price of the Common Stock on December 27, 2008 ($22.02).

(5) Assumes target performance would be achieved for the three-year performance periods.

(6) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for thirty-six months.

(7) Amount reflects the maximum amount of outplacement services that would be provided under Mr. Singer's Benefits Assurance agreement.

(8) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

Agreements with the Other Named Executive Officers. Each of the named executive officers, other than the Chief Executive Officer, is party to an Executive Severance Agreement (the "Severance Agreements"). The Severance Agreements are substantially identical, except for the Severance Agreement with Mr. Leake.

Under the Severance Agreements, each of Messrs. Puckett, Patcha, and Thompson would be entitled to the following payments in the event of an involuntary termination without cause:

(a) accrued base salary and benefits as of the date of termination;

(b) an amount equal to base salary plus current year target incentive under our Annual Performance Incentive Plan;

(c) a pro rata incentive payment based on the greater of prior year actual incentive or current year target incentive under the Annual Performance Incentive Plan.

The initial term of the Severance Agreements is three years with automatic renewals for successive one-year terms. Each Severance Agreement may be terminated on one year's notice prior to the end of an initial or renewal term.

Mr. Leake's Severance Agreement was negotiated in connection with the termination of his prior employment agreement and includes a supplemental retirement benefit as described under *"—Retirement Benefits"* above. Under his Severance Agreement, Mr. Leake would receive the following payments and benefits upon an involuntary termination without cause:

(a) accrued compensation and benefits;

(b) an amount equal to 2.5 times the sum of the highest base salary paid to him plus the current year's target incentive under the Annual Performance Incentive Plan, provided the amount is reduced for severance after age 57½;

(c) immediate commencement of his supplemental retirement benefits as if retirement had occurred on the termination date;

(d) a pro rata incentive payment based on the greater of his prior year actual incentive or current year target incentive under the Annual Performance Incentive Plan.

(e) transfer to him of his company provided car;

(f) an amount equal to the present value of his unexercised vested stock options;

(g) medical insurance coverage, life insurance and disability insurance until age 60; and

(h) outplacement services for up to 2 years, with a maximum cost of 20% of base salary.

If Mr. Leake is terminated following a change in control of our Company, he would receive a lump sum payment equal to the present value of his supplemental retirement benefit as of the date of his termination. The present value of the benefit would be calculated assuming the benefit would be paid over 15 years beginning on the date of termination and using an interest rate equal to the yield on the 10-year United States Treasury Bond. The present value of Mr. Leake's supplemental retirement benefit would also be placed in a trust for his benefit in the event of a change in control.

In the event of his death, Mr. Leake's beneficiary would receive an amount equal to 75% of his supplemental retirement benefit as of the date of death. The death benefit is payable over 15 years after retirement or until age 75, if earlier. Mr. Leake or his beneficiary may also elect to receive the death benefit in a lump sum equal to the present value of such payments using the interest rate equal to the yield on the 10-year United States Treasury Bond on the date payments would otherwise commence.

Each of Messrs. Puckett, Patcha, Thompson and Leake are parties to a Compensation and Benefits Assurance Agreement (the "Benefits Agreements"). Each of the Benefits Agreements is substantially identical to Mr. Singer's Benefits Agreement, as described above under *"—Potential Payments upon Termination or a Change in Control—Agreements with the Chief Executive Officer,"* with the exception of the term and termination provisions as described below.

For Messrs. Puckett, Patcha, Thompson and Leake, the initial term of each of their Benefits Agreements is three years. The initial term of Mr. Leake's Benefits Agreement extends until December 31, 2011, the year in which he reaches age 60, which was the same end of term date under his prior employment agreement. After the initial term, each Benefits Agreement automatically renews for successive one-year terms and may be terminated by us on one-year's notice prior to the end of an initial or renewal term. In the event of a change in control, there is an automatic three-year extension of each Benefits Agreement. Mr. Singer's Benefits Agreement will continue for as long as he is employed by us under the terms of his Employment Agreement.

The following tables set forth the estimated payments and benefits that would have been payable to each of the named executive officers, other than the Chief Executive Officer, under the agreements and plans described above, assuming that each covered event under such agreements and plans occurred on December 27, 2008.

RICK D. PUCKETT

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Permanent Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years After a Change in Control
Base Salary	$382,200	—	—	—	$1,146,600
Annual Performance Incentive	382,200	$245,000	$245,000	$245,000	818,300
2006 Three-Year Plan	—	0 (2)	0 (2)	0 (2)	—
2007 Three-Year Plan	—	61,251 (2)	61,251 (2)	61,251 (2)	—
2008 Three-Year Plan	—	27,433 (2)	27,433 (2)	27,433 (2)	—
2006 Five-Year Plan	—	925,082 (3)	925,082 (3)	925,082 (3)	—
Accelerated Vesting of Stock Options (1)	—	66,903	—	66,903	—
Accelerated Vesting of Restricted Stock	—	446,517	446,517	446,517	—
Profit Sharing "Make Whole"	—	—	—	—	55,897
Supplemental Deferred Compensation Plan	17,501	17,501	17,501	—	17,501
Health and Dental Insurance	—	—	—	—	25,000 (4)
Outplacement services	—	—	—	—	76,440 (5)
Excise tax gross-up	—	—	—	—	416,768 (6)
Total	$781,901	$1,789,687	$1,722,784	$1,772,186	$2,556,506

(1) Amount reflects accelerated vesting of 12,500 options with an exercise price of $21.055, 23,499 options with an exercise price of $16.77 and 10,840 options with an exercise price of $19.70. The fair market value of the Common Stock was $22.02 per share on December 27, 2008.

(2) Assumes target performance would be achieved for the three-year performance periods, with the exception of the 2006 Three-Year Plan for which threshold performance goals were not achieved as of December 27, 2008.

(3) Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

GLENN A. PATCHA

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Permanent Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years After a Change in Control
Base Salary	$343,200	—	—	—	$1,029,600
Annual Performance Incentive	343,200	$220,000	$220,000	$220,000	734,800
2006 Three-Year Plan	—	0 (2)	0 (2)	0 (2)	—
2007 Three-Year Plan	—	55,000 (2)	55,000 (2)	55,000 (2)	—
2008 Three-Year Plan	—	22,300 (2)	22,300 (2)	22,300 (2)	—
2006 Five-Year Plan	—	716,707 (3)	716,707 (3)	716,707 (3)	—
Accelerated Vesting of Stock Options (1)	—	63,693	—	63,693	—
Accelerated Vesting of Restricted Stock	—	290,083	290,083	290,083	—
Profit Sharing "Make Whole"	—	—	—	—	50,193
Supplemental Deferred Compensation Plan	6,144	6,144	6,144	—	6,144
Health and Dental Insurance	—	—	—	—	25,000 (4)
Outplacement services	—	—	—	—	68,640 (5)
Excise tax gross-up	—	—	—	—	385,262 (6)
Total	$692,544	$1,373,927	$1,310,234	$1,367,783	$2,299,639

(1) Amount reflects accelerated vesting of 18,750 options with an exercise price of $20.10, 19,101 options with an exercise price of $16.77 and 9,734 options with an exercise price of $19.70. The fair market value of the Common Stock was $22.02 per share on December 27, 2008.

(2) Assumes target performance would be achieved for the three-year performance periods, with the exception of the 2006 Three-Year Plan for which threshold performance goals were not achieved as of December 27, 2008.

(3) Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

BLAKE W. THOMPSON

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Permanent Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years After a Change in Control
Base Salary	$286,000	—	—	—	$858,000
Annual Performance Incentive	286,000	$183,300	$183,300	$183,300	612,300
2006 Three-Year Plan	—	0 (2)	0(2)	0 (2)	—
2007 Three-Year Plan	—	45,833 (2)	45,833(2)	45,833 (2)	—
2008 Three-Year Plan	—	20,833 (2)	20,833(2)	20,833 (2)	—
2006 Five-Year Plan	—	647,564 (3)	647,564(3)	647,564 (3)	—
Accelerated Vesting of Stock Options (1)	—	67,583	—	67,583	—
Accelerated Vesting of Restricted Stock	—	13,763	13,763	13,763	—
Profit Sharing "Make Whole"	—	—	—	—	41,828
Supplemental Deferred Compensation Plan	79,174	79,174	79,174	—	79,174
Health and Dental Insurance	—	—	—	—	25,000 (4)
Outplacement services	—	—	—	—	57,200 (5)
Excise tax gross-up	—	—	—	—	248,431 (6)
Total	$651,174	$1,058,050	$990,467	$978,876	$1,921,933

(1) Amount reflects accelerated vesting of 3,750 options with an exercise price of $18.16, 17,850 options with an exercise price of $16.77 and 8,112 options with an exercise price of $19.70. The fair market value of the Common Stock was $22.02 per share on December 27, 2008.

(2) Assumes target performance would be achieved for the three-year performance periods, with the exception of the 2006 Three-Year Plan for which threshold performance goals were not achieved as of December 27, 2008.

(3) Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

EARL D. LEAKE

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Permanent Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years After a Change in Control
Base Salary	$637,500	—	—	—	$765,000
Annual Performance Incentive	255,000	$163,500	$163,500	$163,500	546,000
2006 Three-Year Plan	—	0 (2)	0 (2)	0 (2)	—
2007 Three-Year Plan	—	37,500 (2)	37,500 (2)	37,500 (2)	—
2008 Three-Year Plan	—	22,533 (2)	22,533 (2)	22,533 (2)	—
2006 Five-Year Plan	—	555,058 (3)	555,058 (3)	555,058 (3)	—
Accelerated Vesting of Stock Options (1)	—	66,903	—	66,903	—
Accelerated Vesting of Restricted Stock	—	14,680	14,680	14,680	—
Profit Sharing "Make Whole"	—	—	—	—	40,163
Supplemental Retirement Benefit	1,275,000	1,275,000	956,250	—	649,949
Supplemental Deferred Compensation Plan	175,444	175,444	175,444	—	175,444
Company Car	25,000	—	—	—	—
Health and Dental Insurance	25,000	—	—	—	25,000 (4)
Outplacement services	51,000	—	—	—	51,000 (5)
Excise tax gross-up	—	—	—	—	371,939 (6)
Total	$2,443,944	$2,310,618	$1,924,965	$860,174	$2,624,495

(1) Amount reflects accelerated vesting of 19,299 options with an exercise price of $16.77 and 6,638 options with an exercise price of $19.70. The fair market value of the Common Stock was $22.02 per share on December 27, 2008.

(2) Assumes target performance would be achieved for the three-year performance periods, with the exception of the 2006 Three-Year Plan for which threshold performance goals were not achieved as of December 27, 2008.

(3) Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of December 27, 2008, concerning outstanding options and rights to acquire Common Stock granted to participants in all of our equity compensation plans (including the Directors Plans) and the number of shares of Common Stock remaining available for issuance under such equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders (1)	1,591,570	$16.85	1,515,111
Equity compensation plans not approved by security holders	-	-	-
Total	1,591,570	$16.85	1,515,111

(1) Includes the 1995 Director Option Plan, which was approved by the stockholders on April 21, 1995, the Lance, Inc. 1997 Incentive Equity Plan, which was approved by the stockholders on April 18, 1997, the Lance, Inc, 2003 Key Employee Stock Plan, which was approved by the stockholders on April 24, 2003, the Lance, Inc. 2003 Director Stock Plan, which was approved by the stockholders on April 24, 2003, the Lance, Inc. 2007 Key Employee Stock Plan, which was approved by the stockholders on April 26, 2007, and the Lance, Inc. 2008 Director Stock Plan, which was approved by the stockholders on April 24, 2008.

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors has selected KPMG LLP as independent public accountants to audit our consolidated financial statements for the 2009 fiscal year, ending December 26, 2009. This selection is being presented to the stockholders for their ratification at the Annual Meeting. KPMG LLP has served as our independent certified public accountants and has audited our consolidated financial statements beginning with the 1991 fiscal year. Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent public accountants is not required by our Bylaws or otherwise. We are submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider its selection of KPMG LLP.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by KPMG LLP and approved by the Audit Committee for the audit of our consolidated annual financial statements for the fiscal years ended December 27, 2008 and December 29, 2007 and other services rendered by KPMG LLP and approved by the Audit Committee during those periods.

	FY 2008	FY 2007
Audit Fees (1)	$ 610,000	$ 591,000
Audit-Related Fees (2)	51,845	27,350
Tax Fees (3)	10,000	12,230
All Other Fees (4)	--	--
	$ 671,845	$ 630,580

(1) Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our consolidated annual financial statements, audit of management's assertion relating to internal controls over financial reporting, reviews of the financial statements included in our Quarterly Reports on Form 10-Q and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2) Audit Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." For fiscal years 2008 and 2007, this category includes fees related to general accounting assistance.

(3) Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance and review. For fiscal years 2008 and 2007, these services include the review of our federal, state and foreign tax returns.

(4) All Other Fees consist of aggregate fees billed by KPMG LLP for products and services other than the services reported above. In fiscal years 2008 and 2007, KPMG LLP did not bill us for any services in this category.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our independent public accountants in order to assure that the provision of such services does not impair the accountants' independence. These services may include audit services, audit-related services, tax services and other services. Proposed services may either be subject to case-by-case pre-approval by the Audit Committee or may be pre-approved by the Audit Committee on a categorical basis. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairperson and may delegate such pre-approval authority to another member of the Audit Committee at its discretion. Any services approved by the Chairperson or such other member of the Audit Committee must be reported to the full Audit Committee at its next scheduled meeting. Our Corporate Controller is required to periodically report to the full Audit Committee regarding the extent of services provided by the independent public accountants in accordance with the pre-approval policies and the fees for the services performed to date. None of the fees paid by us to the independent public accountants under the categories Audit-Related, Tax and All Other fees described above were approved by the Audit Committee after services were rendered pursuant to the de minimis exception established under the regulations of the Securities and Exchange Commission.

Board of Directors Recommendation and Required Vote

The Board of Directors recommends a vote FOR the ratification of the selection of KPMG LLP as independent public accountants to audit our consolidated financial statements for the 2009 fiscal year, and proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice. The affirmative vote of a majority of the votes cast is required to ratify the selection of KPMG LLP. Abstentions and broker "non-votes" are not counted as being cast for purposes of ratifying the selection of KPMG LLP.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10% of our Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Executive officers, directors and greater than 10% stockholders are required to furnish us with copies of all such reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 27, 2008, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

Related Person Transactions

Policy on Review of Related Person Transactions

It is the policy of the Board of Directors that all related person transactions must be approved by either (1) a majority of the disinterested members of the Governance and Nominating Committee of the Board of Directors or (2) a majority of independent and disinterested members of the Board of Directors. In either case, a related person transaction may not be approved by a single director. For purposes of the policy, the term "related person transaction" means any transaction that is required to be disclosed in our proxy statements or other filings with the SEC pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 and any material "conflict of interest" transaction with a director, as that term is defined under the North Carolina Business Corporation Act. For fiscal year 2008, there were no related person transactions that were required to be disclosed in this Proxy Statement.

Stockholder Proposals for 2010 Annual Meeting

Any proposal that a stockholder intends to present for action at the 2010 Annual Meeting of Stockholders must be received by us no later than November 23, 2009, in order for the proposal to be included in the proxy statement and form of proxy for the 2009 Annual Meeting of Stockholders. In addition, if we receive notice of stockholder proposals after February 7, 2010, then the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such stockholder proposals, without discussion of the matters in the proxy statement and without such proposals appearing as separate items on the proxy card. Stockholder proposals should be sent to Secretary, Lance, Inc., 14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina 28277.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 27, 2008

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________ to ______________

Commission file number 0-398

LANCE, INC.

(Exact name of Registrant as specified in its charter)

North Carolina	**56-0292920**
(State of Incorporation)	(I.R.S. Employer Identification Number)

14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina 28277
(Address of principal executive offices)

Post Office Box 32395, Charlotte, North Carolina 28232-2395
(Mailing address of principal executive offices)

Registrant's telephone number, including area code: **(704) 554-1421**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
$0.83-1/3 Par Value Common Stock	**The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act: **NONE**

Indicate by checkmark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☐ **No** ☑

Indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☑ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes** ☐ **No**☑

The aggregate market value of shares of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of voting or nonvoting common equity, held by non-affiliates as of June 27, 2008, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $590,817,000.

The number of shares outstanding of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of Common Stock, as of February 17, 2009, was 31,540,104 shares.

Documents Incorporated by Reference
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on April 23, 2009 are incorporated by reference into Part III of this Form 10-K.

LANCE, INC.

FORM 10-K
TABLE OF CONTENTS

Note: Items 10-14 are incorporated by reference to the Proxy Statement and the Separate Item in Part I.

PART I

Item 1. Business

General

Lance, Inc. was incorporated as a North Carolina corporation in 1926. We operate in one segment, snack food products. Our corporate offices are located in Charlotte, North Carolina. We have U.S. manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Little Rock, Arkansas; and Ashland, Ohio. Our Canadian manufacturing operations are located in Cambridge and Guelph, Ontario.

The manufacturing operations in Little Rock, Arkansas, were acquired as part of the purchase of Brent & Sam's, Inc. in March 2008. In December 2008, we acquired substantially all of the assets of Archway Cookies, LLC, which included the manufacturing facility in Ashland, Ohio.

During the first half of 2008, we consolidated our sugar wafer manufacturing operations in Canada and closed a facility in Waterloo, Ontario.

Products

We manufacture, market and distribute a variety of snack food products. We manufacture products including sandwich crackers and sandwich cookies, potato chips, crackers, cookies, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy, restaurant style crackers and salty snacks for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations. We manufacture approximately 97% of all of the products we sell and the remainder is purchased for resale.

We sell both branded and non-branded products. Our branded products are principally sold under the Lance®, Cape Cod®, Tom's®, and Archway® brands. During 2008, 2007 and 2006, branded products represented approximately 60%, 63% and 64% of total revenue, respectively, and non-branded products represented 40%, 37% and 36% of total revenue, respectively. Non-branded products consist of private brands and contract manufacturing. Private brand products represented approximately 30%, 27% and 26% of total revenue in 2008, 2007 and 2006, respectively. Private brand (private label) products are sold to retailers and distributors using store brands or our own control brands, such as Vista®, Brent & Sam's®, and Jodan®. Contract manufacturing represented 10% of revenue in 2008, 2007 and 2006. Contract manufacturing products are those produced for other branded food manufacturers.

Intellectual Property

Trademarks that are important to our business are protected by registration or other means in the United States and most other markets where the related products are sold. We own various registered trademarks for use with our branded products including LANCE, CAPE COD POTATO CHIPS, TOM'S, ARCHWAY, TOASTCHEE, TOASTY, NEKOT, NIPCHEE, CHOC-O-LUNCH, VAN-O-LUNCH, GOLD-N-CHEES, CAPTAIN'S WAFERS, THUNDER, SALERNO, and a variety of other marks and designs. We license trademarks, including DON PABLO's, BUGLES, and TEXAS PETE, for limited use on certain products that are classified as branded product sales.

We also own registered trademarks including VISTA, BRENT & SAM'S, DELICIOUS, and JODAN that are used in connection with our private brand products.

Distribution

Distribution through our direct-store-delivery (DSD) route sales system accounted for approximately 44% of 2008 revenues. At December 27, 2008, the DSD system consisted of approximately 1,300 sales routes in 23 states, mostly located within the Southeastern and Mid-Atlantic United States. One sales representative serves each sales route. We use our own fleet of tractors and trailers to make deliveries of products throughout our DSD system. Each route maintains stockroom space for inventory through either individual stockrooms or distribution facilities. The sales representatives load route trucks from these stockrooms for delivery to customers.

In 2008, approximately 56% of our total revenues were generated from direct sales. These sales were generally distributed by direct shipments or customer pick-ups. Direct sales were shipped through third-party carriers and our own transportation fleet to customer locations throughout most of the United States and other parts of North America. We utilize our own personnel, independent distributors and brokers to solicit direct sales.

Customers

The customer base for our branded products include grocery/mass merchandisers, convenience stores, distributors, club stores, food service establishments, discount stores and various other customers including drug stores, schools, military, government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also manufacture products for branded manufacturers. Substantially all of our revenues are to customers in the United States. Revenue from Wal-Mart Stores, Inc. was approximately 20% of our total revenue in 2008. The loss of this customer or a substantial portion of business with this customer could have a material adverse effect on our business and results of operations.

Raw Materials

The principal raw materials used to manufacture our products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese and seasonings. The principal packaging supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are normally available in adequate quantities in the open market and may be contracted up to a year in advance, depending on market conditions.

Competition and Industry

Our products are sold in highly competitive markets. Generally, we compete with manufacturers, many of whom have greater total revenues and resources than we do. The principal methods of competition are price, service, product quality and product offerings. The methods of competition and our competitive position vary according to the geographic location, the particular products and the activities of our competitors.

Employees

At the beginning of February 2009, we had approximately 4,800 active employees in the United States and Canada, as compared to approximately 4,700 active employees at the beginning of February 2008. None of our employees are covered by a collective bargaining agreement.

Other Matters

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available on our website free of charge. The website address is www.lance.com. All required reports are made available on the website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

In addition to the other information in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations may be adversely affected by any of these risks. Additional risks and uncertainties, including risks that we do not presently know of or currently deem immaterial, may also impair our business or results of operations.

Price competition and industry consolidation could adversely impact our results.
The sales of most of our products are subject to significant competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than we do. In addition, there is a continuing consolidation by the major companies in the food industry, which could increase competition. Significant competition increases the possibility that we could lose one or more major customers, lose existing product offerings at customer locations, lose market share, increase expenditures or reduce selling prices, which could have an adverse impact on our business or results of operations.

Increases in cost or availability of ingredients and other market driven costs could negatively impact our results.

Our cost of sales could be adversely impacted by changes in the cost or availability of raw materials and packaging. While we often obtain substantial commitments for future delivery of certain raw materials and may engage in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials and packaging, including cost increases due to the tightening of supply, could adversely affect our cost of sales. Our financial performance could also be adversely impacted by changes in the cost or availability of natural gas and other fuel. While we may engage in limited hedging to reduce the price risk associated with these costs, continuing long-term increases in the cost of natural gas and fuel could adversely impact our cost of sales and operating expenses. In 2008, our costs for flour and vegetable oils reached unprecedented levels, which negatively impacted our results of operations.

Product price increases may negatively impact total revenue.

Future price increases, such as those to offset significantly increased ingredient costs, may reduce our overall sales volume, which could reduce total revenues and operating profit. Additionally, if market prices for those ingredients decline significantly below our contracted prices, customers could demand price reductions that could reduce total revenues and operating profit.

We are exposed to risks resulting from several large customers.

We have several large customers that account for a significant portion of our revenue. Our top ten customers accounted for approximately 40% of our revenue during 2008 with our largest customer representing 20% of our 2008 revenue. The loss of one or more of our large customers could adversely affect our results of operations. These customers typically do not enter into long-term contracts, but make purchase decisions based on a combination of price, product quality, consumer demand and customer service performance. In addition, these significant customers may re-evaluate or refine their business practices related to inventories, product displays, logistics or other aspects of the customer-supplier relationship. Our results of operations could be adversely affected if revenue from one or more of these customers is significantly reduced or if the cost of complying with customers' demands is significant. If receivables from one or more of these customers become uncollectible, our results of operations may be adversely impacted.

Inability to anticipate changes in consumer preferences may result in decreased demand for products, which could have an adverse impact on our future growth and operating results.

Our success depends in part on our ability to respond to current market trends and to anticipate the tastes and dietary habits of consumers. Changes in consumer preferences, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which could in turn cause our operating results to suffer.

Implementation of an Enterprise Resource Planning (ERP) system could cause interruption to business operations or inability to account for business transactions.

We are in the process of implementing a new ERP system. To the extent that there are unexpected issues as a result of the implementation, we may experience interruptions in business operations or may be unable to account for business transactions in a timely manner.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury or illness. A product recall or an adverse result in any such litigation could have a material adverse effect on our operating and financial results. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products. The U.S. Food and Drug Administration's recent investigation of Salmonella in products containing peanut butter and peanut paste and the associated recall of products throughout the food and snack food industries, as well as future issues such as this, could adversely impact our revenues and results of operations by negatively impacting consumer demand for products such as ours, harming consumer confidence in our Company or our products, and exposing us to increased cost and risk associated with litigation, government investigations and other legal and regulatory activities.

Food industry and regulatory factors could adversely affect our revenues and costs.
Food industry factors including obesity, nutritional concerns and diet trends could adversely affect our revenues and cost of sales. New or increased government regulation of the food industry, including areas related to production processes, product quality, packaging, labeling, marketing, storage and distribution, could adversely impact our results of operations by increasing production costs or restricting our methods of operation and distribution.

Acquisitions and divestitures may result in financial results that are different than expected.
In the event we enter into acquisitions or divestitures, our financial results may differ from expectations in a given quarter, or over a long-term period. Our future operating results are dependent on our ability to integrate the operations of acquired businesses into our existing operations. The inability to effectively integrate the acquired assets or operations or effectively divest assets, could adversely affect our revenues and results of operations.

Our ability to execute our strategic initiatives could adversely affect our financial performance.
We utilize several operating strategies to increase revenue and improve operating performance. If we are unsuccessful due to our execution, unplanned events or unfavorable market conditions, our financial performance could be adversely affected.

We are exposed to interest rate volatility, foreign exchange rate volatility and credit risks.
We are exposed to interest rate volatility with regard to variable rate credit facilities. We are exposed to foreign exchange rate volatility primarily through the operations of our Canadian subsidiary. This volatility may adversely affect our results of operations. In addition, we are exposed to certain customer credit risks related to the collection of our accounts receivable.

Any business disruption due to natural disasters or catastrophic events could adversely impact our financial performance.
If natural disasters or catastrophic events occur in the U.S. or other locations, such events may disrupt manufacturing, labor and other aspects of our business. In the event of such incidents, our business and financial performance could be adversely affected.

Current economic conditions could adversely impact our business and results of operations. The recent instability in the financial markets and the overall U.S. economy may impact our ability or cost to enter into new credit agreements in the future and may weaken the ability of our customers, suppliers and other business partners to perform under contractual obligations or in the normal course of business. A prolonged recession in the U.S. economy could expose us to losses related to bankruptcies among our customers and suppliers.

There are other factors not described above that could also cause actual results to differ materially from those in any forward-looking statement made by us or on our behalf.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate offices are located in Charlotte, North Carolina. We have manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Little Rock, Arkansas; Ashland, Ohio; Cambridge, Ontario; and Guelph, Ontario. Most of our manufacturing facilities produce both branded and non-branded products. During the first half of 2008, we consolidated our sugar wafer manufacturing operations in Canada and closed the Waterloo, Ontario facility.

We lease office space for administrative support and sales offices in 14 states. We also own or lease approximately 1,500 stockroom locations and 10 distribution facilities.

The plants and properties that we own and operate are maintained in good condition and are believed to be suitable and adequate for present needs. We believe that we have sufficient production capacity or the ability to increase capacity to meet anticipated demand in 2009.

Item 3. Legal Proceedings

We are currently subject to various routine legal proceedings and claims incidental to our business. In our opinion, such routine litigation and claims should not have a material adverse effect upon our consolidated financial statements taken as a whole.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Separate Item. Executive Officers of the Registrant

Information as to each of our executive officers is as follows:

Name	Age	Information About Officer
David V. Singer	53	President and Chief Executive Officer of Lance, Inc. since 2005; Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005.
Rick D. Puckett	55	Executive Vice President, Chief Financial Officer and Secretary of Lance, Inc. since January 2006 and Treasurer of Lance, Inc. since April 2006; Executive Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products from 2005 to January 2006; and Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005.
Glenn A. Patcha	45	Senior Vice President – Sales and Marketing of Lance, Inc. since January 2007; Senior Vice President of Marketing ConAgra Grocery Products Division, a packaged foods company, 2003 to June 2006; various executive positions with Eastman Kodak including, VP of Marketing for Kodak's North American Consumer Imaging Division from 1998 to 2003.
Blake W. Thompson	53	Senior Vice President – Supply Chain of Lance, Inc. since February 2007; Vice President – Supply Chain of Lance, Inc. from 2005 to 2006; Senior Vice President, Supply Chain of Tasty Baking, a snack food manufacturer and distributor, from 2004 to 2005; Region Vice President of Operations, Northeast Region of Frito Lay (a division of PepsiCo, Inc.) a snack food manufacturer and distributor, from 2001 to 2004.
Earl D. Leake	57	Senior Vice President – Human Resources of Lance, Inc. since February 2007; Vice President – Human Resources of Lance, Inc. from 1995 to 2006.
Margaret E. Wicklund	48	Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. since 2007; Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. from 1999 to 2006.

All of the executive officers were appointed to their current positions at the Annual Meeting of the Board of Directors on April 24, 2008. All of our executive officers' terms of office extend until the next Annual Meeting of the Board of Directors and until their successors are duly elected and qualified.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our $0.83-1/3 par value Common Stock is traded on the NASDAQ Global Select Market under the symbol LNCE. We had 3,129 stockholders of record as of February 17, 2009.

The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 2008 and 2007:

2008 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 29, 2008)	$ 20.98	$ 16.39	$ 0.16
Second quarter (13 weeks ended June 28, 2008)	22.42	17.48	0.16
Third quarter (13 weeks ended September 27, 2008)	25.18	17.05	0.16
Fourth quarter (13 weeks ended December 27, 2008)	23.58	17.11	0.16

2007 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 31, 2007)	$ 22.06	$ 19.12	$ 0.16
Second quarter (13 weeks ended June 30, 2007)	25.45	19.90	0.16
Third quarter (13 weeks ended September 29, 2007)	27.04	21.75	0.16
Fourth quarter (13 weeks ended December 29, 2007)	23.99	17.67	0.16

On February 10, 2009, the Board of Directors of Lance, Inc. declared a quarterly cash dividend of $0.16 per share payable on February 27, 2009 to stockholders of record on February 20, 2009. Our Board of Directors will consider the amount of future cash dividends on a quarterly basis.

Our Credit Agreement dated October 20, 2006 restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $125.0 million. At December 27, 2008, our consolidated stockholders' equity was $235.5 million.

Item 6. Selected Financial Data

The following table sets forth selected historical financial data for the five-year period ended December 27, 2008. The selected financial data set forth below should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the audited financial statements. The prior year amounts have been reclassified for consistent presentation, including the reclassification of the vending operations to discontinued operations for all years presented.

	2008	2007	2006	2005	2004
Results of Operations (in thousands):					
Net sales and other operating revenue (1) (2) (3)	$ 852,468	$ 762,736	$ 730,116	$ 651,437	$ 564,734
Income from continuing operations before income taxes (4) (5) (6)	27,073	36,320	28,187	26,499	33,298
Net income from continuing operations	17,706	23,809	18,378	17,476	22,627
Income from discontinued operations before income taxes (7)	-	44	153	1,506	3,276
Net income from discontinued operations	-	29	100	994	2,228
Net income	$ 17,706	$ 23,838	$ 18,478	$ 18,470	$ 24,855
Average Number of Common Shares Outstanding (in thousands):					
Basic	31,202	30,961	30,467	29,807	29,419
Diluted	31,803	31,373	30,844	30,099	29,732
Per Share of Common Stock:					
From continuing operations – basic	$ 0.57	$ 0.77	$ 0.61	$ 0.59	$ 0.77
From discontinued operations – basic	-	-	-	0.03	0.07
From continuing operations – diluted	0.56	0.76	0.60	0.58	0.77
From discontinued operations – diluted	-	-	-	0.03	0.07
Cash dividends declared	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Financial Status at Year-end (in thousands):					
Total assets	$ 466,146	$ 413,003	$ 385,452	$ 369,079	$ 341,740
Long-term debt, net of current portion	$ 91,000	$ 50,000	$ 50,000	$ 10,215	$ -
Total debt	$ 98,000	$ 50,000	$ 50,000	$ 46,215	$ 40,650

Footnotes:

(1) 2008 revenue included approximately $15 million from Brent & Sam's (acquired in March 2008). Also, a significant amount of price increases were initiated in response to unprecedented ingredient costs increases, such as flour and vegetable oil.

(2) 2006 revenue included incremental revenues from Tom's (acquired in October 2005).

(3) 2005 represented a 53-week year, which accounted for $8.1 million in incremental revenue. 2005 revenue was also impacted by two months of revenue from the Tom's acquisition.

(4) 2008 pre-tax income was significantly impacted by unprecedented ingredient costs increases, such as flour and vegetable oil, not fully offset by price increases during the year.

(5) Compared to previous years, pre-tax income in 2006 was impacted by $1.3 million of expenses related stock options as required by the adoption of SFAS 123R. Incremental severance and integration costs during 2006 related to the Tom's acquisition were $2.8 million.

(6) 2005 pre-tax income was negatively impacted by $3.4 million of Tom's integration costs and $2.5 million of severance charges for the prior CEO.

(7) During 2006, we committed to a plan to discontinue our vending operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Information About Forward-Looking Statements

From time to time, we make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying such statements. We use the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify our forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. Factors that could cause these differences include, but are not limited to, the factors set forth under Part I, Item 1A - Risk Factors.

Caution should be taken not to place undue reliance on our forward-looking statements, which reflect the expectations of management only as of the time such statements are made. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The following discussion provides an assessment of our financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements.

Management's discussion and analysis of our financial condition and results of operations are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors, including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. We routinely evaluate our estimates, including those related to customer returns and promotions, provisions for bad debts, inventory valuations, useful lives of fixed assets, hedge transactions, supplemental retirement benefits, intangible asset valuations, incentive compensation, income taxes, self-insurance, postretirement benefits, contingencies and legal proceedings. Actual results may differ from these estimates under different assumptions or conditions.

Executive Summary

From an earnings perspective, 2008 was a year impacted significantly by higher input costs. For the first three quarters of 2008, we earned $0.32 per share as compared to $0.72 in same period of 2007. Significant escalations in ingredient costs, fuel rates, utility costs and unfavorable foreign exchange rates far outpaced sales price increases to our customers. During the fourth quarter, we were able to restore our operating profit margin and earn $0.24 per share compared to $0.03 in the fourth quarter of 2007 and $0.19 in the fourth quarter of 2006. These results were achieved despite a $1.2 million pre-tax charge for a change in our employee vacation policy and costs associated with the Archway acquisition of $0.8 million, including $0.4 million in payments to former Archway employees. In total, these items decreased earnings per share during the fourth quarter of 2008 by $0.04.

From an operational perspective, we continued to focus on the following priorities in order to develop a foundation for profitable growth:

1. Organizational development and effectiveness in order to align our organization to achieve our goals;
2. Operational efficiencies in our DSD operations, supply chain process, and information technology systems;
3. Focused growth in core channels and product lines while we simplify our business and create new platforms for growth.

To that end, we have continued to focus on our priorities as we transform Lance into a leader within our niche snack food categories. Our transformation is focused on delivering key goals including delivering accelerated sales growth, widening our profit margins, improving return on capital and driving growth in our earnings per share.

During 2008, our accomplishments included:

- Two acquisitions – The acquisition of Brent & Sam's, Inc. and substantially all of the assets of Archway Cookies, LLC:
    - Brent & Sam's was acquired in March of 2008, added approximately $15 million in revenue in 2008 and expanded our premium private brand product offerings to our customers.
    - The Archway assets were acquired in December of 2008. The acquisition of the Archway brand provides a strong brand with a long history of quality home-style cookies that we believe we can grow through product innovation and improved customer service through our DSD and distributor network. The Archway facility also provides additional production capacity. In addition, based on the location of the facility we plan to improve our supply chain operations efficiency through a centralized location to service our customers in the Midwest and Northeast.
- Continued DSD organizational improvements:
    - We continued to realign our DSD sales organization by rationalizing our customer stops based on profitability and operating efficiency needed to service our customers. During 2008, we increased the weekly net revenue per route by 11%.
    - We have also implemented improved processes in our DSD organization to improve the efficiency of the time it takes to service our customers at each stop.

- We continued to focus on sales growth:
  - Revenue from both Lance brand home-pack products and Cape Cod Potato Chip products increased more than 10% over last year.
  - Private brand revenue increased approximately 26%, of which approximately 7% was the result of the acquisition of Brent & Sam's.
  - During 2008, we introduced a mainstream private brand line of products that is a more premium product than our value line private brands and provides consumers additional options from traditional branded products.
  - We increased our focus on innovation to provide a constant stream of new product introductions for our customers.
- We continued to build a foundation for growth:
  - We continued to improve our supply chain efficiency by consolidating our Canadian operations from three plants to two and increased the volume of products transported per mile through the use of larger trailers, which minimized the effect of increases in diesel fuel rates.
  - In 2008, we implemented a portion of our ERP solution and expect to have the ERP system implemented at all locations by the end of 2009.

We believe the cost increases that eroded earnings per share in the first three quarters of 2008 are behind us and we are well positioned for continued growth in 2009. We plan additional spending for advertising in 2009 in order to support future sales growth of our branded products. In addition, we plan to increase new product introductions and expand product innovation to provide our consumers with additional snack food offerings.

During January 2009, there was a recall of products containing peanuts, peanut butter paste and peanut butter purchased from Peanut Corp. of America (PCA) due to potential salmonella contamination. No products bearing the Lance brand were included in this recall as we internally source our peanuts and peanut butter. In 2008, we purchased Brent and Sam's, Inc. who historically purchased product from PCA and voluntarily recalled a limited number of private brand cookie products related to this concern, but we do not expect this to have a material impact on our result of operations. Brent and Sam's now sources its peanut butter through Lance.

Critical Accounting Estimates

Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe the following estimates and assumptions to be critical accounting estimates. These assumptions and estimates may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and may have a material impact on the financial condition or operating performance. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition
Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize operating revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

Revenue for products sold through our DSD system is recognized when the product is delivered to the retailer. Our sales representative creates the invoice at time of delivery using a handheld computer. The invoice is transmitted electronically each day and sales revenue is recognized. Customers purchasing products through the DSD system have the right to return product if it is not sold by the expiration date on the product label. We have recorded an estimated allowance for product that might be returned as a reduction to revenue. We estimate the number of days until product is sold through the customer's location and the percent of sales returns using historical information. This information is reviewed on a quarterly basis for significant changes and updated no less than annually.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses. Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue and an accrued liability at the time the sale is recorded. The accrued liability is monitored throughout the period covered by the promotion. The accrual is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liability is monitored throughout the period covered by the coupon or promotion.

Total allowances for sales returns, rebates, coupons, scan-backs and other promotional activities included in current liabilities on the consolidated balance sheets increased from $4.0 million at the end of 2007 to $5.2 million at the end of 2008 due to a more aggressive marketing effort to drive sales growth.

Allowance for Doubtful Accounts

The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivables. We record a general reserve based on analysis of historical data and the aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are regularly reviewed to ensure that business conditions or other circumstances are consistent with the assumptions. Allowances for doubtful accounts increased from $0.5 million at the end of 2007 to $0.9 million at the end of 2008 due to current economic conditions resulting in slower payments from some customers, higher accounts receivable, and increased specific reserves for customers with higher risks. The recent instability in the U.S. economy may weaken the ability of our customers to perform under contractual obligations or in the normal course of business, which may expose us to additional bad debt expense related to bankruptcies among our customers.

Self-Insurance Reserves

We maintain reserves for the self-funded portions of employee medical insurance and for post-retirement healthcare benefits. The employer's portion of employee and retiree medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person. In addition, we maintain insurance reserves for the self-funded portions of workers' compensation, auto, product and general liability insurance. Self-insured accruals are based on claims filed and estimated claims incurred but not reported based on historical claims trends.

For casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to $0.5 million. In addition, general and product liability claims are self-funded for individual losses up to $0.1 million. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of loss reserves ranged from $11.7 million to $14.9 million in 2008. In 2007, the estimate of loss reserves ranged from $13.3 million to 16.8 million. Consistent with prior periods, the 75th percentile of this range represents our best estimate of the ultimate outstanding casualty liability. We used a 4.5% discount rate on the estimated claims liability in 2008 and 2007 based on projected investment returns over the estimated future payout period.

Impairment Analysis of Goodwill and Other Indefinite-Lived Intangible Assets

The annual impairment analysis of goodwill and other indefinite-lived intangible assets requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans. The analysis of goodwill and other indefinite-lived intangible assets as of December 27, 2008 assumes combined average annual revenue growth of approximately 3.5% during the valuation period. We also use a combination of internal and external data to develop the weighted-average cost of capital. Significant investments in fixed assets and working capital to support this growth are estimated and factored into the analysis. If the forecasted revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with the excess fair value over carrying value, significant changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

Depreciation and Impairment of Fixed Assets
Depreciation of fixed assets is computed using the straight-line method over the lives of the assets. The lives used in computing depreciation are based on estimates of the period over which the assets will provide economic benefits. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. Depreciation expense was $32.0 million, $29.3 million, and 26.8 million during 2008, 2007, and 2006, respectively. Changes in these estimated lives and increases in capital expenditures could significantly affect depreciation expense in the future.

Fixed assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of fixed assets is evaluated by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If this comparison indicates that an asset's carrying amount is not recoverable, an impairment loss is recognized, and the adjusted carrying amount is depreciated over the asset's remaining useful life.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated once they are classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, available for immediate sale and meet certain other specified criteria.

Equity Incentive Expense
Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate, and expected dividends. Judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. In addition, our long-term equity incentive plans require assumptions and projections of future operating results and financial metrics. Actual results may differ from these assumptions and projections, which could have a material impact on our financial results.

Provision for Income Taxes
We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage. Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

New Accounting Standards

See Note 1 to the consolidated financial statements included in Item 8 for a summary of new accounting standards.

Results of Operations

2008 Compared to 2007 (in millions)	2008		2007		Favorable/ (Unfavorable)	
Revenue	$ 852.4	100.0%	$ 762.7	100.0%	$ 89.7	11.8%
Cost of sales	531.5	62.4%	444.5	58.3%	(87.0)	(19.6%)
Gross margin	320.9	37.6%	318.2	41.7%	2.7	0.8%
Selling, general and administrative	291.7	34.2%	277.3	36.4%	(14.4)	(5.2%)
Other (income)/expense, net	(0.9)	(0.1%)	2.4	0.3%	3.3	nm
Earnings before interest and taxes	30.1	3.5%	38.5	5.0%	(8.4)	(21.8)%
Interest expense, net	3.0	0.4%	2.2	0.3%	(0.8)	(36.4%)
Income tax expense	9.4	1.1%	12.5	1.6%	3.1	24.8%
Net income from continuing operations	17.7	2.1%	23.8	3.1%	(6.1)	(25.6)%

nm = not meaningful.

Revenue from continuing operations for the year ended December 27, 2008 increased $89.7 million or 11.8% compared to the year ended December 29, 2007. Branded sales represented 60% of total revenue in 2008 as compared to 63% in 2007, and non-branded sales represented 40% of total revenue and 37% of total revenue for 2008 and 2007, respectively. Non-branded sales consist of private brand and contract manufacturing revenue. In 2008, private brand represented 30% of total revenue and contract manufacturing sales represented 10% of total revenue. In 2007, private brand sales represented 27% of total revenue and contract manufacturing sales were 10% of total revenue.

Branded revenue increased $33.2 million or 6.9% compared to 2007. Price increases accounted for approximately two-thirds of the growth in revenue and the remainder of the growth was the result of increased volume. Branded revenue was favorably impacted by double-digit growth in sales of Lance® home pack sandwich crackers and Cape Cod® potato chips, predominantly from sales to grocery/mass merchandisers. This growth was significantly offset by double digit declines in up-and-down the street revenue and DSD food service revenue as a result of implementing our DSD distribution strategy to improve profitability by servicing customers with larger drop sizes and making our sales routes more efficient.

Our DSD system generated approximately 72% of the branded revenue in 2008 and 74% in 2007. The remainder consisted of branded revenue from distributors and direct shipments to customers.

Non-branded revenue increased $56.6 million or 20%. Price increases represented approximately 13% of the revenue growth, the addition of Brent & Sam's product offerings represented approximately 5% of the revenue growth. Approximately 2% of the non-branded revenue growth was due to higher sales volume, which was unfavorably impacted by volume declines in sales to certain contract manufacturing customers and the loss of private brand sandwich cracker revenue from our largest customer driven by their decision to discontinue the product.

Cost of sales increased $87.0 million principally due to the impact of significantly increased ingredient costs, principally flour and vegetable oil of $55.9 million, higher utility rates, principally natural gas of $3.5 million, higher compensation and vacation expense of $2.9 million, increased packaging costs of $2.2 million, manufacturing inefficiencies due to the consolidation of our Canadian facilities and start-up costs related to the acquisition of the Archway facility as well as the impact of increased volume sold.

Gross margin as a percentage of revenue decreased from 41.7% to 37.6%. The decrease in gross margin was the result of the increases in costs as described above, unfavorable product mix due to a higher proportion of non-branded products sales, partially offset by unit price increases for both branded and non-branded products.

Selling, general and administrative expenses increased $14.4 million as compared to 2007. Increased expenses include higher salaries, wages, employee commissions, vacation and incentives of $9.9 million, increased cost to deliver products due to higher gasoline and diesel rates of $3.0 million, and increased depreciation and amortization of $2.0 million due to new sales route trucks, larger and more efficient over-the-road trailers and the implementation of our ERP system. Also, there were increases in information technology software and hardware maintenance costs of $1.6 million, higher third-party brokerage costs of $1.1 million due to increased revenue and $1.1 million of increased costs associated with market research regarding new and existing products as well as other net increases of $0.6 million. Offsetting these increases in expenses were reductions in advertising expenditures of $2.9 million and lower casualty claims costs of $2.0 million.

During 2008, other income consisted primarily of $0.9 million of foreign currency transaction gains due to the favorable impact of exchange rates during the fourth quarter. Conversely, other expense during 2007 was the result of $1.3 million of foreign currency transaction losses from unfavorable exchange rates and write-offs of $1.1 million of previously capitalized information technology that was replaced by the new ERP system.

Net interest expense increased $0.8 million primarily due to higher average debt than 2007 resulting from acquisitions made during 2008, offset slightly by lower weighted average interest rates.

Our effective income tax rate was 34.6% in 2008 as compared to 34.4% in 2007. The increase in the income tax rate was due primarily to unfavorable changes in permanent book-tax differences partially offset by reductions in long-term tax contingencies.

2007 Compared to 2006 (in millions)	**2007**		**2006**		**Favorable/ (Unfavorable)**	
Revenue	$ 762.7	100.0%	$ 730.1	100.0%	$ 32.6	4.5%
Cost of sales	444.5	58.3%	415.6	56.9%	(28.9)	(7.0%)
Gross margin	318.2	41.7%	314.5	43.1%	3.7	1.2%
Selling, general and administrative	277.3	36.4%	283.0	38.8%	5.7	2.0%
Other expense/(income), net	2.4	0.3%	0.2	-	(2.2)	(1,100.0%)
Earnings before interest and taxes	38.5	5.0%	31.3	4.3%	7.2	23.0%
Interest expense, net	2.2	0.3%	3.1	0.4%	0.9	29.0%
Income tax expense	12.5	1.6%	9.8	1.3%	(2.7)	(27.6%)
Net income from continuing operations	23.8	3.1%	18.4	2.5%	5.4	29.3%

Revenue from continuing operations for the year ended December 29, 2007 increased $32.6 million or 4.5% compared to the year ended December 30, 2006. Branded sales represented 63% of total revenue in 2007 as compared to 64% in 2006, and non-branded sales represented 37% of total revenue and 36% of total revenue for 2007 and 2006, respectively. Non-branded sales consists of private brand and contract manufacturing revenue. In 2007, private brand sales represented 27% of total revenue and contract manufacturing sales represented 10% of total revenue. In 2006, private brand sales represented 26% of total revenue and contract manufacturing sales were 10% of total revenue.

Branded revenue increased $13.5 million or 2.9% and non-branded revenue increased $19.1 million or 7.2%. Branded revenue was favorably impacted by double digit sales growth in sales of Lance® home pack sandwich crackers, Cape Cod® potato chips and mid single-digit growth in Tom's® salty snacks, predominantly from sales to grocery/mass merchandisers. This growth was partially offset by double digit declines in up-and-down the street revenue and DSD food service revenue as a result of implementing our DSD distribution strategy to improve profitability by servicing customers with larger drop sizes as well as the discontinuation of certain products related to the Tom's acquisition.

Our DSD system generated approximately 74% of the branded revenue in both 2007 and 2006. The remaining 26% consisted of branded revenue from distributors and direct shipments to customers.

The increase in non-branded revenue was due to increased revenue from existing customers, additional product offerings and unit price increases.

Cost of sales increased $28.9 million principally due to the impact of increased ingredient costs, principally flour and vegetable oil, of $22.4 million and the impact of increased volume sold. These increases in costs were partially offset by improved operational efficiencies.

Gross margin as a percentage of revenue decreased from 43.1% to 41.7%. The decrease in gross margin was the result of the unfavorable impact of ingredient costs and product mix, partially offset by increases in pricing and favorable manufacturing efficiencies.

Selling, general and administrative expenses decreased $5.7 million. This decrease in expenses compared to prior year reflects continued operational efficiency gains due to additional capacity gained by increased trailer capacity as well as continued loading and delivery improvements, efficiencies gained through common third-party carrier agreements across all business locations, reductions in DSD costs due to more efficient stops and improved efficiencies, significantly improved DSD employee retention levels, which reduced required training and recruiting costs, and the completion of the Tom's integration.

Offsetting these reductions were increases in salaries, wages, training and recruiting costs associated with corporate initiatives in 2007, such as the ERP implementation, and increased professional fees due primarily to increased legal fees.

Other expense increased $2.2 million compared to 2006 due to unfavorable impact of foreign currency exchange losses in 2007 and a write-off of previously capitalized information technology that was replaced by the new ERP system.

Interest expense, net, decreased $0.9 million due to higher interest income from invested cash and cash equivalents.

Our effective income tax rate was 34.4% in 2007 as compared to 34.8% in 2006. The decrease in the income tax rate was due primarily to reductions in foreign jurisdiction tax rates.

2006 Compared to 2005 (in millions)	**2006**		**2005**		**Favorable/ (Unfavorable)**	
Revenue	$ 730.1	100.0%	$ 651.4	100.0%	$ 78.7	12.1%
Cost of sales	415.6	56.9%	369.3	56.7%	(46.3)	(12.5%)
Gross margin	314.5	43.1%	282.1	43.3%	32.4	11.5%
Selling, general and administrative	283.0	38.8%	253.7	38.9%	(29.3)	(11.5%)
Other expense/(income), net	0.2	-	(0.1)	-	(0.3)	nm
Earnings before interest and taxes	31.3	4.3%	28.5	4.4%	2.8	9.8%
Interest expense, net	3.1	0.4%	2.0	0.3%	(1.1)	(55.0%)
Income tax expense	9.8	1.3%	9.0	1.4%	(0.8)	(8.9%)
Net income from continuing operations	18.4	2.5%	17.5	2.7%	0.9	5.1%

nm = not meaningful.

Revenue from continuing operations for the fifty-two weeks ended December 30, 2006 increased $78.7 million or 12.1% compared to the fifty-three week period ended December 31, 2005. The additional week in 2005 from continuing operations generated $8.1 million in revenue.

Branded sales represented 64% of total revenue in 2006 as compared to 62% in 2005, and non-branded sales represented 36% of total revenue and 38% of total revenue in 2006 and 2005, respectively. Of the non-branded revenue in 2006, private brand sales represented 26% of total revenue and contract manufacturing was 10% of total revenue. For 2005, private brand sales were 29% of total revenue and contract manufacturing sales were 9% of total revenue.

Branded revenue increased $63.3 million or 15.7% and non-branded revenue increased $15.4 million or 6.2%. The increase in branded revenue was favorably impacted by the Tom's acquisition in late 2005 as well as growth in both Lance® branded sandwich crackers and Cape Cod® potato chips, predominantly from sales to convenience stores and grocery/mass merchandisers. This growth was offset somewhat by declines in DSD food service revenue.

Our DSD system generated approximately 74% of the branded revenue in both 2006 and 2005. The remaining 26% consisted of branded revenue from sales to distributors and direct shipments to customers.

The non-branded revenue increase of $15.4 million included a $13.8 million increase in contract manufacturing revenue and a $1.6 million increase in private brand revenue. The increase in contract manufacturing was favorably impacted by the Tom's acquisition and increased sales to existing customers.

Cost of sales increased 0.2% as a percentage of revenue due to higher ingredient and packaging costs of $10.3 million, increased natural gas costs of $1.8 million and an unfavorable impact of foreign currency of $1.4 million.

Gross margin increased $32.4 million principally due to higher sales volume and improved product pricing, but decreased 0.2% as a percentage of revenue because of the increased costs of goods sold.

Selling, general and administrative expenses increased $29.3 million, which was primarily driven by increased salaries and commission expense due to the Tom's acquisition and integration. As compared to 2005, other increases in selling, general and administrative expenses related to fuel rate increases and higher reimbursed business mileage, higher information technology expenses, utility costs, and relocation costs, higher compensation due to additional employees and additional equity incentive expense, partially due to the adoption of SFAS No. 123R.

Offsetting the increased expenses were approximately $2.5 million of severance costs for the prior CEO recognized in 2005, and reductions in bad debt expense of $1.6 million during 2006.

Interest expense increased $1.1 million as a result of higher average debt levels in 2006 as compared to 2005. Higher debt levels were a result of the Tom's acquisition.

Our effective income tax rate was 34.8% in 2006 as compared to 34.0% in 2005. The increase in the income tax rate was due primarily to a combination of an increase in state income tax expense and reductions in items deductible for income tax purposes but not for financial reporting.

Liquidity and Capital Resources

Liquidity

During the last three years, the principal source of liquidity for our operating needs was provided from operating activities. Cash flow from operating activities, available credit from credit facilities and cash on hand are believed to be sufficient for the foreseeable future to meet obligations, fund capital expenditures, and pay dividends to our stockholders. However, the recent economic downturn, banking industry turmoil, and FDA investigations in our industry may provide certain risks to future performance and sources of liquidity.

Operating Cash Flows

Net cash from operating activities was $54.9 million in 2008, $52.4 million in 2007, and $39.1 million in 2006. Working capital (other than cash and cash equivalents and current portion of long-term debt) increased to $55.7 million at December 27, 2008 from $49.8 million at December 29, 2007 primarily due to higher accounts receivable and inventory, offset somewhat by higher accounts payable and accrued compensation.

Investing Cash Flows

Cash used in investing activities in 2008 included capital expenditures of $39.1 million which was partially offset by proceeds from the sale of fixed assets of $3.0 million. Capital expenditures for fixed assets in 2008 included computer hardware and software, manufacturing equipment, route trucks, handheld computers for field sales representatives, and tractors and trailers. Capital expenditures for 2009 are projected to be between $36 million and $41 million, funded primarily by net cash flow from operating activities, cash on hand, and available credit from credit facilities. On March 14, 2008, we acquired Brent & Sam's, Inc. for approximately $23.9 million, net of cash acquired of $0.2 million. Additionally, on December 8, 2008, we acquired substantially all of the assets of Archway Cookies, LLC for approximately $31.1 million.

Cash used in investing activities in 2007 represented capital expenditures of $39.5 million and a purchase of a noncontrolling equity interest in an organic snack food company for $2.1 million. Proceeds from the sale of fixed assets were $7.3 million.

Cash used in investing activities in 2006 represented capital expenditures of $47.0 million. Proceeds from the sale of fixed assets were $7.3 million.

Financing Cash Flows
During 2008, 2007 and 2006, we paid dividends of $0.64 per share each year totaling $20.1 million, $19.9 million and $19.6 million, respectively. As a result of the exercise of stock options by employees, we received cash and tax benefits of $2.5 million in 2008, $4.7 million in 2007, and $18.1 million in 2006. During 2008 and 2006, proceeds from debt, net of repayments, was $46.2 million and $3.8 million, respectively. During 2008, proceeds from debt were primarily used to fund acquisitions.

We did not repurchase any shares of common stock during 2008 and 2007. In December 2008, the Board of Directors approved the repurchase of up to 100,000 shares of common stock for the purpose of acquiring shares of common stock from employees to cover withholding taxes payable by employees upon the vesting of shares of restricted stock when sales of common stock are not permitted.

Debt
In October 2006, we entered into an unsecured revolving Credit Agreement, terminating and replacing the then existing Second Amended and Restated Credit Agreement and Bridge Credit Agreement. The Credit Agreement allows us to make revolving credit borrowings of up to US$100.0 million and CDN$15.0 million through October 2011. Also under the Credit Agreement, we entered into a $50.0 million term loan due in October 2011. As of December 27, 2008 and December 29, 2007, we had $50.0 million outstanding under the term loan. Debt increased $48.0 million during 2008, primarily to fund the purchases of Brent & Sam's and substantially all the assets of Archway Cookies, LLC. Although no debt repayments are required before 2011, we have classified $7.0 million as short-term borrowings on the consolidated balance sheet ended December 27, 2008, based on our projected cash flows and intentions to repay debt during 2009.

We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. The total amount of these letters of credit was $17.7 million as of December 27, 2008. These letters of credit reduce the total available borrowings under the Credit Agreement. Unused and available borrowings were $46.5 million under the Credit Agreement at December 27, 2008. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the Credit Agreement by up to $50.0 million during the life of the facility.

The Credit Agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.0 and a minimum interest coverage ratio of 2.5. At December 27, 2008, our debt to EBITDA ratio was 1.6, and our interest coverage ratio was 8.7. In addition, our revolving credit agreement restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $125.0 million. At December 27, 2008, our consolidated stockholders' equity was $235.5 million. We were in compliance with these covenants at December 27, 2008. Total interest expense for 2008, 2007 and 2006 was $3.2 million, $2.9 million, and $3.3 million, respectively. During 2008, we capitalized $0.3 million of interest expense into fixed assets as part of our ERP system implementation.

Commitments and Contingencies

We lease certain facilities and equipment classified as operating leases. We also have entered into agreements with suppliers for the purchase of certain ingredients and packaging materials used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. These purchase commitments range in length from a few weeks to twelve months. At the beginning of 2007, we adopted FIN 48 and recorded a gross unrecognized tax benefit associated with uncertain tax positions. Additionally, we provide supplemental retirement benefits to certain retired and active officers.

Contractual obligations as of December 27, 2008 were:

	Payments Due by Period				
(in thousands)	**Total**	**< 1 year**	**1-3 years**	**3-5 years**	**Thereafter**
Purchase commitments for inventory	$ 95,245	$ 95,245	$ -	$ -	$ -
Debt, including interest payable*	108,326	3,605	104,721	-	-
Operating lease obligations	2,562	1,790	544	204	24
Unrecognized tax benefits**	1,052	**	**	**	**
Benefit obligations	1,689	191	250	228	1,020
Total contractual obligations	$ 208,874	$100,831	$105,515	$ 432	$ 1,044

* Variable interest will be paid in future periods based on the outstanding balance at that time. The amounts due include the estimated interest payable on debt instruments through October 2011.

** The timing of payment, if any, for unrecognized tax benefits cannot be estimated. However, we believe that $0.4 million related to an uncertain tax position is reasonably likely to be paid within the next 3 years.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The principal market risks that may adversely impact our results of operations and financial position are changes in raw material and packaging prices, energy and fuel costs, interest rates, foreign exchange rates and credit risks. We selectively use derivative financial instruments to manage these risks. There are no market risk sensitive instruments held for trading purposes.

At times, we may enter into commodity futures and other derivative contracts to manage fluctuations in prices of anticipated purchases of certain raw materials. Our policy is to use these commodity derivative financial instruments only to the extent necessary to manage these exposures. As of December 27, 2008 and December 29, 2007, there were no outstanding commodity futures contracts or other derivative contracts related to raw materials. In order to fix a portion of our ingredient and packaging costs, we have entered into forward purchase agreements with certain suppliers based on market prices, forward price projections, and expected usage levels in order to determine appropriate selling prices for our products. For the year ended December 27, 2008, the increase in commodity costs increased our cost of sales by $55.9 million as compared to 2007.

Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate, Canadian Bankers' Acceptance discount rate, Canadian prime rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable rate debt. In November 2006, we entered into an interest rate swap agreement on $35 million of debt in order to fix the interest rate at 4.99%, plus applicable margin. The applicable margin on December 27, 2008, was 0.50%. The fair value of the interest rate swap liability was $3.3 million and $1.3 million on December 27, 2008 and December 29, 2007, respectively. In July 2008, we entered into an interest rate swap agreement on an additional $15 million of debt in order to fix the interest rate at 3.87%, plus applicable margin. The fair value of the interest rate swap liability was $1.0 million on December 27, 2008. While these swaps fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $0.4 million lower without these swaps during 2008. These swaps are accounted for as cash flow hedges.

At December 27, 2008 and December 29, 2007, we had a $50.0 million term loan. During 2008, we borrowed $48.0 million from our existing revolving credit facility to purchase Brent & Sam's and substantially all the assets of Archway Cookies, LLC. Including the effects of the interest rate swap agreements, the weighted average interest rate for 2008 and 2007 was 3.6% and 5.3%, respectively. A 10% increase in the variable interest rate would not have significantly impacted interest expense during 2008.

We are exposed to credit risks related to our accounts receivable. We perform ongoing credit evaluations of our customers to minimize the potential exposure. As of December 27, 2008 and December 29, 2007, we had allowances for doubtful accounts of $0.9 million and $0.5 million, respectively.

Through the operations of our Canadian subsidiary, there is an exposure to foreign exchange rate fluctuations, primarily between U.S. dollars and Canadian dollars. A majority of the revenue of our Canadian operations is denominated in U.S. dollars and a substantial portion of the operations' costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of forward contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through December 2009. As of December 27, 2008, the fair value of the liability related to the forward contracts as determined by a third party financial institution was $2.1 million.

Due to foreign currency fluctuations during 2008 and 2007, we recorded losses of $13.6 million and gains of $11.5 million, respectively, in other comprehensive income because of the translation of the subsidiary's financial statements into U.S. dollars.

Pre-tax earnings during 2008 were increased by $0.1 million from foreign currency exchange rate fluctuations as compared to 2007. This increase in pre-tax earnings includes the unfavorable effect of forward contracts of $0.6 million in 2008. During 2007, pre-tax earnings were reduced by $2.3 million from foreign currency exchange rate fluctuations compared to 2006. The effect of foreign exchange on earnings is included in both cost of goods sold and other income/loss in the income statement.

During 2008, pre-tax earnings were unfavorably impacted by increases in natural gas prices and fuel costs of $6.5 million as compared to 2007. During 2007, pre-tax earnings were favorably impacted by decreases in natural gas prices and fuel costs of $0.1 million as compared to 2006.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 27, 2008, December 29, 2007, and December 30, 2006
(in thousands, except share and per share data)

	2008	2007	2006
Net sales and other operating revenue	**$ 852,468**	$ 762,736	$ 730,116
Cost of sales	**531,528**	444,487	415,576
Gross margin	**320,940**	318,249	314,540
Selling, general and administrative	**291,680**	277,317	283,006
Other (income)/expense, net	**(854)**	2,390	191
Income from continuing operations before interest and income taxes	**30,114**	38,542	31,343
Interest expense, net	**3,041**	2,222	3,156
Income from continuing operations before income taxes	**27,073**	36,320	28,187
Income tax expense	**9,367**	12,511	9,809
Net income from continuing operations	**17,706**	23,809	18,378
Income from discontinued operations, before income taxes	**-**	44	153
Income tax expense	**-**	15	53
Net income from discontinued operations	**-**	29	100
Net income	**$ 17,706**	$ 23,838	$ 18,478
Basic earnings per share:			
From continuing operations	**$ 0.57**	$ 0.77	$ 0.61
From discontinued operations	**-**	-	-
Basic earnings per share	**$ 0.57**	$ 0.77	$ 0.61
Weighted average shares outstanding – basic	**31,202,000**	30,961,000	30,467,000
Diluted earnings per share:			
From continuing operations	**$ 0.56**	$ 0.76	$ 0.60
From discontinued operations	**-**	-	-
Diluted earnings per share	**$ 0.56**	$ 0.76	$ 0.60
Weighted average shares outstanding - diluted	**31,803,000**	31,373,000	30,844,000

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

LANCE, INC. AND SUBSIDIARIES
December 27, 2008 and December 29, 2007
(in thousands, except share data)

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	**$ 807**	$ 8,647
Accounts receivable	**74,406**	64,081
Inventories	**43,112**	38,659
Deferred income taxes	**9,778**	9,335
Prepaid expenses and other current assets	**12,933**	12,367
Total current assets	**141,036**	133,089
Fixed assets, net	**216,085**	205,075
Goodwill, net	**80,110**	55,956
Other intangible assets, net	**23,966**	13,171
Other assets	**4,949**	5,712
Total assets	**$ 466,146**	$ 413,003
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	**$ 25,939**	$ 21,169
Accrued compensation	**26,312**	20,564
Accrued profit-sharing retirement plan	**5,592**	5,383
Accrual for casualty insurance claims	**5,581**	8,163
Accrued selling costs	**5,162**	4,511
Other payables and accrued liabilities	**15,983**	14,847
Short-term debt	**7,000**	-
Total current liabilities	**91,569**	74,637
Long-term debt	**91,000**	50,000
Deferred income taxes	**31,241**	26,874
Accrual for casualty insurance claims	**8,459**	7,428
Other long-term liabilities	**8,370**	6,967
Total liabilities	**230,639**	165,906
Commitments and contingencies		
Stockholders' equity		
Common stock, 31,522,953 and 31,214,743 shares outstanding, respectively	**26,268**	26,011
Preferred stock, no shares outstanding	**-**	-
Additional paid-in capital	**49,138**	41,430
Retained earnings	**160,938**	163,356
Accumulated other comprehensive income	**(837)**	16,300
Total stockholders' equity	**235,507**	247,097
Total liabilities and stockholders' equity	**$ 466,146**	$ 413,003

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 27, 2008, December 29, 2007, and December 30, 2006
(in thousands, except share data)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2005	29,808,705	$ 24,841	$ 11,380	$ 160,407	$ 5,081	$ 201,709
Comprehensive income:						
Net income				18,478		18,478
Net unrealized losses on derivative instruments, net of $106 tax effect					(193)	(193)
Adoption of SFAS No. 158, net of $167 tax effect					313	313
Foreign currency translation adjustment					27	27
Total comprehensive income						18,625
Cash dividends paid to stockholders				(19,556)		(19,556)
Amortization of nonqualified stock options			1,331			1,331
Equity-based incentive expense previously recognized under a liability plan			634			634
Stock options exercised, including $3,223 tax benefit	1,018,761	850	17,278			18,128
Issuance and amortization of restricted stock, net of cancellations	28,425	23	1,506			1,529
Balance, December 30, 2006	30,855,891	$ 25,714	$ 32,129	$ 159,329	$ 5,228	$ 222,400
Comprehensive income:						
Net income				23,838		23,838
Net unrealized losses on derivative instruments, net of $179 tax effect					(254)	(254)
Actuarial gains recognized in net income, net of $68 tax effect					(142)	(142)
Foreign currency translation adjustment					11,468	11,468
Total comprehensive income						34,910
Cash dividends paid to stockholders				(19,872)		(19,872)
Cumulative adjustment from adoption of FIN 48				61		61
Amortization of nonqualified stock options			1,658			1,658
Equity-based incentive expense previously recognized under a liability plan			316			316
Stock options exercised, including $1,026 tax benefit	270,852	224	4,508			4,732
Issuance and amortization of restricted stock, net of cancellations	88,000	73	2,819			2,892
Balance, December 29, 2007	31,214,743	$ 26,011	$ 41,430	$ 163,356	$ 16,300	$ 247,097
Comprehensive income:						
Net income				**17,706**		**17,706**
Net unrealized losses on derivative instruments, net of $1,923 tax effect					**(3,593)**	**(3,593)**
Actuarial gains recognized in net income, net of $5 tax effect					**9**	**9**
Foreign currency translation adjustment					**(13,553)**	**(13,553)**
Total comprehensive income						**569**
Cash dividends paid to stockholders				**(20,124)**		**(20,124)**
Amortization of nonqualified stock options			**1,124**			**1,124**
Equity-based incentive expense previously recognized under a liability plan	**39,250**	**33**	**876**			**909**
Stock options exercised, including $395 tax benefit	**149,825**	**125**	**2,414**			**2,539**
Issuance and amortization of restricted stock, net of cancellations	**119,135**	**99**	**3,294**			**3,393**
Balance, December 27, 2008	**31,522,953**	**$ 26,268**	**$ 49,138**	**$ 160,938**	**$ (837)**	**$ 235,507**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 27, 2008, December 29, 2007, and December 30, 2006
(in thousands)

	2008	2007	2006
Operating activities:			
Net income	$ 17,706	$ 23,838	$ 18,478
Adjustments to reconcile net income to cash from operating activities:			
Fixed asset depreciation and intangible amortization	32,217	29,307	26,897
Equity-based incentive compensation expense	5,967	3,294	4,896
(Gain)/loss on sale of fixed assets, net	(339)	818	591
Deferred income taxes	6,275	(419)	1,182
LIFO reserve adjustment	1,715	1,412	(1,083)
Provisions for doubtful accounts	763	(166)	(838)
Changes in assets and liabilities, excluding business acquisitions, and foreign currency translation adjustments:			
Accounts receivable	(10,635)	(1,551)	(1,845)
Inventory	(4,762)	(2,806)	1,329
Other current assets	(970)	(1,776)	1,695
Accounts payable	4,724	2,620	(2,108)
Other accrued liabilities	2,150	(2,727)	(6,740)
Other noncurrent assets	952	828	(963)
Other noncurrent liabilities	(853)	(322)	(2,394)
Net cash flow from operating activities	54,910	52,350	39,097
Investing activities:			
Purchases of fixed assets	(39,064)	(39,476)	(46,965)
Business acquisitions, net of cash acquired	(54,984)	-	-
Purchase of investment	(190)	(2,090)	-
Proceeds from sale of fixed assets	2,958	7,277	7,340
Net cash used in investing activities	(91,280)	(34,289)	(39,625)
Financing activities:			
Dividends paid	(20,124)	(19,872)	(19,556)
Issuances of common stock under employee stock plans	2,539	4,732	18,128
Net repayments of previous revolving credit agreement	-	-	(46,238)
Net proceeds from long-term debt	48,435	-	50,000
Repayments of long-term debt from business acquisitions	(2,239)	-	-
Net cash (used in)/from financing activities	28,611	(15,140)	2,334
Effect of exchange rate changes on cash	(81)	222	155
Increase (decrease) in cash and cash equivalents	(7,840)	3,143	1,961
Cash and cash equivalents at beginning of fiscal year	8,647	5,504	3,543
Cash and cash equivalents at end of fiscal year	$ 807	$ 8,647	$ 5,504
Supplemental information:			
Cash paid for income taxes, net of refunds of $209, $211, and $165, respectively	$ 2,145	$ 12,594	$ 6,679
Cash paid for interest	$ 3,231	$ 2,878	$ 3,471

See Notes to Consolidated Financial Statements.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
We manufacture, market and distribute a variety of snack food products. We manufacture products including sandwich crackers and cookies, potato chips, crackers, cookies, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy, restaurant style crackers and salty snacks for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell branded and non-branded products. Our non-branded products consist of private brand and contract manufacturing for third-parties. Our branded products are principally sold under the Lance®, Cape Cod® and Tom's® brands. Private brand products are sold to retailers and distributors using store brands or Lance control brands. Contract manufacturing products are produced for other branded manufacturers.

Our corporate offices are located in Charlotte, North Carolina. We have manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Little Rock, Arkansas; Ashland, Ohio; Cambridge, Ontario and Guelph, Ontario.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Lance, Inc. and subsidiaries. All intercompany transactions and balances have been eliminated.

Reclassifications
Certain prior year amounts shown in the consolidated financial statements have been reclassified for consistent presentation. These reclassifications had no impact on net income, financial position, or cash flows.

Revenue Recognition
Revenue for products sold through our direct-store-delivery (DSD) system is recognized when the product is delivered to the retailer. Our sales representative creates the invoice at time of delivery using a handheld computer. The invoice is transmitted electronically each day and sales revenue is recognized. Customers purchasing products through the DSD system have the right to return product if it is not sold by the expiration date on the product label. We have recorded an estimated allowance for product that may be returned as a reduction to revenue. We estimate the number of days until product is sold through the customer's location and the percent of sales returns using historical information. This information is reviewed on a quarterly basis for significant changes and updated no less than annually.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses.

Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue and an accrued liability at the time the sale is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrual is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liability is monitored throughout the time period covered by the coupon or promotion.

Fiscal Year
Our fiscal year ends on the last Saturday of December. While most of our fiscal years are 52 weeks, some may be 53 weeks. The fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006 were 52 weeks.

Use of Estimates
Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include customer returns and promotions, allowances for doubtful accounts, inventories, useful lives of fixed assets, hedge transactions, supplemental retirement benefits, intangible assets, incentive compensation, income taxes, insurance, postretirement benefits, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts
Amounts for bad debt expense are recorded in selling, general and administrative expenses on the consolidated statements of income. The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivables. We record a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions. The recent instability in the U.S. economy may weaken the ability of our customers to perform under contractual obligations or in the normal course of business, which may expose us to additional bad debt expense related to bankruptcies among our customers.

Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, receivables, accounts payable, derivative instruments and long-term debt approximate their fair values.

Cash and Cash Equivalents
We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
The principal raw materials used in the manufacturing of our snack food products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese and seasonings. The principal supplies used are flexible film, cartons, trays, boxes and bags. Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out method (LIFO) for approximately 44% and 36% of inventories as of December 27, 2008, and December 29, 2007, respectively. The first-in, first-out method (FIFO) is used for all other inventories.

We may enter into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. As of December 27, 2008, and December 29, 2007, we had no outstanding commodity futures contracts or other derivative contracts related to raw materials.

Fixed Assets
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of long-term depreciable assets. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. The following table summarizes the majority of our estimated useful lives of long-term depreciable assets:

	Useful Life
Buildings and building improvements	10-45 years
Land improvements	10-15 years
Machinery, equipment and computer systems	3-20 years
Furniture and fixtures	3-12 years
Trucks and automobiles	3-10 years

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets
We are required to evaluate and determine our reporting units for purposes of performing the annual impairment analysis of goodwill. During 2007, we changed the way the organization is internally reported to management in order to focus on a centralized view of the overall operating performance. In previous years, our internal reporting view was more focused on separate business units. While this did not have external reporting impact, it did change the level at which our goodwill impairment analysis is performed from a business unit level to the consolidated entity level.

The annual impairment analysis of goodwill and other indefinite-lived intangible assets also requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

The analysis of goodwill and other indefinite-lived intangible assets as of December 27, 2008 assumes combined average annual revenue growth of approximately 3.5% during the valuation period. We also use a combination of internal and external data to develop the weighted-average cost of capital. Significant investments in fixed assets and working capital to support this growth are estimated and factored into the analysis. If the forecasted revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with the excess fair value over carrying value, changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

Amortizable intangible assets are amortized using the straight-line method over their useful lives, which is the estimated period over which economic benefits are expected to be provided. Intangible assets with indefinite lives are not amortized, but are tested for impairment on an annual basis.

Income Taxes
Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established in accordance with FIN 48 when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred U.S. income taxes are not provided on undistributed earnings of our foreign subsidiary since we have no plans to repatriate the earnings. We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage.

Self-Insurance Reserves
We maintain reserves for the self-funded portions of employee medical insurance and for postretirement healthcare benefits. In addition, we maintain insurance reserves for the self-funded portions of workers' compensation, auto, product and general liability insurance. Self-insured accruals are based on claims filed and estimated claims incurred but not reported. Workers' compensation, automobile and general liability costs are covered by standby letters of credit with our claims administrators.

We have a defined benefit healthcare plan that currently provides medical insurance benefits for certain retirees and their spouses to age 65. The plan was amended in 2001, and we began the phase out of the postretirement healthcare plan. The postretirement healthcare plan will be phased-out completely by 2011. We evaluate input from a third-party actuary in the estimation of the postretirement healthcare plan obligation on an annual basis. This obligation requires assumptions regarding participation, healthcare cost trends, employee contributions, turnover, mortality and discount rates.

For casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to $0.5 million. In addition, general and product liability claims are self-funded for individual losses up to $0.1 million. We evaluate input from a third-party actuary to assist in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. Consistent with prior periods, the 75th percentile of this range represents our best estimate of the ultimate outstanding casualty liability. We used a 4.5% discount rate on the estimated claims liability in 2008 and 2007 based on projected investment returns over the estimated future payout period. Claims in excess of the self-insured levels, which vary by type of insurance, are fully insured up to $100 million per individual claim.

Derivative Financial Instruments
We are exposed to certain market, commodity and interest rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. We do not use derivatives for trading purposes.

Earnings Per Share
Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are calculated by including all dilutive common shares such as stock options and restricted stock. Dilutive potential shares were 601,000 in 2008, 412,000 in 2007, and 377,000 in 2006. Anti-dilutive shares are excluded from the dilutive earnings calculation. There were 233,000 anti-dilutive shares in 2008, 15,000 in 2007, and none in 2006. No adjustment to reported net income is required when computing diluted earnings per share.

Advertising and Consumer Promotion Costs
We promote our products with certain marketing activities, including advertising, consumer incentives and trade promotions. All advertising costs are expensed as incurred. Consumer incentive and trade promotions are recorded as expense based on amounts estimated as being due to customers and consumers at the end of the period, based principally on our historical utilization and redemption rates. Advertising costs included in selling, general and administrative expenses on the consolidated statements of income were $1.1 million, $4.0 million, and $4.4 million during 2008, 2007, and 2006, respectively.

Shipping and Handling Costs
We do not bill customers separately for shipping and handling of product. These costs are included as part of selling, general and administrative expenses on the consolidated statements of income. For the years ended December 27, 2008, December 29, 2007, and December 30, 2006, shipping and handling costs were $67.0 million, $62.5 million, and $68.9 million, respectively.

Concentration of Credit Risk
Sales to our largest customer, Wal-Mart Stores, Inc., were approximately 20% of revenues in 2008, 20% in 2007, and 18% in 2006. Accounts receivable at December 27, 2008, and December 29, 2007, included receivables from Wal-Mart Stores, Inc. totaling $18.0 million and $14.7 million, respectively.

Vacation Policy Change
During 2008, we modified our vacation policy to be more competitive and ensure consistency at all facilities. This policy change generally allows employees to earn more vacation with fewer years of service. Since our policy allows employees with more than 1 year of service to vest in all of their vacation as of the beginning of the year, we recorded a pre-tax charge of $1.2 million when this modification was made during the fourth quarter of 2008.

New Accounting Standards
In June 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109*" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes.*" This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 was adopted at the beginning of 2007. The $0.1 million cumulative effect of applying FIN 48 was reported as an increase to the opening balance of retained earnings. Additionally, we reclassified a $1.8 million net liability for unrecognized tax benefits for uncertain tax positions from other payables and accrued liabilities to other long-term liabilities during the first quarter of 2007. The additional disclosures required by FIN 48 have been included in the accompanying notes to the audited consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for Lance in 2008, but does not have any impact on the comparability of our financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115.*" SFAS No. 159 permits entities to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. The FASB issued SFAS No. 159 to mitigate earnings volatility that arises when financial assets and liabilities are measured differently, and to expand the use of fair value measurement for financial instruments. SFAS No. 159 is effective for Lance beginning in 2008, but does not have any impact on the comparability of our financial condition, results of operations or cash flows.

During December 2007, the FASB replaced SFAS No. 141, "*Business Combinations.*" SFAS No. 141R changes the way companies account for business combinations by requiring certain acquisition-related costs to be expensed. This Statement also requires more assets and liabilities to be recorded at fair value as of the acquisition date. SFAS No. 141R is effective for Lance beginning in 2009. The impact of this Statement on potential future acquisitions cannot be determined until the transactions occur.

Also during December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*." Under SFAS No. 160, noncontrolling interests in consolidated subsidiaries are required to be initially measured at fair value and classified as a component of equity. SFAS No. 160 is effective for Lance beginning in 2009. This Statement is not expected to have a significant impact on our financial condition, results of operations or cash flows because all of our consolidated subsidiaries are wholly-owned.

In March 2008, the FASB issued SFAS No. 161 "*Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*," which enhances the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) the location and amounts of derivative instruments in an entity's financial statements, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in SFAS No. 161 is effective for Lance beginning in 2009.

NOTE 2. DISCONTINUED OPERATIONS

During 2006, we analyzed the different areas of our business and determined that our vending operations were becoming increasingly less competitive in the marketplace. Near the end of 2006, we committed to a plan to discontinue our vending operations and sell all remaining vending machines and related assets. A plan was designed to identify potential buyers and dispose of substantially all of the vending assets by the end of the third quarter of 2007.

Revenue and pre-tax income related to the discontinued vending operations is as follows:

(in thousands)	2008	2007	2006
Revenue	**$ -**	**$ 5,224**	$ 17,833
Pre-tax income	**$ -**	**$ 44**	$ 153

NOTE 3. ACQUISITIONS & INVESTMENTS

On March 14, 2008, we acquired 100% of the outstanding common stock of Brent & Sam's, Inc. Brent & Sam's is a producer of private brand premium gourmet cookies with operations in Little Rock, Arkansas. This acquisition enhances our product portfolio and extends our product offering into the premium private brand category. We paid approximately $23.9 million to acquire Brent & Sam's, net of cash acquired of $0.2 million, mostly funded from borrowings under our existing Credit Agreement. Since the acquisition date, we have repaid all of the $2.2 million assumed debt. The post-acquisition results of operations of Brent & Sam's, which primarily consists of a bakery facility in North Little Rock, Arkansas, are included in the 2008 consolidated statement of income.

On December 8, 2008, we acquired substantially all of the assets of Archway Cookies, LLC. Archway is a premium soft cookie brand and complements our existing product portfolio. The acquired bakery in Ashland, Ohio, also provides increased capacity to support volume growth in production of our existing private brands portfolio of products. We paid approximately $31.1 million, including direct acquisition costs, to acquire the Archway assets, which were predominately funded from borrowings under our existing Credit Agreement. The post-acquisition results of operations related to these assets are included in the 2008 consolidated statement of income.

We purchased a non-controlling equity interest in an organic snack food company, Late July Snacks LLC, for $2.1 million in 2007. During 2008, we invested an additional $0.2 million into Late July. This investment has been reflected in other assets on the consolidated balance sheet. During 2008 and 2007, the equity method losses were $0.2 million and $0.1 million, respectively, and have been recorded in other expense on the consolidated statements of income. We also manufacture products for Late July. As of December 27, 2008, and December 29, 2007, accounts receivable due from Late July totaled $0.4 million and $0.6 million, respectively.

NOTE 4. INVENTORIES

Inventories at December 27, 2008 and December 29, 2007 consisted of the following:

(in thousands)	**2008**	2007
Finished goods	**$ 23,227**	$ 21,910
Raw materials	**11,556**	7,701
Supplies, etc.	**15,293**	14,297
Total inventories at FIFO cost	**50,076**	43,908
Less: adjustment to reduce FIFO cost to LIFO cost	**(6,964)**	(5,249)
Total inventories	**$ 43,112**	$ 38,659

The increase in inventory during 2008 was primarily due to higher inventory costs and $2.0 million of additional inventory from business acquisitions.

During 2008 and 2007, we recorded adjustments to the LIFO reserve of $1.7 million and $1.4 million, respectively, due to higher costs and inventory quantities on hand.

NOTE 5. FIXED ASSETS

Fixed assets at December 27, 2008 and December 29, 2007 consisted of the following:

(in thousands)	**2008**	2007
Land and land improvements	**$ 15,209**	$ 14,670
Buildings and building improvements	**87,067**	84,118
Machinery, equipment and computer systems	**305,007**	287,821
Trucks and automobiles	**61,967**	59,490
Furniture and fixtures	**2,334**	2,304
Construction in progress	**12,341**	10,909
	483,925	459,312
Accumulated depreciation and amortization	**(267,456)**	(253,732)
	$ 216,469	$ 205,580
Assets held for sale	**(384)**	(505)
Fixed assets, net	**$ 216,085**	$ 205,075

The increase in fixed assets during 2008 was primarily due to purchases of fixed assets for existing facilities and $11.0 million from business acquisitions.

Depreciation expense related to fixed assets was $32.0 million during 2008, $29.3 million during 2007, and $26.8 million during 2006.

During 2008, we capitalized $0.3 million of interest expense into fixed assets as part of our ERP system implementation.

There are two facilities in Canada that accounted for $17.5 million and $24.2 million of the total net fixed assets in 2008 and 2007, respectively.

At December 27, 2008, and December 29, 2007, assets held for sale consisted of land and buildings related to certain properties in Columbus, Georgia.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal year ended December 27, 2008, are as follows:

(in thousands)	Carrying Amount
Balance as of December 29, 2007	$ 55,956
Business acquisitions	32,722
Changes in foreign currency exchange rates	(8,568)
Balance as of December 27, 2008	$ 80,110

As of December 27, 2008 and December 29, 2007, acquired intangible assets consisted of the following:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 27, 2008:			
Customer relationships - amortized	**$ 4,678**	**$ (315)**	**$ 4,363**
Non-compete agreement - amortized	**500**	**$ -**	**500**
Trademarks - unamortized	**19,103**	**-**	**19,103**
Total other intangible assets as of December 27, 2008	**$ 24,281**	**$ (315)**	**$ 23,966**
As of December 29, 2007:			
Customer relationships - amortized	$ 378	$ (82)	$ 296
Trademarks - unamortized	12,875	-	12,875
Total other intangible assets as of December 29, 2007	$ 13,253	$ (82)	$ 13,171

During 2008, we added approximately $11.0 million of intangible assets from business acquisitions.

The intangible assets related to customer relationships are being amortized over a weighted average useful life of 14 years and will be amortized through 2023. Amortization expense related to intangibles was less than $0.3 million for the year ended December 27, 2008. For each of the years ended December 29, 2007, and December 30, 2006, intangible amortization expense was less than $0.1 million. We estimate that annual amortization expense for intangible assets related to customer relationships to be less than $0.4 million for each of the next five years.

The non-compete agreement relates to the acquisition of Brent & Sam's and will be amortized over the two-year period following the expiration of an employment agreement.

The trademarks are deemed to have an indefinite useful life because they are expected to generate cash flows indefinitely. Therefore, the trademarks are not amortized.

NOTE 7. LONG-TERM DEBT

At December 27, 2008 and December 29, 2007, we had the following debt outstanding:

(in thousands)	**2008**	2007
Unsecured U.S. term loan due October 2011, interest payable based on the 30-day LIBOR, plus applicable margin of 0.50% (1.94% at December 27, 2008, including applicable margin)	**$ 50,000**	$ 50,000
Unsecured U.S. Dollar-denominated revolving credit facility, interest payable based on the weighted-average 30-day LIBOR, plus applicable margin of 0.40% (1.94% at December 27, 2008, including applicable margin)	**48,000**	-
Unsecured Canadian Dollar - denominated revolving credit facility, interest payable based on Canadian Bankers' Acceptance discount rate or Canadian Prime rate, plus the applicable margin and an additional 0.13% fee	**-**	-
Total Debt	**98,000**	50,000
Less current portion of long-term debt	**(7,000)**	-
Total long-term debt	**$ 91,000**	$ 50,000

During 2008, the increase in debt was primarily used to fund acquisitions.

The applicable margin is determined by certain financial ratios. The Credit Agreement also requires us to pay a facility fee on the entire US$100.0 million and CDN$15.0 million revolvers ranging from 0.07% to 0.13% based on certain financial ratios. Although no debt repayments are required before 2011, we classified $7.0 million as short-term borrowings on the consolidated balance sheet ended December 27, 2008, based on our projected cash flows for 2009. Including the effect of interest rate swap agreements, the weighted average interest rate for 2008 and 2007 was 3.6% and 5.3%, respectively. See Note 8, Derivatives, for further information.

The carrying value of all long-term debt approximates fair value. At December 27, 2008 and December 29, 2007, we had available $46.5 million and $95.0 million, respectively, of unused credit facilities. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the Credit Agreement by up to $50.0 million during the life of the facility.

The Credit Agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.0 and a minimum interest coverage ratio of 2.5. At December 27, 2008, our debt to EBITDA ratio was 1.6, and our interest coverage ratio was 8.7. In addition, our revolving credit agreement restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $125.0 million. At December 27, 2008, our consolidated stockholders' equity was $235.5 million. We were in compliance with these covenants at December 27, 2008. Total interest expense for 2008, 2007 and 2006 was $3.2 million, $2.9 million, and $3.3 million, respectively. During 2008, we capitalized $0.3 million of interest expense into fixed assets as part of our ERP system implementation.

NOTE 8. DERIVATIVE INSTRUMENTS

Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate, Canadian Bankers' Acceptance discount rate, Canadian prime rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable rate debt. In November 2006, we entered into an interest rate swap agreement on $35 million of debt in order to fix the interest rate at 4.99%, plus applicable margin. The applicable margin on December 27, 2008, was 0.50%. The fair value of the interest rate swap liability was $3.3 million and $1.3 million on December 27, 2008 and December 29, 2007, respectively. In July 2008, we entered into an interest rate swap agreement on an additional $15 million of debt in order to fix the interest rate at 3.87%, plus applicable margin. The fair value of the interest rate swap liability was $1.0 million on December 27, 2008. While these swaps fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $0.4 million lower without these swaps during 2008. These swaps are accounted for as cash flow hedges.

NOTE 9. INCOME TAXES

Income tax expense (benefit) consists of the following:

(in thousands)	**2008**	2007	2006
Current:			
Federal	**$ 3,140**	$ 11,744	$ 8,517
State and other	**240**	888	671
Foreign	**102**	(52)	(523)
	3,482	12,580	8,665
Deferred:			
Federal	**5,860**	560	838
State and other	**720**	240	112
Foreign	**(695)**	(854)	247
	5,885	(54)	1,197
Total income tax expense	**$ 9,367**	$ 12,526	$ 9,862

A reconciliation of the federal income tax rate to our effective income tax rate for the years ended December 27, 2008, December 29, 2007, and December 30, 2006 follows:

	2008	2007	2006
Statutory income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**1.3**	1.7	2.0
Net favorable foreign income taxes as a result of tax adjustments and tax rate differences	**(1.0)**	(1.3)	(2.5)
Changes in deferred taxes for effective state rate changes	**(0.1)**	0.2	(0.1)
Miscellaneous items, net	**(0.6)**	(1.2)	0.4
Effective income tax rate	**34.6%**	34.4%	34.8%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 27, 2008 and December 29, 2007, are presented below:

(in thousands)	**2008**	2007
Deferred tax assets:		
Reserves for employee compensation, deductible when paid for income tax purposes, accrued for financial reporting purposes	**$ 7,739**	$ 5,916
Reserves for insurance claims, deductible when paid for income tax purposes, accrued for financial reporting purposes	**4,620**	5,488
Other reserves, deductible when paid for income tax purposes, accrued for financial reporting purposes	**1,884**	2,639
Unrealized losses, deductible when realized for income tax purposes, included in other comprehensive income	**2,244**	278
Inventories, principally due to additional costs capitalized for income tax purposes	**1,523**	1,764
Net state and foreign operating loss and tax credit carryforwards	**702**	1,182
Total gross deferred tax assets	**18,712**	17,267
Less valuation allowance	**(199)**	(224)
Net deferred tax assets	**18,513**	17,043
Deferred tax liabilities:		
Fixed assets, principally due to differences in depreciation, net of impairment reserves	**(35,155)**	(30,089)
Trademark amortization	**(2,887)**	(2,905)
Unrealized gains includible when realized for income tax purposes, included in other comprehensive income	**(104)**	(98)
Prepaid expenses and other costs deductible for tax, amortized for financial statement purposes.	**(1,830)**	(1,490)
Total gross deferred tax liabilities	**(39,976)**	(34,582)
Total net deferred tax liabilities	**$ (21,463)**	$ (17,539)

In 2008 and 2007, the valuation allowance on deferred tax assets related to a state net operating loss carryforward, which management did not believe would be fully utilized due to the limited nature of our activities in that state.

Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate.

Unrecognized tax benefits for uncertain tax positions are recorded in accordance with Financial Accounting Standards Board Interpretation No. 48 (FIN 48). We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

As of December 27, 2008, we have recorded gross unrecognized tax benefits totaling $1.1 million and related interest and penalties of $0.3 million in other long-term liabilities on the consolidated balance sheet. Of this total amount, $1.1 million would affect the effective tax rate if subsequently recognized. We expect that certain income tax audits will be settled and various tax authorities' statutes of limitations will expire during the next twelve months resulting in a potential $0.6 million reduction of the unrecognized tax benefit amount. We classify interest and penalties associated with income tax positions within income tax expense. During 2008, $0.1 million of interest and penalties related to unrecognized tax benefits were recorded in income tax expense.

We have open years for income tax audit purposes in our major taxing jurisdictions according to statutes as follows:

Jurisdiction	Open Years
US federal	2005 and forward
Canada federal	2004 and forward
Ontario provincial	2003 and forward
Massachusetts	2001 and forward
North Carolina	2005 and forward
Iowa	2005 and forward

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

(in thousands)	2008
Balance at December 30, 2007 (first day of fiscal 2008)	$ 1,499
Additions for tax positions taken during the current period	**89**
Reductions resulting from a lapse of the statute of limitations	**(536)**
Balance at December 27, 2008	**$ 1,052**

NOTE 10. POSTRETIREMENT BENEFITS PLANS

In 2001, we began the phase out of our unfunded postretirement healthcare plan. This plan currently provides postretirement medical benefits for certain retirees who were age 55 or older on June 30, 2001 and their spouses for medical coverage between the ages of 60 and 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select. The postretirement healthcare plan will be phased-out completely in 2011. As of December 27, 2008, there were 12 participants in the postretirement healthcare plan. The total liability recorded was less than $0.1 million at December 27, 2008.

We also have a defined contribution retirement plan (known as the Lance, Inc. Profit-Sharing "PSR" and 401(k) Retirement Saving Plan) that covers substantially all of our employees. The PSR plan provides contributions equal to 3.25% of qualified employee wages if an employee has less than ten years of service, and 3.5% of qualified wages if over ten years of service. The 401(k) plan provides a 50% match of the first 5% of employee contributions not to exceed 2.5% of the employee's qualified wages. Total expenses for these employee retirement plans were $8.0 million, $7.6 million and $7.3 million, in 2008, 2007 and 2006, respectively.

Additionally, we provide supplemental retirement benefits to certain retired and active key officers. The discounted liability recorded in other long-term liabilities on the consolidated balance sheets was $1.0 million and $1.1 million at December 27, 2008, and December 29, 2007.

NOTE 11. EQUITY BASED INCENTIVE COMPENSATION

Total equity-based incentive expense recorded in the consolidated statements of income was $6.0 million, $3.3 million, and $4.9 million for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, respectively.

Key Employee Incentive Plans

As of December 27, 2008, there were approximately 1.3 million securities available for future issuance under the 2007 Key Employee Incentive Plan. This Plan provided for a maximum of 1.8 million new securities to be issued to key employees as defined in the plan. The plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock and performance shares, and expires in April 2013. The plan also authorizes other awards denominated in monetary units or shares of common stock payable in cash or shares of common stock. At December 27, 2008, there were no SARs outstanding. In April 2008, the 2003 Key Employee Stock Plan (the 2003 Plan) expired and there are no securities available for future issuance from this plan.

Long-term Incentive Plans

Long-term incentive plans are accounted for as liability share-based payment plans. Once certain performance and time-based measures are attained, the related liabilities are converted into equity instruments. As of December 27, 2008, and December 29, 2007, liabilities for long-term incentive plans were $1.5 million and $1.4 million, respectively.

Employee Stock Options

As of December 27, 2008, there was $1.8 million of total unrecognized compensation expense related to outstanding stock options. This cost is expected to be recognized, consistent with vesting on a straight-line basis over a weighted-average period of 2.0 years. Cash received from option exercises during 2008, 2007 and 2006 was $2.1 million, $3.7 million and $14.9 million, respectively. The cash tax windfall benefit realized for the tax deductions from option exercises was $0.4 million, $1.0 million and $3.2 million, respectively, during 2008, 2007, and 2006. The total intrinsic value of stock options exercised during 2008, 2007, and 2006 was $1.0 million, $2.7 million, and $8.6 million, respectively.

Stock options become exercisable in periods ranging from immediately to five years after the grant date. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $7.65 to $24.00 per share for the outstanding options as of December 27, 2008. The weighted average exercise price of exercisable options was $16.26 as of December 27, 2008.

	Options Outstanding	Outstanding Weighted Average Exercise Price	Options Exercisable
Balance at December 29, 2007	1,213,090	$ 16.91	657,024
Granted	**490,305**	**16.89**	
Exercised	**(133,825)**	**14.47**	
Expired/Forfeited	**(42,000)**	**20.98**	
Balance at December 27, 2008	**1,527,570**	**$ 17.01**	**1,197,627**
Weighted average contractual term	**6.3 years**		**5.9 years**
Aggregate intrinsic value	**$7.7 million**		**$6.9 million**

The following assumptions were used to determine the weighted average fair value of options granted during the years ended December 27, 2008, December 29, 2007 and December 30, 2006:

	2008	2007	2006
Assumptions used in Black Scholes pricing model:			
Expected dividend yield	**3.79%**	3.13%	3.21%
Risk-free interest rate	**2.71%**	4.23%	4.54%
Weighted average expected life (simplified method)	**4.8 years**	5.0 years	6.5 years
Expected volatility	**26.76%**	29.47%	31.20%
Weighted average fair value per share of options granted	**$ 3.00**	$ 4.56	$ 5.50

Employee Restricted Stock and Restricted Stock Unit Awards

As of December 27, 2008, there was $5.0 million of total unrecognized compensation expense related to outstanding restricted stock awards. This cost is expected to be recognized, consistent with vesting on a straight-line basis over a weighted-average period of 1.8 years.

During 2005, we awarded 300,000 restricted stock units, half of which would be settled in common stock shares and half of which would be settled in cash. During 2006, the Compensation Committee of the Board of Directors approved an amendment that re-designated the 150,000 units that were to be settled in cash to units settled in stock for our Chief Executive Officer. Pursuant to SFAS No. 123R, these restricted units are classified as equity as opposed to a liability. Accordingly, there was an increase to additional paid-in capital of $0.6 million with an offsetting reduction in other long-term liabilities during 2006. Compensation costs associated with the restricted stock units that are settled in common stock shares are amortized over the vesting period through May 2010.

During 2006, the Compensation Committee of the Board of Directors approved the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, which included performance equity units to be paid in common stock to key employees in 2011. All shares issued under the Five-Year Performance Equity Plan were awarded under the 2003 Plan. The number of awards ultimately issued under this plan is contingent upon our relative stock price compared to the Russell 2000 Index and can range from zero to 100% of the awards granted. The fair value of the award was calculated using the Monte Carlo valuation method. This method estimates the probability of the potential payouts using the historical volatility of our common stock compared to the Russell 2000 Index. Included in our assumptions was a risk-free interest rate of 4.53%, expected volatility of 35.08%, and an expected dividend rate of 2.8%. Based on these assumptions, a discount rate of 33.4% was applied to the market value on the grant date. Compensation costs associated with the restricted stock units are amortized over the vesting period through the end of 2010.

	Restricted Stock and Restricted Unit Awards Outstanding	Weighted Average Grant Date Fair Value
Balance at December 29, 2007	722,800	$ 17.68
Granted	**151,473**	**16.70**
Exercised	**(61,301)**	**18.41**
Expired/Forfeited	**(27,021)**	**14.89**
Balance at December 27, 2008	**785,951**	**$ 17.53**

The deferred portion of these restricted shares is included in the consolidated balance sheet as additional paid-in capital. The weighted average grant date fair value for awards granted during 2007 and 2006 was $17.78 and $14.91, respectively.

Non-Employee Director Stock Option Plan
In 1995, we adopted a Nonqualified Stock Option Plan for Non-Employee Director (Director Plan). The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. The options under this plan vest on the first anniversary of the date of grant. Options granted under the Director Plan expire ten years from the date of grant. After December 28, 2002, there were no awards made under this plan. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $10.50 to $15.88 per share. There were 64,000 options outstanding at December 27, 2008. At December 27, 2008, the weighted average remaining contractual term was 1.8 years, and the aggregate intrinsic value was $0.6 million.

	Options Outstanding	Weighted Average Exercise Price	Options Exercisable
Balance at December 29, 2007	98,500	$ 14.60	98,500
Granted	-	-	
Exercised	**(16,000)**	**12.98**	
Expired/Forfeited	**(18,500)**	**21.63**	
Balance at December 27, 2008	**64,000**	**$ 12.98**	**64,000**

Non-Employee Director Restricted Stock Awards
In 2008, we adopted the Lance, Inc. 2008 Director Stock Plan ("2008 Director Plan"). With the adoption of the 2008 Director Plan, no further awards will be made under the 2003 Director Plan that expired in April 2008. The 2008 Director Plan is intended to attract and retain persons of exceptional ability to serve as Directors and to further align the interests of Directors and stockholders in enhancing the value of our common stock and to encourage such Directors to remain with and to devote their best efforts to the company. The Board of Directors reserved 200,000 shares of common stock for issuance under the 2008 Director Plan. This number is subject to adjustment in the event of stock dividends and splits, recapitalizations and similar transactions. The 2008 Director Plan is administered by the Board of Directors and expires in April 2013. As of December 27, 2008, there were 184,000 shares available for future issuance under the 2008 Director Plan.

In 2008, we awarded 16,000 shares of common stock to our directors, subject to certain vesting restrictions. During 2007 and 2006, we awarded 9,000 shares of common stock to our directors with a grant date fair value of $23.23 and $24.85, respectively. At December 27, 2008, there were 16,000 unvested restricted shares outstanding with a remaining contractual term of four months and a grant date fair value of $20.36. Compensation costs associated with these restricted shares are amortized over the vesting period, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the consolidated balance sheet as additional paid-in capital.

Employee Stock Purchase Plan
We have an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and company contributions. The plan provides for us to contribute an amount equal to 10% of the employees' contributions, and up to 25% for certain employees who are not executive officers. We contributed less than $0.1 million to the employee stock purchase plan during each of 2008, 2007 and 2006.

NOTE 12. OTHER COMMITMENTS AND CONTINGENCIES

We have entered into contractual agreements providing severance benefits to certain key employees in the event of a change in control. Commitments not previously accrued for under these agreements totaled $23.7 million at December 27, 2008.

We have entered into contractual agreements providing severance benefits to certain key employees in the event of termination without cause. Commitments under these agreements not previously accrued for were $9.0 million as of December 27, 2008. The maximum aggregate commitment for both the change in control and severance agreements as of December 27, 2008 was $25.6 million.

We lease certain facilities and equipment under contracts classified as operating leases. Rental expense was $5.3 million in 2008, $6.2 million in 2007, and $6.6 million in 2006. Future minimum lease commitments for operating leases at December 27, 2008 were as follows:

(in thousands)	Amount
2009	$ 1,790
2010	339
2011	205
2012	118
2013	86
Thereafter	24
Total operating lease commitments	$ 2,562

We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. These letters of credit amounted to $17.7 million as of December 27, 2008.

We entered into agreements with suppliers for certain ingredients and packaging materials used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. As of December 27, 2008, outstanding purchase commitments for inventory items totaled $95.2 million. These commitments range in length from a few weeks to 12 months.

In addition, we are subject to routine litigation and claims incidental to our business. In our opinion, such routine litigation and claims should not have a material adverse effect upon our consolidated financial statements taken as a whole.

NOTE 13. STOCKHOLDERS' EQUITY

Capital Stock

Our Restated Charter, as amended, authorizes 75,000,000 shares of common stock with a par value of $0.83-1/3 to be issued in such series and with such preferences, limitations and relative rights as the Board of Directors may determine from time to time. There were 31,522,953 and 31,214,743 shares of common stock outstanding at December 27, 2008, and December 29, 2007, respectively. There were no preferred shares outstanding.

Stockholder Rights Plan

On July 14, 1998, our Board of Directors adopted a Preferred Shares Rights Agreement (Rights Agreement), designed to protect all of our stockholders and ensure that they receive fair and equal treatment in the event of an attempted takeover or certain takeover tactics. None of these rights were redeemed and all expired on July 14, 2008, in accordance with the terms of the Rights Agreement.

Other Comprehensive Income

Accumulated other comprehensive income presented in the consolidated balance sheets consists of:

(in thousands)	**2008**	2007
Foreign currency translation adjustment	**$ 3,023**	$ 16,576
Postretirement actuarial gains recognized in net income, net of tax	**180**	171
Net unrealized losses on derivative instruments, net of tax	**(4,040)**	(447)
Total accumulated other comprehensive income	**$ (837)**	$ 16,300

Income taxes on the foreign currency translation adjustment in other comprehensive income are not recognized because the earnings are intended to be indefinitely reinvested in those operations.

NOTE 14. INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows (in thousands, except per share data):

	2008 Interim Period Ended			
	March 29 (13 Weeks)	June 28 (13 Weeks)	September 27 (13 Weeks)	December 27 (13 Weeks)
Net sales and other operating revenue	$197,968	$ 213,614	$ 225,587	$ 215,298
Cost of sales	123,460	133,691	143,040	131,336
Gross margin	74,508	79,923	82,547	83,962
Selling, general and administrative	72,857	74,568	72,337	71,918
Other (income)/expense, net	(4)	161	(536)	(476)
Income from continuing operations before interest and income taxes	1,655	5,194	10,746	12,520
Interest expense, net	606	860	708	867
Income from continuing operations before income taxes	1,049	4,334	10,038	11,653
Income tax expense	404	1,626	3,229	4,109
Net income from continuing operations	645	2,708	6,809	7,544
Income from discontinued operations	-	-	-	-
Income tax expense	-	-	-	-
Net income from discontinued operations	-	-	-	-
Net income	$ 645	$ 2,708	$ 6,809	$ 7,544
From continuing operations:				
Net income per common share – basic	$ 0.02	$ 0.09	$ 0.22	$ 0.24
Net income per common share – diluted	0.02	0.09	0.21	0.24
From discontinued operations:				
Net income per common share – basic	-	-	-	-
Net income per common share – diluted	-	-	-	-
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

	2007 Interim Period Ended			
	March 31 (13 Weeks)	June 30 (13 Weeks)	September 29 (13 Weeks)	December 29 (13 Weeks)
Net sales and other operating revenue	$182,426	$ 197,036	$ 198,052	$ 185,222
Cost of sales	102,976	109,435	115,692	116,384
Gross margin	79,450	87,601	82,360	68,838
Selling, general and administrative	69,616	71,467	70,253	65,981
Other (income)/expense, net	(90)	973	522	985
Income from continuing operations before interest and income taxes	9,924	15,161	11,585	1,872
Interest expense, net	604	615	550	454
Income from continuing operations before income taxes	9,320	14,546	11,035	1,418
Income tax expense	3,448	5,277	3,448	337
Net income from continuing operations	5,872	9,269	7,587	1,081
Income/(loss) from discontinued operations	537	(346)	(146)	-
Income tax expense/(benefit)	199	(129)	(54)	-
Net income/(loss) from discontinued operations	338	(217)	(92)	-
Net income	$ 6,210	$ 9,052	$ 7,495	$ 1,081
From continuing operations:				
Net income per common share – basic	$ 0.19	$ 0.30	$ 0.24	$ 0.03
Net income per common share – diluted	0.19	0.30	0.24	0.03
From discontinued operations:				
Net income/(loss) per common share – basic	0.01	(0.01)	-	-
Net income/(loss) per common share – diluted	0.01	(0.01)	-	-
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

SCHEDULE II – VALUATION & QUALIFYING ACCOUNTS

For Fiscal Years ended December 27, 2008, December 29, 2007, and December 30, 2006
(in thousands)

	Beginning Balance	Additions (Reductions) to Expense	Deductions	Ending Balance
Fiscal year ended December 27, 2008:				
Allowance for doubtful accounts	$ 506	763	(406)	$ 863
LIFO inventory reserves	$ 5,249	1,715	-	$ 6,964
Deferred tax asset valuation allowance	$ 224	(25)	-	$ 199
Fiscal year ended December 29, 2007:				
Allowance for doubtful accounts	$ 994	(165)	(323)	$ 506
LIFO inventory reserves	$ 3,837	1,412	-	$ 5,249
Deferred tax asset valuation allowance	$ 417	(193)	-	$ 224
Fiscal year ended December 30, 2006:				
Allowance for doubtful accounts	$ 5,337	(838)	(3,505)	$ 994
LIFO inventory reserves	$ 4,920	(1,083)	-	$ 3,837
Deferred tax asset valuation allowance	$ 460	(43)	-	$ 417

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries (the Company) as of December 27, 2008 and December 29, 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 27, 2008. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule "Valuation and Qualifying Accounts." Additionally, we have audited the Company's internal control over financial reporting as of December 27, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *"Management's Report on Internal Control over Financial Reporting."* Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 2008 and December 29, 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 27, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Additionally, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in the Summary of Significant Accounting Policies, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109,*" effective December 31, 2006. Additionally, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*," effective January 1, 2006, and the recognition and disclosure provisions of Statement of Financial Accounting Standards, No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*," as of December 30, 2006.

/s/ KPMG LLP

Charlotte, North Carolina
February 23, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements or instances of fraud. As such, a control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 27, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 27, 2008.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15b of the Securities and Exchange Act of 1934 (the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Our management assessed the effectiveness of our internal control over financial reporting as of December 27, 2008. See page 51 for "*Management's Report on Internal Control over Financial Reporting*." Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The report of the independent registered public accounting firm appears on page 49.

There have been no changes in our internal control over financial reporting during the quarter ended December 27, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Items 10 through 14 are incorporated by reference to the sections captioned Principal Stockholders and Holdings of Management, Election of Directors, The Board of Directors and its Committees, Compensation Committee Interlocks and Insider Participation, Compensation Committee Report, Equity Compensation Plans, Director Compensation, Section 16(a) Beneficial Ownership Reporting Compliance, Executive Officer Compensation and Ratification of Selection of Independent Public Accountants in our Proxy Statement for the Annual Meeting of Stockholders to be held on April 23, 2009 and to the Separate Item in Part I of this Annual Report captioned Executive Officers of the Registrant.

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics

We have adopted a Code of Conduct and Ethics that covers our officers and employees. In addition, we have adopted a Code of Ethics for Directors and Senior Financial Officers which covers the members of the Board of Directors and Senior Financial Officers, including the Chief Executive Officer, Chief Financial Officer, Corporate Controller and Principal Accounting Officer. These Codes are posted on our website at www.lance.com. We will disclose any substantive amendments to, or waivers from, our Code of Ethics for Directors and Senior Financial Officers on our website or in a report on Form 8-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements.

The following financial statements are filed as part of this report:

(a) 2. Financial Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because information required is included in financial statements or the notes thereto.

(a) 3. Exhibit Index.

2.1 Asset Purchase Agreement, dated November 13, 2008, as amended and approved on December 3, 2008, by and among Archer Acquisitions, LLC, a North Carolina limited liability company, Archway Cookies, LLC, a Delaware limited liability company, and for purposes of Section 6.4 of the Agreement, the Registrant, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 (File No. 0-398).

3.1 Restated Articles of Incorporation of Lance, Inc. as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998 (File No. 0-398).

3.2 Articles of Amendment of Lance, Inc. dated July 14, 1998 designating rights, preferences and privileges of the Registrant's Series A Junior Participating Preferred Stock, incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1998 (File No. 0-398).

3.3 Articles of Amendment of Lance, Inc., as filed on October 30, 2008, eliminating the Registrant's Series A Junior Participating Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 31, 2008 (File No. 0-398).

3.4 Bylaws of Lance, Inc., as amended through November 1, 2007, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 7, 2007 (File No. 0-398).

4.1 See 3.1, 3.2, 3.3 and 3.4 above.

10.1 Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2005 (File No. 0-398).

10.2 Lance, Inc. 1997 Incentive Equity Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.3 Lance, Inc. 2003 Key Employee Stock Plan, as amended, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.4 Lance, Inc. 2003 Director Stock Plan, incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8 filed on May 2, 2003 (File No. 333-104961).

10.5 Lance, Inc. 2007 Key Employee Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2007 (File No. 0-398).

10.6 Lance, Inc. 2008 Director Stock Plan, incorporated herein by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-8 filed on May 15, 2008 (File No. 333-150931).

10.7* Lance, Inc. Compensation Deferral and Benefit Restoration Plan, as amended, incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.8* Lance, Inc. 2006 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 3, 2006 (File No. 0-398).

10.9* Lance, Inc. 2006 Three-Year Incentive Plan for Officers, as amended, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 30, 2007 (File No. 0-398).

10.10* Lance, Inc. 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 22, 2006 (File No. 0-398).

10.11* Lance, Inc. 2007 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.12* Lance, Inc. 2007 Three-Year Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.13* Lance, Inc. 2007 Stock Option Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 14, 2007 (File No. 0-398).

10.14* Lance, Inc. 2008 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 29, 2008 (File No. 0-398).

10.15* Lance, Inc. 2008 Three-Year Performance Incentive Plan for Officers and Key Managers, as amended, filed herewith.

10.16* Lance, Inc. 2005 Employee Stock Purchase Plan, as amended and restated, incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.17* Executive Employment Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.18* Executive Employment Agreement Amendment dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.19* Amended and Restated Compensation and Benefits Assurance Agreement dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.20* Restricted Stock Unit Award Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.21* Restricted Stock Unit Award Agreement Amendment dated April 27, 2006 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 3, 2006 (File No. 0-398).

10.22* Restricted Stock Unit Award Agreement Amendment Number Two dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.23* Offer Letter, effective as of January 30, 2006, between the Registrant and Rick D. Puckett, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 3, 2006 (File No. 0-398).

10.24* Form of Amended and Restated Compensation and Benefits Assurance Agreement between the Registrant and each of Rick D. Puckett, Glenn A. Patcha, Blake W. Thompson, Frank I. Lewis and Earl D. Leake, incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.25* Amended and Restated Executive Severance Agreement dated April 24, 2008 between the Registrant and Earl D. Leake, incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.26* Form of Executive Severance Agreement between the Registrant and each of Frank I. Lewis, Glenn A. Patcha, Rick D. Puckett, Blake W. Thompson and Margaret E. Wicklund, incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-398).

10.27* Agreement, effective as of February 14, 2007, between the Registrant and L. Rudy Gragnani, incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.28* Retirement Agreement, effective March 26, 2007, between the Registrant and H. Dean Fields, incorporated herein by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.29* Offer Letter, effective as of January 8, 2007, between the Registrant and Glenn A. Patcha, incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.30 Credit Agreement, dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wachovia Capital Markets, LLC and the other lenders named therein, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 26, 2006 (File No. 0-398).

21 List of the Subsidiaries of the Registrant, filed herewith.

23 Consent of KPMG LLP, filed herewith.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

32 Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

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* Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANCE, INC.

Dated: February 23, 2009

By: /s/ David V. Singer
David V. Singer
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ David V. Singer David V. Singer	President and Chief Executive Officer (Principal Executive Officer)	February 23, 2009
/s/ Rick D. Puckett Rick D. Puckett	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	February 23, 2009
/s/ Margaret E. Wicklund Margaret E. Wicklund	Vice President, Corporate Controller and Assistant Secretary (Principal Accounting Officer)	February 23, 2009
/s/ W. J. Prezzano W. J. Prezzano	Chairman of the Board of Directors	February 23, 2009
/s/ Jeffrey A. Atkins Jeffrey A. Atkins	Director	February 23, 2009
/s/ J.P. Bolduc J.P. Bolduc	Director	February 23, 2009

/s/ William R. Holland William R. Holland	Director	February 23, 2009
/s/ James W. Johnston James W. Johnston	Director	February 23, 2009
/s/ Dan C. Swander Dan C. Swander	Director	February 23, 2009
/s/ Isaiah Tidwell Isaiah Tidwell	Director	February 23, 2009
/s/ S. Lance Van Every S. Lance Van Every	Director	February 23, 2009

EXHIBIT 21

SUBSIDIARIES OF LANCE, INC.

Name of Subsidiary	State/Province of Incorporation
Lance Mfg. LLC (1)	North Carolina
Caronuts, Inc. (1)	North Carolina
Vista Bakery, Inc. (1)	North Carolina
Cape Cod Potato Chip Company LLC (1)	Massachusetts
Lanhold Investments, Inc. (1)	Delaware
Tamming Foods Ltd. (2)	Ontario
Fresno Ventures, Inc. (1)	North Carolina
Archway Bakeries, LLC (3)	North Carolina
Brent & Sam's, Inc. (4)	Arkansas
North State Cookies, LLC (3)	North Carolina

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(1) Lance, Inc. owns 100% of the outstanding voting equity securities.

(2) Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.

(3) Subsidiary of Lance Mfg. LLC, which owns 100% of the outstanding voting equity securities.

(4) Subsidiary of North State Cookies, LLC, which owns 100% of the outstanding voting equity securities.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lance, Inc.:

We consent to the incorporation by reference in the Registration Statements, No. 333-150931, No. 33-58839, No. 333-25539, No. 333-35646, No. 333-104960, No. 333-104961, No. 333-124472, and No. 333-146336 of Lance, Inc. on Form S-8 of our reports dated February 23, 2009, with respect to the consolidated balance sheets of Lance, Inc. and subsidiaries as of December 27, 2008 and December 29, 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 27, 2008, and the related financial statement schedule "Valuation and Qualifying Accounts," and the effectiveness of internal control over financial reporting as of December 27, 2008, which reports appear in the December 27, 2008 annual report on Form 10-K of Lance, Inc.

As discussed in the Summary of Significant Accounting Policies, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109,*" effective December 31, 2006. Additionally, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment,*" effective January 1, 2006, and the recognition and disclosure provisions of Statement of Financial Accounting Standards, No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,*" as of December 30, 2006.

/s/ KPMG LLP

Charlotte, North Carolina
February 23, 2009

EXHIBIT 31.1

MANAGEMENT CERTIFICATION

I, David V. Singer, certify that:

1. I have reviewed this annual report on Form 10-K of Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2009

/s/ David V. Singer
David V. Singer
President and Chief Executive Officer

EXHIBIT 31.2

MANAGEMENT CERTIFICATION

I, Rick D. Puckett, certify that:

1. I have reviewed this annual report on Form 10-K of Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2009

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lance, Inc. (the "Company") on Form 10-K for the period ended December 27, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David V. Singer, President and Chief Executive Officer of the Company, and Rick D. Puckett, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Lance, Inc. and will be retained by Lance, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David V. Singer
David V. Singer
President and Chief Executive Officer
February 23, 2009

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
February 23, 2009